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07023401

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Metals

*CURRENT ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34714 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/10/07



Imperial Metals

discover · develop · operate

2006 ANNUAL REPORT



discover • develop • operate

reflects Imperial's business objectives and mindset,
borne from a proven track record in exploration,
mine development and operations



President's Message

Operating income of $97 million, net income of $82 million ($2.75 per share), cash flow of $70 million ($2.36 per share) - with these record breaking results it would be easy to dwell on the achievements of the past year. However, we emerge from 2006 with our mission intact - discover • develop • operate - and are focused on the challenges and opportunities which lie ahead. As we enter 2007 our objectives, beyond maintaining steady operations and increasing the reserve base at our Mount Polley and Huckleberry operations, will include the development of new mines at Red Chris and Sterling.



The success of the Mount Polley mine in 2006 demonstrated the importance of maintaining productive capacity. The first full year of operation at the re-opened Mount Polley mine achieved a record copper production of 55.5 million pounds coinciding with record high copper prices. Production at Mount Polley generated revenues of over $210 million, which along with Imperial's share of annual production from the Huckleberry mine, resulted in a record net income of $82 million.

The focus at Mount Polley will continue to be the delivery of a steady flow of high grade Wight Pit ore to the mill, while continuing exploration to increase resources and reserves in known areas of mineralization, and the search for new mineralized zones. Exploration expenditures at Mount Polley will reach $7.5 million in 2007, substantially exceeding the $4.0 million spent in 2006. We have good reason to nearly double the exploration effort at Mount Polley; the results of the 2006 drill program, coupled with increased metal prices, resulted in an increase in the reserve to 59.9 million tonnes grading 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. These reserves extend the planned mine life by three and a half years to May 2015.

Huckleberry retired its debt completely in 2006, with over $120 million repaid during the year. The Main Pit extension was approved and extended the planned mine life to 2010. Exploration will be undertaken at Huckleberry in 2007 to add reserves and further extend mine life.





At the 100% owned Sterling gold property, a former producer located near Beatty, Nevada the excavation of a 1,200 metre underground ramp into the 144 Zone is now underway. The ramp will provide access to the 144 Zone for the exploration of the zone from underground and for the restart gold production operations. Equally encouraging, a regional exploration program at Sterling resulted in the discovery of several new surface showings with grab samples grading up to 5.4 g/t gold. Several promising targets were identified for drilling. As part of this regional program, additional ground was acquired increasing our mineral rights holdings in this play to 5,244.8 hectares (12,620 acres).

Subsequent to year end, Imperial acquired the Red Chris project, located in northwest British Columbia, 365 kilometres north of Smithers. Red Chris is our most ambitious project with a reserve of 276 million tonnes grading 0.349% copper and 0.266 g/t gold, based on an independent feasibility study completed in 2004. This reserve provides a mine life of 25 years at a processing rate of 30,000 tonnes per day. The study showed the project to be viable, subject to the extension of the North American power grid 230 kilometres to the north along Highway 37 from its current terminus at Meziadin junction.

The Red Chris project has received both federal and provincial government environmental approvals, and it contains over 2 billion pounds copper, more than double the copper reserve at Mount Polley and Huckleberry combined. Recent exploration at Red Chris demonstrated that the deposit still has significant potential for expansion. Diamond drill hole 06-324, drilled in 2006, showed the deposit extends to depth by intersecting 271 metres of mineralization below the depth of mineralization drilled in



earlier exploration programs. The average grade of this 271 metre intercept was 0.87% copper and 1.12 g/t gold. Like Mount Polley and Huckleberry, the Red Chris project is located in British Columbia and is the type of project that fits well within the scope of our experience and adds greatly to our reserve base.

We continue to anticipate good returns in the mining business. Demand for metals remains strong and the cost and scarcity of inputs, and the significant expense, risk and long timelines associated with mine permitting continue to impact supply. Given continued good metals markets, Huckleberry and Mount Polley are poised to provide the cash flow required to accretively grow Imperial, with a combination of exploration, development and acquisition.

We conclude by thanking all stakeholders; our employees, service providers, shareholders, and lenders for their respective contributions to the achievements of 2006, and for their support in the past.

J. Brian Kynoch
President

Management's Discussion and Analysis

OVERVIEW

Mineral sales revenues were $210.4 million in 2006 compared to $70.7 million in 2005. Revenue is recognized at the point of title transfer, which usually takes place upon loading concentrates into a ship or railcar for delivery to a smelter. Mineral sales revenues were higher in 2006 compared to 2005 primarily due to higher copper prices and a full year of operation of the Mount Polley mine which began milling operations on March 8, 2005.

Operating income for 2006 increased to $96.6 million from $1.5 million in 2005. Equity income from the Huckleberry mine was also higher at $33.7 million compared to $29.9 million in the comparative year. Cash flow increased to $70.4 million in 2006 compared to $8.2 million in 2005. The $62.2 million improvement is the result of higher copper prices and higher sales volumes at the Mount Polley mine in the 2006 compared to 2005. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $23.7 million, down significantly from $49.5 million in the previous year when the capital expenditure program associated with restart of mine operations was being completed.

Expenditures in 2006 were financed primarily from cash flow from the Mount Polley mine, supplemented by a limited amount of long term debt and issue of share capital. At December 31, 2006 the Company had $22.0 million in cash and cash equivalents.

Net income for the year ended December 31, 2006 was $82.0 million compared to $21.6 million in the prior year.

During the September 2006 quarter the Company commenced a takeover bid for bcMetals Corporation acquiring about 19% of bcMetals to December 31, 2006 at a cost of $7.1 million. The Red Chris project in Northern British Columbia is bcMetals main mineral asset. As of March 16, 2007 the Company had acquired 97.8% of bcMetals at a cost of approximately $68.0 million which was funded through cash on hand and a $40.0 million short term loan facility.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate, only copper. During 2006 the Company recorded $26.6 million in losses on derivative instruments for copper compared to $11.6 million in 2005. These losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company has an unrealized net income position on its derivative instruments of $7.7 million at December 31, 2006. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2006 primarily due to the decline in the price of copper in the month of December 2006.

Derivative instruments were first put in place in July and August 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest. Under these contracts the Company sold copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.65/lb and receives downside price protection of US$1.35/lb. Of the 22.5 million lbs of copper sold under these derivative instruments, 1.9 million lbs of copper settled during 2005 and the balance in 2006.

The hedges put in place in February/March 2006 totaled 8.3 million lbs of copper, and settled in the period July to December 2006. Under these contracts the Company participated in price increases up to US$2.60/lb and received downside price protection of US$1.80/lb.

New hedges were entered into in the latter half of 2006 for the sale of 35.9 million lbs of copper under zero cost min/max hedging arrangements where the Company participates in price increases ranging from US$3.37/lb to US$3.68/lb (average US$3.51/lb) and receives downside price protection ranging from US$2.90/lb to US$3.00/lb (average of US$2.98/lb). These hedges cover primarily the last three quarters of 2007 and were put in place to protect a substantial portion of 2007 revenues.

In March 2007 the Company added to its hedge position with the sale of 19.8 million lbs of copper under zero cost min/max arrangements whereby the Company participates in price increases to US$3.06/lb and receives downside price protection at US$2.50/lb. These hedges cover the period April 2007 to March 2008.

Approximately 69% of estimated 2007 copper settlements, inclusive of the Company's 50% interest in Huckleberry to be proportionately consolidated commencing January 1, 2007, are hedged. The hedges are comprised of 50.4 million lbs under zero cost min/max arrangements at an average floor price of US$2.75/lb and an average ceiling price of US$3.27/lb plus forward sales for the sale of 7.4 million lbs at an average price of US$2.62/lb.

Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2006 for further details.

The Company provides security for its marginable hedges in the form of cash deposits to cover potential losses in excess of the credit facilities granted to the Company. At December 31, 2006 the Company had $1.3 million on deposit in connection with its marginable hedges. Included therein is a $1.1 million cash deposit, along with other security granted by the Company, was being held as security for a margin free hedging facility that was put in place during 2006. The cash deposit for this facility was released in early 2007. As these hedges settle, and/or if the price of copper declines, these funds will be released to the Company.

Selected Annual Financial Information

Years Ended December 31	2006	2005	2004
Total Revenues	$ 211,446,752	$ 71,077,050	$ 1,124,665
Net Income	$ 82,007,108	$ 21,568,751	$ 3,639,547
Net Income per share	$ 2.75	$ 0.77	$ 0.14
Diluted Income per share	$ 2.69	$ 0.74	$ 0.13
Working Capital (Deficiency)	$ 37,092,611	$ (18,885,531)	$ 1,321,706
Total Assets	$ 214,096,355	$ 135,433,507	$ 48,747,213
Total Long Term Debt (including current portion)	$ 15,571,579	$ 18,798,110	$ 8,623,057
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00
Cash Flow (1)	$ 70,363,511	$ 8,200,193	$ (3,831,581)
Cash Flow per share (1)	$ 2.36	$ 0.29	$ (0.15)

(1) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 16, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

DEVELOPMENTS DURING 2006

General

The year 2006 was the first full year of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations in 2006 were focused on maximizing Wight Pit ore production.

Copper prices were substantially higher in 2006 than in 2005, averaging about US$3.05/lb compared to US$1.67/lb in 2005. The US Dollar fluctuated in a downward trend during 2006 rallying late in the year to close at almost the same level as at December 31, 2005. Even with the decline in the average exchange rate the price of copper in CDN Dollar terms was substantially higher averaging CDN$3.46/lb in 2006 compared to CDN$2.02/lb in 2005. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

Continued increases in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

Exploration

Exploration expenditures at Mount Polley were $3.0 million in 2006 compared to $5.5 million in 2005. With the expanded land base, ongoing exploration at Mount Polley consists of identification of additional mineralized zones and expansion of identified zones. Drilling, which recommenced in January 2006, provided encouraging results from the C2 and Boundary zones. Drilling in 2006 included 123 diamond drill holes totaling 26,240 metres compared to 99 diamond drill holes totaling 39,481 metres and 160 percussion drill holes totaling 4,391 metres in 2005. Exploration at Mount Polley will be directed at finding near surface ore to provide supplemental feed to the mill and to find additional northeast zone type deposits. Planned exploration expenditures at Mount Polley for 2007 total approximately $7.5 million.

At Huckleberry a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension provided additional information for the reevaluation of mining this zone. These results coupled with higher copper price have improved the economics of this zone such that in July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit.

Preparations for exploration at the 144 Zone and surface exploration of other targets in the vicinity of Sterling continued in 2006. The Company completed a $6.3 million non-brokered private placement in the spring of 2006 to fund this exploration. The lack of available drill rigs in Nevada has delayed the start of exploration drilling. Drilling will commence as soon as a drilling

contractor can be hired. Construction of a 1,200 metre underground ramp to access the 144 Zone commenced in late 2006. The underground development is expected to be completed by the fourth quarter of 2007 and will be followed by underground drilling with the overall objective being to outline sufficient reserves to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. Sterling's land package was greatly expanded over the last two years and exploration is ongoing to determine the best targets for drilling.

At the 100% owned Giant Copper property in southwest British Columbia two holes were drilled in 2006 with encouraging results. The Company is planning to drill a further 10,000 metres on the Giant Copper property during 2007 at a cost of approximately $1.2 million.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry generated $33.7 million in equity income to Imperial in 2006 compared to $29.9 million in 2005. Equity income in 2005 included a one time future income tax recovery of $9.6 million while the 2006 equity income included a deduction of $9.8 million of future income tax expense. Note 4 to the audited consolidated financial statements of the Company discloses the impact of Huckleberry operations on the financial position and results of operations of Imperial.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Huckleberry started the year 2006 with cash and cash equivalents and short term investments of $66.3 million and generated $96.9 million in cash from operations in 2006. These cash resources were applied to fully repay $121.4 million in long term debt in 2006 and as a result Huckleberry is debt free.

Exploration efforts in 2005 were directed at delineation of the copper mineralization that extends directly north of the Huckleberry Main Zone Pit. During 2006 Huckleberry confirmed the economic viability of mining this zone and made the decision to commence mining the Main Zone Pit extension extending the mine life until 2010. A limited drilling program was also completed in 2006 at Whiting Creek, an exploration property owned by Huckleberry. Exploration at Huckleberry will continue in 2007 with the goal of locating additional resources to extend its mine life.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial will have recorded its proportionate share of Huckleberry cash effective January 1, 2007.

bcMetals Corporation

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental approvals for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

To December 31, 2006 the Company acquired a 19% interest in bcMetals at a cost of $7.1 million. As of March 5, 2007 the Company owned 97.8% of bcMetals at a cost of approximately $68.7 million, The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility. The remaining shares of bcMetals are expected to be acquired by the Company in accordance with securities regulations.

The development of the Red Chris project into a mine is dependant upon a number of factors including on the construction of a power line to service the northwest portion of British Columbia.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest

rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Producing mining property, plant and equipment is carried at cost less accumulated depletion, depreciation and writedowns. All costs related to the acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from four to twelve years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the estimated future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization

Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs

The Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the

future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the future work to be carried out.

(d) Share Based Compensation
The fair value of stock options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(e) Derivative Instruments
The Company uses derivative financial instruments to manage its exposure to commodity prices. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

(f) Convertible Debentures
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Over the next few years Canadian generally accepted accounting principles for public companies will be updated to conform with International Financial Reporting Standards. The implications of these changes on the financial reporting of the Company is not yet known.

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in 2007 and beyond. These pronouncements have varying commencement dates. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

(a) Section 1530 Comprehensive Income
This section establishes standards for the reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income or its components.

(b) Earnings per Share
Proposed changes would amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method.

(c) Section 3251 Equity
This section established standards for the presentation of equity and changes in equity during the reporting period.

(d) Section 3855 Financial Instruments – Recognition and Measurement
This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on four fundamental decisions which serve as cornerstones underlying this section.

(e) Section 3861 Financial Instruments – Disclosure and Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the presentation paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

(f) Section 3865 Hedges
This section establishes standards for when and how hedge accounting, which is optional, may be applied. This section is based on the same four fundamental decisions that serve as cornerstones for Section 3855 above.

(g) Section 3051 Investments
This section continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instruments investments. This section also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the section has occurred.

(h) Section 1535 Capital Disclosures
This section establishes standards for disclosing information about an entity's capital and how it is managed.

(i) Inventories
Proposed changes would provide more guidance on the measurement and disclosure requirements for inventories than those currently in place. The proposals also provide guidance on the cost formulas used to assign costs to inventories.

(j) Business Combinations
Proposed changes would provide new standards that will harmonize with the converged US Financial Accounting Standards Board's and the International Accounting Standards Board's standards on business combinations and with their guidance on accounting for non-controlling interests.

(k) Income Taxes Arising from Partnership Income
An entity may earn income from an interest in a partnership that has a different financial year end than the entity's. The new EIC from the Emerging Issues Committee will seek to clarify the diversity in accounting practice that currently exists for income taxes arising from partnership income.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to stripping costs, EIC 160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The new recommendations require the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be included in the cost of the inventory produced, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The standard has been applied retroactively and there is no adjustment to prior years' financial statements as the Company's accounting for stripping costs in prior years was in accordance with the new standard.

As disclosed in Note 6 to the audited consolidated financial statements of the Company the December 31, 2006 balance of deferred stripping charges was $4,250,235. In accordance with EIC 160, the carrying value of the deferred stripping charges as at December 31, 2006 will continue to be amortized over the life of the related mining assets on a unit-of-production basis.

Effective with the commencement of commercial production in 2005 the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates at the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in the consolidated financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

RESULTS OF OPERATIONS FOR 2006 COMPARED TO 2005

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview
Operating revenues increased to $211.4 million for the year ended December 31, 2006 from $71.1 million in the year ended 2005. The 2006 revenues increased by $140.3 million due to the higher copper prices and larger sales volumes from inclusion of a full year of production from the Mount Polley mine in 2006.

In the year ended December 31, 2006 Imperial recorded net income of $82.0 million ($2.75 per share) compared to net income of $21.6 million ($0.77 per share) in the prior year. The higher net income in 2006 was primarily from the improved contribution from the Mount Polley mine due to higher copper prices on higher sales volumes.

The financial results of the Company are also closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's net income in the year ended December 31, 2006 was $33.7 million compared to $29.9 million in 2005. Equity income from Huckleberry in 2005 included a $9.6 million future income tax recovery compared to a $9.8 million future income tax expense in 2006.

Imperial's 2006 net income was after deduction of $26.6 million in losses on derivative instruments resulting from the sharp rise in the price of copper in the first half of 2006. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine operations. The 2005 net income was after deduction of $11.6 million in losses on derivative instruments resulting from the rise in the price of copper in the latter part of 2005. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine during the post startup phase of operations when debt repayments were highest.

Mineral Production and Transportation Costs
Mineral revenues and production costs represent the costs related to the concentrate sold from the Mount Polley mine. The increase reflects a full year of production in 2006 versus a partial year in 2005.

Mineral Property Holding Costs
Mineral property holdings costs decreased to $0.8 million in the year ended December 31, 2006 compared to $1.1 million in the year ended December 31, 2005. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral production costs upon sale of the concentrate.

Depletion, Depreciation and Amortization
Depletion, depreciation and amortization increased to $12.9 million in 2006 from $7.9 million in 2005 as a result of the resumption of operations at the Mount Polley mine.

General and Administration
General and administration expense increased to $2.0 million in 2006 from $1.4 million in 2005 as corporate activities increased during 2006 requiring additional staff, higher compensation and support costs related to the expanded activities of the Company.

Share Based Compensation
Share based compensation expense increased to $2.1 million in 2006 from $0.8 million in 2005 as a result of the options granted in August 2005, January 2006 and May 2006.

Interest Expense on Long Term Debt
Interest expense on long term debt increased to $1.9 million in 2006 from $1.6 million in 2005 due to the loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures being outstanding for a full year in 2006 versus a partial year in 2005.

Other Interest Expense
Other interest expense totaled $2.4 million in 2006 versus $1.1 million in 2005. The Company required significantly higher levels of short term debt in the first half of 2006 to fund margin calls on derivative instruments. Substantially all short term debt was repaid in the third quarter of 2006.

Interest Accretion on Short and Long Term Debt
Interest accretion increased to $1.3 million from $1.1 million in 2004. The increase is due to the convertible debentures being outstanding for the full year in 2006 and the new short term debt added in mid 2006.

Amortization of Deferred Financing Charges
The amortization of the deferred financing charges associated with the convertible debentures and the Line of Credit facility totaled $1.0 million in 2006 compared to $1.1 million in 2005. The decline is due to completion of the amortization of the Line of Credit facility financing charges in June 2006. Amortization thereafter relates solely to the convertible debentures.

Foreign Exchange Gain on Long Term Debt
The foreign exchange gain on US Dollar denominated long term debt was under $0.1 million in both 2006 and 2005. The gain is all related to US Dollar denominated long term debt added by the Company during 2005. During the year ended December 31, 2006 the CDN Dollar strengthend slightly during the year against the US Dollar resulting in a gain to the Company.

Other Foreign Exchange Loss
The $0.1 million foreign exchange loss recorded in 2006 and the $0.2 million foreign exchange loss is mostly attributable to foreign exchange losses on US Dollar denominated accounts receivable and derivative instruments, partially offset by gains on short term debt. These US Dollar balances are the result of the operations at the Mount Polley mine.

Losses on Derivative Instruments
During the year ended December 31, 2006 the Company entered into additional hedge contracts for the sale of a total of 48.3 million lbs of copper to protect the Company's cash flow against a decline in the price of copper primarily during the latter half of 2007. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2005 resulted in a loss of $26.6 million during the year ended December 31, 2006 compared to a loss of $11.6 million in 2005. The unrealized net gains on the hedge contracts outstanding at December 31, 2006 totaled $7.7 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Other Income
Other income in 2006 includes $0.2 million in gains on sale of mineral exploration properties and surplus mining equipment compared to gains on sale of mineral exploration properties and surplus mining equipment totaling $0.5 million in 2005.

Income and Mining Taxes (Recovery)
Income and mining taxes increased to $21.8 million in 2006 from a recovery of $1.6 million in 2005. Of the total tax expense $2.4 million was for mineral taxes payable to the Province of British Columbia and the balance as a provision for future income taxes. In 2005 a $2.2 million future income tax recovery on flow through shares resulting from the renouncement of income tax benefits associated with mineral exploration expenditures offset current mineral and capital tax expense of $0.3 million and a $0.3 million future income tax expense provision.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow

The Company had net income of $82.0 million in the year ended December 31, 2006 compared to net income of $21.6 million in 2005. Cash flow was $70.4 million in 2006 compared to cash flow of $8.2 million in the prior year. The increase in 2006 was the result of resumption of operations at Mount Polley in March 2005 and therefore higher sales volumes coupled with higher metal prices which increased the cash flow generated from operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At December 31, 2006 the Company had working capital of $37.1 million, an improvement of $56.0 million from a working capital deficiency of $18.9 million at December 31, 2005. The December 31, 2005 working capital position reflected the financing arrangements made to restart operations, which included a $14.5 million Line of Credit facility that was repaid in mid 2006. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will continue to improve the working capital position of the Company and provide cash for acquisitions, debt reduction, and reinvestment in operations and exploration.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $19.7 million in 2006 compared to $43.8 million in 2005. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities, and pit stripping. The 2006 expenditures, primarily for Mount Polley tailings dam construction and the purchase of mobile mine equipment, was financed from cash flow from operations and from the proceeds received from exercise of warrants and options as well as from short term debt.

Exploration expenditures were $4.0 million in 2006 compared to $5.7 million in 2005 when more exploration diamond drills were operating on the Mount Polley property. The expenditures in both years were primarily for exploration at Mount Polley however in 2006 significant amounts were also spent on Giant Copper and the exploration properties surrounding Sterling.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2007 however long term debt may be utilized when terms are favourable.

The acquisition of bcMetals, which was completed in early 2007, was financed by cash on hand and a $40.0 million credit facility from a related party.

Debt and Other Obligations

During the year ended December 31, 2006 the Company financed a portion of its capital expenditures through a $2.4 million long term debt via a five year equipment finance contract at a floating interest rate.

Select use of short term debt during the first half of 2006 from purchasers of the Company's concentrate was used to provide working capital to meet day to day cash requirements. A short term debt arrangement to assist with the purchase of $2.9 million of mobile mining equipment was completed in mid 2006. The short term funding to assist in meeting margin calls on derivative instruments continued to be utilized extensively in the first half of 2006 until these losses were settled and the short term debt fully repaid.

During the year ended December 31, 2005 the Company financed the balance of the Mount Polley restart expenditures from a number of short and long term debt sources.

Short term financing sources in 2005 included a $14.5 million revolving Line of Credit facility that was repaid in 2006 and short term debt facilities with the purchasers of the Company's concentrate to provide working capital. These were repaid upon receipt of proceeds from the sale of the concentrate. Other than a short term obligation of $1.9 million related to the purchase of some mobile mining equipment the Company had no short term debt at December 31, 2006.

Long term financing sources in 2005 included 6.15% fixed rate $12.9 million loan repayable over a four year term to finance mobile mining equipment.

In addition an aggregate of $20.0 million convertible debentures were issued in March 2005 to fund the restart of the Mount Polley mine. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the Consolidated Balance Sheet of the Company. As of December 31, 2006 debentures with a face value of $6.0 million had been converted into common shares leaving a face value of $14.0 million in debentures outstanding.

Payments on the non interest bearing Mount Polley Mine Construction Loan of $4.1 million are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year and commenced in April 2005 based on mining and milling operations resuming at Mount Polley in March 2005. By agreement with the lender, repayments commenced in October 2005 at double the normal rate until the deferred amounts were repaid in early 2006. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

The Company had the following contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	Total
Short term debt	$ 1,869,000	$ –	$ –	$ –	$ –	$ 1,869,000
Long term debt	6,061,000	4,847,000	2,948,000	1,049,000	667,000	15,572,000
Convertible debentures [1]	–	–	–	13,980,000	–	13,980,000
Operating leases	195,000	120,000	79,000	16,000	4,000	414,000
Capital expenditures and other	250,000	–	–	–	–	250,000
Mineral properties [2]	291,000	256,000	339,000	395,000	350,000	1,631,000
Total	$ 8,666,000	$ 5,223,000	$ 3,366,000	$ 15,440,000	$ 1,021,000	$ 33,716,000

[1] Assumes non conversion of debentures.
[2] Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2011 is for the year 2011 only.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required. The acquisition of bcMetals in 2007 was partially funded by a $40.0 million short term loan facility.

As at December 31, 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

				Three Months Ended
	December 31 2006	September 30 2006	June 30 2006	March 31 2006
Total Revenues	$ 45,659,422	$ 57,154,486	$ 81,317,766	$ 27,315,078
Equity Income from Huckleberry	$ 737,340	$ 12,035,084	$ 16,934,081	$ 3,985,441
Net Income	$ 23,827,325	$ 30,955,181	$ 26,564,655	$ 659,947
Income per share [1]	$ 0.79	$ 1.03	$ 0.89	$ 0.02
Diluted Income per share [1]	$ 0.75	$ 0.99	$ 0.87	$ 0.02
Cash Flow [2]	$ 18,810,712	$ 36,341,749	$ 13,235,299	$ 1,975,751
Cash Flow per share [1][2]	$ 0.62	$ 1.21	$ 0.44	$ 0.07
Average LME cash settlement copper price/lb in US$	$ 3.215	$ 3.479	$ 3.289	$ 2.243
Average US/CDN$ exchange rate	$ 1.139	$ 1.121	$ 1.122	$ 1.155
Period end US/CDN$ exchange rate	$ 1.165	$ 1.115	$ 1.115	$ 1.167

				Three Months Ended
	December 31 2005	September 30 2005	June 30 2005	March 31 2005
Total Revenues	$ 43,037,463	$ 27,859,599	$ 134,213	$ 45,775
Equity Income from Huckleberry	$ 15,293,054	$ 7,909,923	$ 3,262,590	$ 3,461,683
Net Income	$ 9,691,522	$ 5,583,588	$ 2,347,305	$ 3,946,336
Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Diluted Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Cash Flow [2]	$ 4,752,732	$ 5,684,263	$ (1,091,757)	$ (1,145,045)
Cash Flow per share [1][2]	$ 0.17	$ 0.20	$ (0.04)	$ (0.04)
Average LME cash settlement copper price/lb in US$	$ 1.951	$ 1.704	$ 1.537	$ 1.482
Average US/CDN$ exchange rate	$ 1.173	$ 1.201	$ 1.244	$ 1.227
Period end US/CDN$ exchange rate	$ 1.166	$ 1.161	$ 1.226	$ 1.210

[1] The sum of the quarterly income per share and cash flow per share amounts does not equal the annual total due to timing of share issuances during the year.
[2] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

Until recommencement of sales from the Mount Polley mine in the September 2005 quarter, the Company's revenues consisted of management fees, interest and other incidental revenue from holding its properties on care and maintenance. Net income during the eight quarters ending December 31, 2006 has been influenced by the steady rise in copper prices which have increased income as a restart of the Mount Polley mine and also generated higher equity income from Huckleberry. The Company began using derivative instruments in the September 2005 quarter and this has impacted the volatility of its quarterly financial results.

Fourth Quarter Results

Mineral sales volumes in the fourth quarter of 2006 were at normal levels, similar to the third quarter of 2006. Sales revenues were depressed by the decline in copper prices in the fourth quarter compared to the third quarter.

Recording of sales revenues is dependant on the availability and scheduling of ocean or rail transportation and therefore variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded net income of $23.8 million ($0.79 per share) in the fourth quarter of 2006 compared to net income of $9.7 million ($0.34 per share) in the prior years quarter. The decline in the fourth quarter 2006 compared to the third quarter 2006 was primarily due to the reduction in equity income from Huckleberry in the December 2006 quarter.

The Company added $2.4 million of long term debt during the fourth quarter of 2006 to fund the purchase of mobile mining equipment. Expenditures for exploration, mobile mining equipment purchases and ongoing capital projects at the Mount Polley mine totaled $10.8 million during the three months ended December 31, 2006. This was an increase of $9.1 million from the $1.7 million in the 2005 period in capital expenditures and exploration at the Mount Polley mine in 2005. The increased expenditures were for acquisition of mobile mine equipment to upgrade and meet planned production levels.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Prior to December 1, 2004 Imperial received consulting fees for its services pursuant to a new consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry. The consulting fees ceased effective November 30, 2004 due to the repayment by Huckleberry of the $2.5 million in senior ranked loan owed to the Company.

With the return to joint control and proportionate consolidation of Huckleberry commencing January 1, 2007 as described in Note 4 of the audited consolidated financial statements the Company will again receive consulting fees of $100,000 per annum effective January 1, 2007.

Corporate

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The credit facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. A draw fee of 1% will be payable on the amount drawn. The credit facility will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down will be evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals Corporation.

During the fourth quarter of 2005, the Company commenced borrowing via short term advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. All amounts due under to Edco were repaid in July 2006. The advances, which bore interest at rates up to 14%, were secured by a guarantee from the Company's subsidiary, Mount Polley Mining Corporation.

In March 2005 the Company issued $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company collectively purchased $9.75 million of the convertible debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, a director of Imperial, and Brian Kynoch, President of Imperial. Further details on the convertible debentures can be found in Note 9 to the audited consolidated financial statements for the year ended December 31, 2006.

In June 2005 the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco and $0.5 million was with Larry Moeller, a director of the Company. The facility was secured by a General Security Agreement on the assets of the Company and bore interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 were issued to the related parties. The facility was fully repaid in mid 2006.

During the fourth quarter of 2005 the Company sold income tax receivables with a face value of approximately $1.3 million to

Edco at a discount. The effective interest rate charged by Edco on these receivables was 8% per annum. The tax receivables were collected prior to December 31, 2005.

Further details on related party transactions can be found in Note 15 to the audited consolidated financial statements for the year ended December 31, 2006.

OTHER

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reaonsable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has consulded that the design of these internal controls and procedures over financial reporting was effective.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 16, 2007 the Company had 30,772,398 common shares outstanding. On a diluted basis the Company had 35,765,316 common shares outstanding at March 16, 2007.

OUTLOOK

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 98.0 million lbs copper, 58,800 ounces gold, 596,000 ounces silver and 210,000 lbs molybdenum during 2007 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt, including the $40.0 million in short term debt incurred in early 2007 to acquire bcMetals. Cash flow protection for 2007 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation.

Net income and income per share are affected a number of external factors including fluctuations in metal prices and changes in the US/CDN Dollar exchange rate. The changes to budgeted 2007 pre tax income before the affects of derivative instruments for changes in key factors is as follows:

Factor	Change in Sensitivity	Effect on Net Income	Effect on Income per Share
Copper price	US$0.01 per lb	$7,400,000	$0.24
US/CDN Dollar Exchange Rate	US$0.01	$1,660,000	$0.05
Gold price	US$10.00 per oz	$44,000	$0.01

Exploration

Exploration expenditures at Mount Polley have been budgeted at $7.5 million for 2007 to complete a minimum of 40,000 metres of diamond drilling. In late 2006 the Company recommenced development and exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program includes the excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The total cost for Sterling is budgeted at $7.1 million for 2007. Drilling at Giant Copper is budgeted at $1.2 million and the Company's share of Huckleberry's exploration budget for 2007 is budgeted at $0.7 million. An exploration and development budget for Red Chris has not yet been set.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project acquired with the purchase of bcMetals will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2007 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow during 2007. Selective long debt financings may also be entered into during 2007. The Company currently does not forecast the requirement for any equity financings during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals and management continues to evaluate potential acquisitions to further grow the Company.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 16, 2007

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia

March 16, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 22,047,782	$ 339,450
Marketable securities [Market value $502,764 (2005 - $355,174)]	333,802	309,914
Accounts receivable	20,548,495	24,026,147
Inventory (Note 3)	13,176,567	5,158,103
Derivative instrument assets and margin deposits (Note 13)	11,699,327	8,250,018
Future income taxes (Note 12)	–	2,674,874
	67,805,973	40,758,506
Investment in Huckleberry Mines Ltd. (Note 4)	45,438,272	11,746,326
Investment in bcMetals Corporation (Note 5)	7,109,668	–
Mineral Properties (Note 6)	88,844,515	79,141,191
Future Site Reclamation Deposits	2,579,231	2,231,962
Deferred Financing Costs (Note 9)	261,998	1,409,261
Other Assets	109,198	146,261
Future Income Taxes (Note 12)	1,947,500	–
	$ 214,096,355	$ 135,433,507
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 16,033,437	$ 14,563,066
Short term debt (Note 7)	1,869,133	30,337,983
Current portion of long term debt (Note 8)	6,061,322	5,581,964
Derivative instrument liabilities (Note 13)	3,792,972	9,161,024
Future income taxes (Note 12)	2,956,498	-
	30,713,362	59,644,037
Long Term Debt (Note 8)	9,510,257	13,216,146
Debt Component of Convertible Debentures (Note 9)	10,512,478	13,719,982
Future Site Reclamation Costs (Note 10)	3,415,057	3,649,434
Future Income Taxes (Note 12)	18,749,254	3,025,122
	72,900,408	93,254,721
SHAREHOLDERS' EQUITY		
Share Capital (Note 11)	47,682,123	29,724,618
Contributed Surplus	4,048,542	2,942,699
Equity Component of Convertible Debentures (Note 9)	4,808,215	6,861,510
Retained Earnings	84,657,067	2,649,959
	141,195,947	42,178,786
	$ 214,096,355	$ 135,433,507

See accompanying notes to these financial statements.

Approved by the Board:

Larry G.J. Moeller, Director   J. Brian Kynoch, Director

Commitments and guarantees (Note 16)
Subsequent events (Notes 4, 5 and 13)

Consolidated Statements of Income

Years Ended December 31, 2006 and 2005	2006	2005
REVENUES		
Mineral sales	$ 210,354,564	$ 70,708,711
Interest income	694,273	183,412
Other	397,915	184,927
	211,446,752	71,077,050
EXPENSES		
Mineral production and transportation costs	90,218,127	53,270,341
Mineral property holding costs (Note 6)	757,024	1,062,737
Accretion of future site restoration costs	260,869	216,982
Depletion, depreciation and amortization	12,940,952	7,879,623
General and administration	2,001,129	1,368,717
Share based compensation	2,058,503	770,162
Interest on long term debt	1,890,602	1,572,232
Other interest	2,354,304	1,061,382
Interest accretion on short and long term debt	1,332,878	1,100,532
Amortization of deferred financing costs	1,028,581	1,123,713
Foreign exchange gain on long term debt	(20,341)	(42,962)
Foreign exchange loss	64,416	189,440
	114,887,044	69,572,899
INCOME BEFORE THE UNDERNOTED	96,559,708	1,504,151
Add (Deduct)		
Equity income in Huckleberry Mines Ltd. (Note 4)	33,691,946	29,927,250
Losses on derivative instruments (Note 13)	(26,596,252)	(11,598,669)
Other	187,710	176,960
	7,283,404	18,505,541
INCOME BEFORE TAXES	103,843,112	20,009,692
Income and mining taxes (recovery) (Note 12)	21,836,004	(1,559,059)
NET INCOME	$ 82,007,108	$ 21,568,751
Income Per Share (Note 14)		
Basic	$ 2.75	$ 0.77
Diluted	$ 2.69	$ 0.74
Weighted Average Number of Common Shares Outstanding (Note 14)		
Basic	29,801,115	28,146,219
Diluted	31,248,536	28,999,245

See accompanying notes to these financial statements.

Consolidated Statements of Shareholders' Equity

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	27,950,939	$ 31,424,753	$ 250,869	$ –	$ (18,918,792)	$ 12,756,830
Convertible debenture issue, net of financing costs of $331,080	–	–	–	6,878,707	–	6,878,707
Issued for cash on exercise of options	114,700	57,350	–	–	–	57,350
Issued for cash on exercise of share purchase warrants	74,800	411,400	–	–	–	411,400
Issued on conversion of convertible debentures	5,780	49,941	–	(17,197)	–	32,744
Transfer of contributed surplus on exercise of options	–	25,234	(25,234)	–	–	–
Warrants issued for Line of Credit facility	–	–	1,946,902	–	–	1,946,902
Future income tax affect of flow through share expenditures	–	(2,244,060)	–	–	–	(2,244,060)
Share based compensation	–	–	770,162	–	–	770,162
Net income	–	–	–	–	21,568,751	21,568,751
Balance, December 31, 2005	28,146,219	29,724,618	2,942,699	6,861,510	2,649,959	42,178,786
Issued for cash, net of issue costs of $150,914	1,000,000	6,349,086	–	–	–	6,349,086
Issued for cash on exercise of options	290,667	704,502	–	–	–	704,502
Issued for cash on exercise of share purchase warrants	600,750	3,604,500	–	–	–	3,604,500
Issued on conversion of convertible debentures	690,162	6,346,757	–	(2,053,295)	–	4,293,462
Transfer of contributed surplus on exercise of options and warrants	–	952,660	(952,660)	–	–	–
Share based compensation	–	–	2,058,503	–	–	2,058,503
Net income	–	–	–	–	82,007,108	82,007,108
Balance, December 31, 2006	30,727,798	$ 47,682,123	$ 4,048,542	$ 4,808,215	$ 84,657,067	$ 141,195,947

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006 and 2005	2006	2005
OPERATING ACTIVITIES		
Net income	$ 82,007,108	$ 21,568,751
Items not affecting cash flows		
Depletion, depreciation and amortization	12,940,952	7,879,623
Share based compensation	2,058,503	770,162
Accretion of debt and future site restoration costs	1,593,747	1,317,514
Amortization of deferred financing costs	1,028,581	1,123,713
Equity income in Huckleberry Mines Ltd.	(33,691,946)	(29,927,250)
Foreign exchange gain on short and long term debt	(833,717)	(339,722)
Future income taxes	19,408,004	(1,893,812)
Unrealized (gains) losses on derivative instruments	(13,960,945)	7,856,472
Other	(186,776)	(155,258)
	70,363,511	8,200,193
Net change in non-cash operating working capital balances (Note 18)	2,674,337	(22,923,594)
Cash provided by (used in) operating activities	73,037,848	(14,723,401)
FINANCING ACTIVITIES		
Proceeds of short term debt	112,371,054	70,404,508
Repayment of short term debt	(140,092,467)	(40,069,765)
Proceeds of long term debt	2,409,397	12,940,000
Repayment of long term debt	(5,677,886)	(2,858,738)
Proceeds of convertible debentures	-	19,081,582
Issue of share capital, net of share issue costs	10,658,088	468,750
Cash (used in) provided by financing activities	(20,331,814)	59,966,337
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(23,727,559)	(49,473,640)
Purchase of marketable securities	-	(80,000)
Proceeds on sale of marketable securities	-	116,815
Purchase of investment in bcMetals Corporation	(7,109,668)	-
Proceeds on sale of mineral properties	231,810	547,653
Increase in future site reclamation deposits	(344,067)	(50,259)
Other	(48,218)	(182,750)
Cash used in investment activities	(30,997,702)	(49,619,575)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,708,332	(4,376,639)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	339,450	4,716,089
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,047,782	$ 339,450

Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2006 and 2005		2006		2005
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash in bank	$	4,250,685	$	339,450
Short term money market investments		17,797,097		–
	$	22,047,782	$	339,450
OPERATING ACTIVITIES				
Interest expense paid	$	4,292,921	$	2,573,025
Income and mining taxes paid	$	1,681,707	$	40,753

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2006

(a) the Company reclassified $952,660 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) holders of convertible debentures with a face value of $5,970,000 converted their convertible debentures into common shares.
(c) the Company received marketable securities with a fair value of $23,889 as an option payment on a mineral property.

During the year ended December 31, 2005

(a) the Company reclassified $25,234 of contributed surplus arising from stock based compensation to share capital on the exercise of options.
(b) holders of convertible debentures with a face value of $50,000 converted their convertible debentures into common shares.
(c) the Company sold surplus mineral properties and took back a $375,000 mortgage on the properties sold.
(d) the Company received marketable securities with a fair value of $11,000 as an option payment on a mineral property.

See accompanying notes to these financial statements.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. All inter-company balances and transactions have been eliminated upon consolidation.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company's investment in Huckleberry Mines Ltd., which holds the Huckleberry Mine (Note 4) has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

Other investments are accounted for using the cost method.

Investments are written down to fair value when an other than temporary decline in their carrying value has occurred.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Copper concentrates, inclusive of contained gold and silver, are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Mining Property, Plant and Equipment

Mining property, plant and equipment are carried at cost less accumulated depletion, depreciation and writedowns. Depletion and depreciation are computed primarily by property using the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $28,976,258 (2005-$23,889,881) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	4 -12 years
Office, computer and communications equipment	4 - 5 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Stripping Costs

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

Assessment of Impairment

Management reviews the carrying value of mineral exploration properties at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest and, in the case of producing mining property, plant and equipment estimates of future cash flows to be realized from production. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of post feasibility study exploration properties and producing mining property, plant and equipment is determined based on undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down these assets to estimated fair value.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Future Site Reclamation Costs

Future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based using a unit-of-production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged.
Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. These mining activities represent a single reportable segment.

Stock Based Compensation

The Company uses a fair value based method to account for stock based compensation. Compensation expense is determined when stock options are issued and is recognized in operations over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Forfeitures of options are accounted for in the period of forfeiture.

Share Purchase Warrants

Share purchase warrants issued are recorded at fair value in contributed surplus. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Deferred Financing Costs

Financing costs are amortized to operations on a straight line basis over the initial term of the related debt.

Earnings Per Common Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest, accretion, and amortization of deferred financing fees on convertible debt, when dilutive, (net of tax) are added back to income, since these would not be paid or incurred if the convertible debentures were converted into common shares.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, income tax provisions and assets and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures and derivatives. Actual results may differ from those estimates.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to stripping costs, EIC 160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The new recommendations require the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations included in the cost of the inventory produced, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provided access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The standard has been applied retroactively and there is no adjustment to prior years' financial statements as the Company's accounting for stripping costs in prior years was in accordance with the new standard.

At December 31, 2006, the balance of deferred stripping charges was $4,250,235 (Note 6). In accordance with EIC 160, the carrying value of the deferred stripping charges as at December 31, 2006 will continue to be amortized over the life of the related mining assets on a unit-of-production basis.

3. INVENTORY

	2006	2005
Concentrate	$ 8,978,174	$ 2,955,299
Supplies	4,198,393	2,202,804
	$ 13,176,567	$ 5,158,103

4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which is recorded on the equity basis. The Company's investment in (share of deficit of) Huckleberry is comprised of the following:

	2006	2005
Balance, beginning of year	$ 11,746,326	$ (18,180,924)
Equity income for the year	33,691,946	29,927,250
Balance, end of year	$ 45,438,272	$ 11,746,326

Summarized financial information for Huckleberry is as follows[1]:

	2006	2005
Balance Sheet		
Current Assets		
Cash and cash equivalents	$ 9,584,152	$ 48,119,977
Short term investments	23,623,250	18,188,600
Other current assets	32,811,216	28,535,225
	66,018,618	94,843,802
Mineral property	42,290,369	60,867,639
Future site restoration deposits and future income taxes	3,209,432	13,160,318
	$ 111,518,419	$ 168,871,759
Current Liabilities		
Accounts payable and other current liabilities	$ 8,004,768	$ 6,809,466
Current portion of long term debt, accrued interest and capital lease obligations	–	45,482,813
	8,004,768	52,292,279
Long term debt, accrued interest and capital lease obligations	–	78,883,674
Future income taxes	514,970	–
Future site restoration costs	13,570,406	15,486,292
	22,090,144	146,662,245
Share Capital	57,595,611	57,595,611
Retained Earnings (Deficit) .	31,832,664	(35,386,097)
	89,428,275	22,209,514
	$ 111,518,419	$ 168,871,759
Statement of Income		
Revenues	$ 192,986,682	$ 143,060,617
Expenses	125,767,921	83,387,158
Net Income	$ 67,218,761	$ 59,673,459
Statement of Cash Flows		
Operating activities	$ 96,941,525	$ 67,419,740
Financing activities	(121,434,432)	(3,449,027)
Investment activities	(14,042,918)	(30,969,279)
(Decrease) increase in cash and cash equivalents	$ (38,535,825)	$ 33,001,434

[1] Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

5. INVESTMENT IN bcMETALS CORPORATION

The Company has a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which is recorded on the cost basis.

The Company's investment in bcMetals is comprised of the following:

		2006
Purchase of common shares (market value $8,054,766)	$	6,732,098
Acquisition costs		377,570
	$	7,109,668

Pursuant to a Support Agreement between the Company and bcMetals, the Company has advanced bcMetals $2 million in January 2007 in unsecured advances bearing interest at Bank Prime Rate and due June 30, 2007.

From January 1, 2007 to March 16, 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of approximately $59.9 million inclusive of related fees and expenses. This acquisition was funded from existing cash resources, cash generated from operations and a $40 million credit facility from Edco Capital Corporation, a party related to a significant shareholder (Note 15). As of March 16, 2007 the Company holds approximately 97.8% of the issued and outstanding shares of bcMetals.

Acquisition of the remaining 2.2% interest in bcMetals is expected to cost approximately $1.7 million and will be paid from existing cash resources.

This business combination will be accounted for as a purchase transaction with the Company being identified as the acquirer and bcMetals as the acquiree. The consolidated financial statements of the Company will include the operating results of bcMetals commencing on the dates of acquisition of the share interests in 2007. The preliminary allocation of the purchase price of bcMetals is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments		
Cash	$	67,930,000
Acquisition costs		770,000
	$	68,700,000
Net assets acquired		
Current assets	$	3,060,000
Other assets		519,000
Mineral property		84,485,000
Future income taxes		(14,233,000)
Current liabilities		(5,131,000)
	$	68,700,000

6. MINERAL PROPERTIES

2006	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Producing Mining Property, Plant and Equipment			
Mineral properties	$ 64,521,242	$ 33,017,959	$ 31,503,283
Buildings, machinery and equipment	95,502,846	52,659,128	42,843,718
Tailings and reclamation facilities	25,036,924	15,145,118	9,891,806
Construction in progress	1,366,800	–	1,366,800
Land	745,157	–	745,157
	187,172,969	100,822,205	86,350,764
Mineral Exploration Properties			
Acquisition and exploration costs	4,040,617	1,546,866	2,493,751
	$ 191,213,586	$ 102,369,071	$ 88,844,515

2005	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Producing Mining Property, Plant and Equipment			
Mineral properties	$ 61,710,604	$ 26,502,103	$ 35,208,501
Buildings, machinery and equipment	79,913,206	47,203,168	32,710,038
Tailings and reclamation facilities	19,824,154	13,700,083	6,124,071
Construction in progress	2,702,768	–	2,702,768
Land	678,206	–	678,206
	164,828,938	87,405,354	77,423,584
Mineral Exploration Properties			
Acquisition and exploration costs	3,264,473	1,546,866	1,717,607
	$ 168,093,411	$ 88,952,220	$ 79,141,191

The net book value of buildings, machinery and equipment includes $3,288,162 (2005 – $4,077,338) under capital leases.
Details of the changes in the Company's mineral properties during the years ended December 31, 2006 and 2005 are as follows:

	December 31 2005	Additions	Depletion, Depreciation & Amortization	Disposals & Other	December 31 2006
Mount Polley	$ 74,986,101	$ 21,981,513	$ (13,437,220)	$ (45,255)	$ 83,485,139
Sterling	2,365,935	444,534	(19,645)	–	2,790,824
Other properties	1,789,155	779,397	–	–	2,568,552
	$ 79,141,191	$ 23,205,444	$ (13,456,865)	$ (45,255)	$ 88,844,515

	December 31 2004	Additions	Depletion, Depreciation & Amortization	December 31 2005
Mount Polley	$ 32,984,672	$ 50,051,778	$ (8,050,349)	$ 74,986,101
Sterling	2,265,864	207,995	(107,924)	2,365,935
Other properties	1,749,060	40,095	–	1,789,155
	$ 36,999,596	$ 50,299,868	$ (8,158,273)	$ 79,141,191

Mount Polley

The Company owns 100% of the Mount Polley open pit copper-gold mine located 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley mine was on standby from September 2001 when mining and milling operations were suspended until resumption of operations in March 2005. The Mount Polley property consists of three mining leases and 48 mineral claims.

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. The Sterling property consists of 193 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total.

During 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and therefore the cost to maintain ownership of these properties is not significant.

7. SHORT TERM DEBT

	2006	2005
(a) Equipment finance contracts aggregating $1,869,133 (2005-$nil) repayable in monthly installments of $240,479 until August 2007 secured by certain mobile mining equipment at the Mount Polley mine. This obligation has been recorded on a present value basis with deemed interest at 8% per annum as the finance contracts are interest free.	$ 1,869,133	$ –
(b) Line of Credit Facility		
Working capital facility of up to $nil (2005-$14,500,000) with a syndicate of lenders (Note 15)	–	14,500,000
(c) Concentrate Advances		
Cash advances of US$nil (2005-US$8,166,838)	–	9,510,283
(d) Credit facilities from a related party (Note 15)		
(i) Advances of $nil (2005-$3,000,000) due to a company controlled by a significant shareholder (Note 15)	–	3,000,000
(ii) Advances of US$nil (2005-US$2,600,000) due to a company controlled by a significant shareholder	–	3,027,700
(e) Mortgages payable	–	300,000
	$ 1,869,133	$ 30,337,983

8. LONG TERM DEBT

	Note	2006	2005
Mount Polley Mine Construction Loan	(a)	$ 4,081,335	$ 5,535,581
Mount Polley Finance Contract	(b)	2,348,966	–
Mount Polley Finance Contracts	(c)	603,660	1,444,685
Mount Polley Finance Contracts	(d)	73,013	138,463
Mount Polley Bank Term Loan	(e)	8,464,605	11,679,381
		15,571,579	18,798,110
Less portion due within one year		(6,061,322)	(5,581,964)
		$ 9,510,257	$ 13,216,146
Repayments are due as follows:			
Year ending December 31, 2007		$ 6,061,322	
Year ending December 31, 2008		$ 4,846,907	
Year ending December 31, 2009		$ 2,948,153	
Year ending December 31, 2010		$ 1,049,052	
Year ending December 31, 2011		$ 666,145	

(a) *Mount Polley Mine Construction Loan*

Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $4,083,335 (2005 - $5,600,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	2006	2005
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$ 4,083,333	$ 5,600,000
Less portion representing deemed interest at 7%	(1,998)	(64,419)
	4,081,335	5,535,581
Less portion due within one year	(1,164,669)	(1,454,246)
	$ 2,916,666	$ 4,081,335

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but were deferred with payments commencing in the fourth quarter of 2005 at an accelerated rate until the deferred amounts were paid in early 2006.

(b) Finance contract aggregating $2,348,966 (2005-$nil) repayable in monthly installments of $44,183 until August 2011 including interest at Bank Prime Rate plus 1% (7% at December 31, 2006) and secured by mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

(c) Finance contracts aggregating $603,660 (US$518,030) [2005-$1,444,685 (US$1,240,605)] repayable in blended monthly installments of $77,630 (US$66,618) including interest at one month Libor plus 3.5% and secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

(d) Finance contracts aggregating $73,013 (2005-$138,463) repayable in monthly installments of $5,760 until September 2007 and $2,509 thereafter, and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

(e) Bank term loans aggregating $8,464,605 (2005-$11,679,381) repayable in blended monthly installments of $368,000 until May 2007 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

9. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000,000 that mature on March 10, 2010, $9,750,000 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918,418, totalled $19,081,582. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion right. The estimated fair value of the equity component, the conversion right, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were as follows:

Debt component	$ 12,790,213
Equity component (net of financing costs of $331,080)	$ 6,878,707

The debt component of the convertible debenture will be accreted to the face value of $20,000,000 through the recording of additional interest expense over the term of the convertible debenture.

During the year ended December 31, 2006, convertible debentures with a face value of $5,970,000 were converted into common shares leaving a face value of $13,980,000 in convertible debentures outstanding at December 31, 2006.

During the year ended December 31, 2005, convertible debentures with a face value of $50,000 were converted into common shares leaving a face value of $19,950,000 in convertible debentures outstanding at December 31, 2005.

10. FUTURE SITE RECLAMATION COSTS

	2006	2005
Balance, beginning of year	$ 3,649,434	$ 3,118,573
Accretion	260,869	216,982
Costs incurred during the year	–	(224,858)
Additions to future costs	43,438	57,438
Change in estimates of future costs	(541,664)	511,548
Effect of translation of foreign currencies	2,980	(30,249)
Balance, end of year	$ 3,415,057	$ 3,649,434

The total undiscounted amount of estimated cash flows required to settle the obligations is $3,569,884 (2005 - $3,476,990) and US$1,382,085 (2005 – US$1,281,992) which has been discounted using a credit adjusted risk free rate of 7%. The reclamation obligations for the Mount Polley mine is expected to be paid during the years 2008 to 2014. The reclamation obligation for the Sterling mine is expected to be paid in 2012. The amounts and timing of mine closure plans for both the Sterling mine and the Mount Polley mine will vary depending on a number of factors including exploration success and alternative mining plans.

Assets with a fair value of $3,853,513 (2005-$3,559,830) are legally restricted for the purposes of settling asset retirement obligations (Note 16).

11. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors.
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors.
Unlimited number of Common Shares without par value

Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2006, 1,074,447 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In 2006 and 2005, the Company granted its directors, officers and employees options to purchase 260,000 common shares and 1,300,000 common shares, respectively, of the Company. The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date options issued	May 25, 2006	January 6, 2006	August 11, 2005
Number of options	60,000	200,000	1,300,000
Exercise price	$9.10	$5.30	$6.60
Estimated fair value per share	$4.66	$2.55	$3.32
Dividend yield	0%	0%	0%
Risk free interest rate	4.22%	3.92%	3.32%
Expected life	3.55 years	3.55 years	3.44 years
Expected volatility	68%	66%	66%

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2006 and changes during the years is presented below:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,072,000	$ 4.46	886,700	$ 0.82
Granted	260,000	$ 6.18	1,300,000	$ 6.60
Exercised	(290,667)	$ 2.42	(114,700)	$ 0.50
Lapsed	(45,000)	$ 6.60	–	$ –
Outstanding at end of year	1,996,333	$ 4.94	2,072,000	$ 4.46
Options exercisable at end of year	904,666	$ 3.05	752,000	$ 0.71

The following table summarizes information about the share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Exercise Price	Number Exercisable	Exercise Price
$0.50	528,000	0.6 years	$ 0.50	528,000	$ 0.50
$5.30	200,000	5.0 years	$ 5.30	–	$ 5.30
$6.60	1,163,333	3.6 years	$ 6.60	336,666	$ 6.60
$6.80	45,000	3.0 years	$ 6.80	40,000	$ 6.80
$9.10	60,000	5.0 years	$ 9.10	–	$ 9.10
	1,996,333	3.0 years	$ 4.94	904,666	$ 3.05

Share Purchase Warrants

	Number of Warrants	
	2006	2005
Balance, beginning of year	1,935,750	953,625
Issued pursuant to Line of Credit facility (Note 7(b))	–	1,935,750
Exercised	(600,750)	(74,800)
Expired	–	(883,825)
Balance, end of year	1,335,000	1,935,750

Each of the 1,935,750 warrants issued in connection with the Line of Credit facility (Note 7(b)) entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 690,517 on May 19, 2007; 276,207 on June 15, 2007; 184,138 on June 22, 2007; and 184,138 on July 20, 2007.

The Company recorded the estimated financing costs and contributed surplus for the fair value of the warrants issued in connection with the Line of Credit at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date warrants issued	May 19 through July 20, 2005
Number of warrants	1,935,750
Exercise price	$6.00
Estimated fair value per share	$1.01
Dividend yield	0%
Risk free interest rate	2.83%
Expected life	1.5 years
Expected volatility	40%

12. INCOME AND MINING TAXES (RECOVERY)

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

	2006		2005	
	Amount	%	Amount	%
Income before taxes	$ 103,843,112	100.0	$ 20,009,692	100.0
Income taxes thereon at the basic statutory rates	$ 35,431,270	34.1	$ 6,977,380	34.9
Increase (decrease) resulting from:				
Tax benefits not recognized in the period loss was incurred	(666,000)	(0.6)	(1,851,111)	(9.3)
Resource allowance	(1,028,000)	(1.0)	411,000	2.1
Change in valuation allowance	(2,495,000)	(2.4)	91,000	0.5
Non taxable equity income from Huckleberry	(11,496,000)	(11.1)	–	–
Use of capital gains rate on equity income from Huckleberry	–	–	(5,218,000)	(26.1)
Recognition of previously unrecognized future income tax assets upon renounciation relating to flow through shares	–	–	(2,244,060)	(11.2)
B.C. mineral taxes	1,890,000	1.8	130,000	0.6
Large corporation taxes	–	–	135,000	0.7
Effect of rate change	(32,000)	(0.0)	–	–
Other	231,734	0.2	9,732	0.0
Income and mining taxes (recovery)	$ 21,836,004	21.0	$ (1,559,059)	(7.8)

	2006	2005
Current taxes	$ 2,428,000	$ 334,753
Future income taxes	19,408,004	(1,893,812)
	$ 21,836,004	$ (1,559,059)

Future income tax assets and future income tax liabilities are as follows:

		2006		2005
Future income tax assets				
Mineral properties	$	19,409,500	$	24,543,000
Net operating tax losses carried forward		2,802,000		9,041,000
Investment in Huckleberry		–		617,000
Other		1,649,000		4,497,000
Future tax assets		23,860,500		38,698,000
Less valuation allowance		(21,913,000)		(36,023,126)
		1,947,500		2,674,874
Future income tax liabilities				
Mineral properties		18,749,254		3,025,122
Other		2,956,498		–
		21,705,752		3,025,122
Net future income tax liabilities	$	(19,758,252)	$	(350,248)
Net Future Income Tax Assets (Liabilities)				
Current portion	$	(2,956,498)	$	2,674,874
Non-current portion		(16,801,754)		(3,025,122)
	$	(19,758,252)	$	(350,248)

As at December 31, 2006 the Company had net operating tax loss carry forwards in Canada of approximately $1.4 million, which can be applied to reduce future Canadian taxable income and will expire in 2007 to 2026. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$6.0 million, which can be applied to reduce future US taxable income and will expire in 2009 to 2026. A valuation allowance has been applied to the tax benefit of $nil million of net operating tax loss carry forwards in Canada and to US$6.0 million of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

13. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

		2006		2005
Assets				
Security deposits with dealers [US$1,125,261 (2005-US$7,061,358)]	$	1,311,268	$	8,222,951
Put options purchased [US$8,914,493 (2005-US$23,244)]		10,388,059		27,067
	$	11,699,327	$	8,250,018
Liabilities				
Call options sold [US$3,254,932 (2005-US$7,866,917)]	$	3,792,972	$	9,161,024

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At December 31, 2006 the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2006 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at December 31, 2006 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			Equivalent notional lbs of copper	
January to December 2007	$ 2.95	$ 3.45	30,644,000	30,644,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract.

	Price US$/lb	Forward Sales
Contract Period		Equivalent notional lbs of copper
January 2007	$ 3.02	1,543,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net notional pounds of copper specified in the contract.

From January 1, 2007 to March 16, 2007 the Company purchased put options and sold call options to manage its exposure to changes in copper prices. The next notional pounds of copper and the exercise price under these contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			Equivalent notional lbs of copper	
April to December 2007	$ 2.50	$ 3.06	14,881,000	14,881,000
January to March 2008	$ 2.50	$ 3.06	4,960,000	4,960,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the next notional pounds of copper specified in the contract.

14. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	2006	2005
Numerator:		
Net Income	$ 82,007,108	$ 21,568,751
Effect of dilutive securities:		
Convertible debentures – interest, accretion and deferred financing costs, net of income tax effect	2,019,407	–
Adjusted net income	$ 84,026,515	$ 21,568,751
Denominator:		
Basic weighted-average number of common shares outstanding	29,801,115	28,146,219
Effect of dilutive securities:		
Stock options	913,250	774,407
Warrants	454,587	78,619
Convertible debentures	79,584	–
Diluted potential common shares	1,447,421	853,026
Diluted weighted-average number of common shares outstanding	31,248,536	28,999,245
Basic net income per common share	$ 2.75	$ 0.77
Diluted net income per common share	$ 2.69	$ 0.74

Excluded from the calculation of diluted net income per common share for the year ended December 31, 2006 were nil shares (2005 - 2,306,358 shares) related to the conversion of the 6% convertible debentures and 60,000 shares (2005 – 1,345,000 shares) related to stock options because their effect was anti-dilutive.

15. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	2006	2005
Line of Credit facility (Note 7(b))	$ –	$ 10,000,000
Short term debt (Note 7(d))	$ –	$ 6,027,700
Convertible debentures (at face value) (Note 9)	$ 9,750,000	$ 9,750,000
Interest expense on long term debt	$ 585,000	$ 477,616
Other interest expense	$ 1,283,983	$ 571,524

16. COMMITMENTS AND GUARANTEES

At December 31, 2006 the Company is committed to future minimum operating lease payments as follows:

2007	$ 195,000
2008	120,000
2009	79,000
2010	16,000
2011	4,000
	$ 414,000

At December 31, 2002 the Company had secured the reclamation bond of $1,900,000 for the Mount Polley mine with a cash deposit. During 2003 the cash deposit was reduced by $1,370,567 as a result of the Company pledging to the Province of British Columbia certain mining equipment and supplies inventory at the Mount Polley mine as substitute security for the cash released from the reclamation bond.

17. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2006 the carrying value of cash and cash equivalents, accounts receivable, derivative instrument assets, future site reclamation deposits, and accounts payable and accrued liabilities, derivative instrument liabilities, short term and long term debt, and the debt component of the convertible debenture approximates their respective fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximates fair value as interest rates and credit spreads have not changed materially since the instruments were issued.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivatives to manage this risk.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to four or five smelters or traders. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to manage its exposure and is subject to risk of default by counter parties in connection with these arrangements (Note 13).

18. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non cash operating working capital balances consists of the following:

	2006	2005
Accounts receivable	$ 3,477,652	$ (20,462,379)
Inventory	(7,417,270)	(4,010,986)
Derivative instrument assets and margin deposits	(3,449,309)	(8,250,018)
Accounts payable and accrued liabilities	1,470,371	8,495,237
Derivative instrument liabilities	8,592,893	1,304,552
	$ 2,674,337	$ (22,923,594)

19. SEGMENTED INFORMATION

	2006	2005
Revenue by geographic area		
Canada	$ 1,048,060	$ 329,059
United States	66,037,035	28,676,852
Japan	114,902,963	–
Europe	29,458,694	42,071,140
	$ 211,446,752	$ 71,077,050

In 2006, four customers (2005-three customers) each accounted for more than 10% of revenues with the largest customer accounting for approximately 31% (2005-41%) of revenue.


Red Chris Property
Bear Property
Porcher Island Property
Huckleberry Mine
Mount Polley Mine
Giant Copper Property
Sterling Property

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman [1/2/3]

Brian Kynoch [3]

Larry Moeller [1/2/3]

Ed Yurkowski [1/2]

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

Officers

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor
Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

Annual General Meeting

May 14, 2007 at 2:00pm
The Vancouver Club
University Room
915 West Hastings Street
Vancouver, BC

A corporate presentation will follow the formal meeting.






Imperial Metals

discover · develop · operate








File 82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of IMPERIAL METALS CORPORATION (the "Company") will be held at The Vancouver Club, U.B.C. Room, 915 West Hastings Street, Level 3, Vancouver, British Columbia, on Monday, May 14, 2007, at 2:00 p.m. (Pacific Time) for the following purposes:

1. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2006, together with the Auditors' Report thereon;
2. To set the number of directors of the Company at four;
3. To elect directors;
4. To appoint Auditors;
5. To consider, and if deemed advisable, to pass a resolution approving the Stock Option Plan (2007) of the Company as described in the accompanying Information Circular; and
6. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting. A copy of the Stock Option Plan (2007) is available for inspection by shareholders at the Company's records office at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 during statutory business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete the accompanying form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 20th day of March, 2007.

BY ORDER OF THE BOARD

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

TABLE OF CONTENTS

IMPERIAL METALS CORPORATION
200 – 580 Hornby Street, Vancouver, BC V6C 3B6

INFORMATION CIRCULAR

As at March 20, 2007

INTRODUCTION

This Information Circular accompanies the Notice of Annual and Special Meeting (the "Meeting") of the shareholders of Imperial Metals Corporation (the "Company") to be held on Monday, May 14, 2007 at the time and place set out in the accompanying Notice of Meeting. **This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.**

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company's management. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:**

(a) on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b) complete another proper form of proxy.

To be valid, a proxy must be signed by the shareholder or his or her legal personal representative. In the case of a corporation, the proxy must be signed by a duly authorized representative of the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 2:00 p.m. (Pacific time) on Thursday, May 10, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If common shares of the Company are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which company acts as nominee for many Canadian brokerage firms. Common shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares of the Company registered in the name of CDS & Co. or any other securities depositary firms or brokerage houses are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders with a request for voting instructions. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Very often, intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to ADP Investor Communications Services ("ADP"). ADP typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the shares.**

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the shares of the Company which they beneficially own. **Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the Management Proxyholders and insert the name of the Beneficial Shareholder (or such other person voting on behalf of the Beneficial Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Beneficial Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

In addition, there are two kinds of Beneficial Shareholders - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners ("NOBOs").

The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

a) by an instrument in writing that is:

(i) signed by the shareholder (or his or her legal personal representative) or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii) delivered to the registered office of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b) in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with every person present who is a shareholder or proxyholder and entitled to vote on the matter entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a) requested by a shareholder present at the Meeting in person or by proxy;

(b) directed by the Chair; or

(c) required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 2/3 of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. **If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.**

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its register of shareholders on the record date of March 20, 2007 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of March 20, 2007, the Company had 30,772,398 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company other than as set out below:

(a) Mr. N. Murray Edwards and Edco Financial Holding Ltd. and Edco Capital Corporation, companies controlled by Mr. Edwards, who hold collectively 10,859,029 common shares, representing approximately 35.3% of the issued and outstanding common shares of the Company; and

(b) Fairholme Capital Management, L.L.C. holds 5,959,500 common shares, representing approximately 9.4% of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

The board of directors of the Company currently consists of four directors and it is proposed to fix the number of directors at four and to elect four directors for the ensuing year.

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the *Business Corporations Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, Place of Residence and Position with Company[1]	Principal Occupation[1]	Director Since	Shares Owned[1]
Pierre Lebel [2/3/4] British Columbia, Canada *Director and Chairman*	Chairman of the Board of the Company.	December 6, 2001	51,898
J. Brian Kynoch [4] British Columbia, Canada *Director and President*	President of the Company.	March 7, 2002	179,078
Larry G.J. Moeller [2/3/4] Alberta, Canada *Director*	Vice President, Finance of Edco Financial Holdings Ltd., a private company.	March 7, 2002	886,184
Edward A. Yurkowski [2/3] Alberta, Canada *Director*	President of Procon Mining and Tunnelling Ltd., a full-service mining contractor.	May 20, 2005	Nil

1 The information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors individually.
2 Member of the Audit Committee.
3 Member of the Compensation Committee.
4 Member of the Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no proposed director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except the following:

Messrs. Kynoch, Lebel and Moeller were Directors of Imperial Metals Corporation ("Old Imperial") in 2002 when it implemented a Plan of Arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of the mining and oil and gas businesses carried on by Old Imperial. The reorganization created two public corporations, the new Imperial Metals Corporation, and IEI Energy Inc. (now Rider Resources Ltd.), an oil and gas company that trades on the Toronto Stock Exchange. Refer to the management proxy and Information Circular for IEI Energy Inc. dated January 20, 2003 on the SEDAR website at *www.sedar.com.*

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company. Deloitte & Touche LLP were first appointed as auditor of the Company on December 7, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company; the President; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any officer of the Company or of a subsidiary of the Company or any other individual who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a) each chief executive officer ("CEO") of the Company;
(b) each chief financial officer ("CFO") of the Company;
(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and
(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year,

(each, a "Named Executive Officer" or "NEO").

The Company currently has four Named Executive Officers, being J. Brian Kynoch, President, Andre H. Deepwell, Chief Financial Officer and Corporate Secretary, Don Parsons, Vice President, Operations and Patrick McAndless, Vice President, Exploration.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year Ended December 31,	Salary $	Bonus $	Other Annual Compen-sation $	Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compen-sation[3] ($)
J. Brian Kynoch *President*	2006	166,875	88,400[2]	Nil	Nil	Nil	Nil	5,250
	2005	145,500[1]	Nil	Nil	240,000	Nil	Nil	Nil
	2004	132,000	35,000	Nil	Nil	Nil	Nil	Nil
Andre H. Deepwell *Chief Financial Officer and Corporate Secretary*	2006	153,105	41,900[2]	Nil	Nil	Nil	Nil	4,900
	2005	132,500[1]	Nil	Nil	125,000	Nil	Nil	Nil
	2004	110,000	12,500	Nil	Nil	Nil	Nil	Nil
Don Parsons[4] *Vice President, Operations*	2006	136,719	37,400[2]	Nil	200,000	Nil	Nil	2,500
	2005	20,833	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Patrick McAndless *Vice President, Exploration*	2006	133,500	35,400[2]	Nil	Nil	Nil	Nil	Nil
	2005	116,250[1]	Nil	Nil	125,000	Nil	Nil	Nil
	2004	105,000	15,000	Nil	Nil	Nil	Nil	Nil

(1) Salary for 2005 includes deferred salaries which were paid during the first four months of 2006.
(2) Bonus in respect of 2006 will be paid in 2007.
(3) Contributions by the Company to an Employee Share Purchase Plan or RRSP Plan.
(4) Mr. Parsons was appointed as Vice President, Operations on November 1, 2005.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIP's during the past fiscal year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth stock options granted during the financial year ended December 31, 2006 to the Named Executive Officers.

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
Don Parsons	200,000	76.9%	$5.30	$5.15	December 11, 2011

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information regarding exercised share options by the Named Executive Officers during the year ended December 31, 2006 and the financial year end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2006 (#) Exercisable / Unexercisable	Value [(2)] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
J. Brian Kynoch	50,000	$465,000[(1)]	270,000 / 160,000	2,498,200 / 793,600
Andre H. Deepwell	25,000	$232,500[(1)]	141,667 / 83,333	1,312,667 / 413,333
Don Parsons	Nil	Nil	0 / 200,000	0 / 1,252,000
Patrick McAndless	Nil	Nil	42,667 / 83,333	217,727 / 413,333

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares as at the date of exercise, October 12, 2006 ($9.80).

(2) Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 29, 2006 ($11.56).

Termination of Employment, Change in Responsibilities and Employment Contracts

With the exception of Don Parsons, there are no written employment agreements in place with any of the Named Executive Officers. There were no compensatory plans, contracts or arrangements where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer's responsibilities following a change of control.

Composition of the Compensation Committee

Three unrelated directors, Messrs. Lebel, Moeller and Yurkowski, are members of the Compensation Committee. Mr. Lebel is Chair of the Board of the Company and was formerly the President of the Company. Refer to "Interest of Informed Persons in Material Transactions".

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Base Salary

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates.

Annual Incentives

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions.

Long Term Compensation

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholders by linking a significant component of executive compensation to the long term performance of the Company's common stock.

Report submitted on behalf of Compensation Committee.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from April 25, 2002 to December 31, 2006:


Company
S&P/TSX Composite Index
CUMULATIVE TOTAL
700
600
500
400
300
200
100
0
25-Apr-02
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06

	April 25, 2002	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
Company	100.00	23.50	335.00	395.00	269.50	578.00
S&P/TSX Composite Index	100.00	86.06	106.96	120.30	146.65	167.94

Compensation of Directors

The Board, in consultation with its Compensation Committee, determines compensation for Board members. With the exception of the Chairman, the Board has determined that cash compensation for directors is not appropriate at this time. Directors are however reimbursed for travel and other out-of-pocket expenses incurred in connection with their duties as Directors. Also, all Directors receive stock options. During the fiscal year ended December 31, 2006, no stock options were granted to the Company's Directors.

In determining compensation for Directors, the Board takes into consideration the types of compensation and amounts paid to directors of comparable publicly traded Canadian companies.

Compensation of the Chairman

During the fiscal year ended December 31, 2006, Mr. Lebel received compensation of $5,500 per month for acting as Chairman of the Company. Mr. Lebel spends a minimum of 14 days per month on Company business. He receives $400/day for any additional days required. In 2006, the Company paid Mr. Lebel total compensation of $66,000. A bonus of $50,000 in respect to the year 2006 will be paid in 2007.

Directors' and Officers' Liability Insurance

The Company maintains an insurance policy with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $5,000,000, subject to a deductible of $25,000. The annual premium for the last completed policy period was $30,175. The Company's coverage under the policy is for a period of 12 months until November 1, 2007, with terms and premiums to be established at each renewal.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted by each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule "A".

AUDIT COMMITTEE

The Audit Committee is composed of independent directors (Pierre Lebel and Larry Moeller and Edward Yurkowski).

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

Audit committee information as required under Multilateral Instrument 52-110 – Audit Committees is contained in the Company's Annual Information Form dated March 20, 2007 under the heading "Audit Committee Information". Audit Committee information includes the charter, committee composition, relevant education and experience, pre-approval policies and procedures, and fees paid to the external auditor. The Annual Information Form is available on the SEDAR website at *www.sedar.com* and is on the Company's website at *www.imperialmetals.com*. A copy of the Company's Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plans

Existing Fixed Number Stock Option Plan

The Company implemented a Stock Option Plan on January 29, 2002, which was approved by the Company's shareholders on March 7, 2002, pursuant to which the Company reserved 1,500,000 common shares for issuance upon the exercise of stock options.

Pursuant to the Amended and Restated Stock Option Plan (2004) (the "Fixed Plan") which was approved by Company's shareholders on June 9, 2004, the number of shares issuable under the Fixed Plan was increased from 1,500,000 to 2,500,000 common shares.

The Fixed Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the Fixed Plan is 2,500,000 [8.1% of the current issued and outstanding common shares of the Company]. The aggregate number of common shares issuable on the exercise of options granted to any one optionee under the Fixed Plan is not to exceed 5% of the issued and outstanding common shares of the Company. The number of common shares issuable under the Fixed Plan to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares reserved for issuance, or issuable within one year, pursuant to the Fixed Plan and all other established or proposed share compensation arrangements of the Company, to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company and the number of common shares issuable within one year, pursuant to the Fixed Plan and all other established or proposed share compensation arrangements of the Company, to any one insider and such insider's associates is not to exceed 5% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, is the closing trading price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and otherwise shall be as determined by the Committee or such price allowed by the applicable regulatory body or exchange.

Options granted under the Fixed Plan are exercisable for such term as may be determined by the Committee at the time of grant up to a maximum term of ten years from the date of their grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of options granted under the Fixed Plan. If an optionee ceases to be a director, officer or full-time employee of the Company for any reason (other than death), the optionee may, but only within 90 days after the optionee's ceasing to be a director, officer or full-time employee of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock options previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the Fixed Plan are non-assignable.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Fixed Plan or any option granted under the Fixed Plan at any time, provided that no such amendment may increase the maximum number of common shares that may be optioned under the Fixed Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Fixed Plan.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

Under the Fixed Plan, the Company has currently outstanding options to purchase up to 1,656,733 common shares [5.4% of the current issued and outstanding common shares of the Company].

Existing Rolling Stock Option Plan

On August 11, 2005, the Board of Directors of the Company approved a 10% "rolling" stock option plan (the "Existing Rolling Plan"), which has been approved by the TSX and by the shareholders. The Existing Rolling Plan uses a "rolling" number of shares rather than a "fixed" number of shares. The total number of common shares issuable under the Existing Rolling Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time the option is granted (less any options granted under the Fixed Plan). Under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors and, where required, by the listed issuer's securityholders.

The Existing Rolling Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the Existing Rolling Plan is 10% of the number of common shares of the Company which are issued and outstanding on the date the subject stock option is granted, provided that if any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of such expired or terminated stock options shall again be available for the purposes of granting stock options pursuant to the Existing Rolling Plan. The number of common shares issuable under the Existing Rolling Plan and all other established or proposed share compensation arrangements of the Company to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares reserved for issuance, or issuable within any one year period, pursuant to the Existing Rolling Plan and all other established or proposed share compensation arrangements of the Company, to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, will be the closing trading price of the common shares of the Company on the TSX (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and, otherwise shall be as determined by the Committee, or such price allowed by the applicable regulatory body or exchange.

Options granted under the Existing Rolling Plan are exercisable for such term as may be determined by the Committee at the time of grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of share options granted under the Existing Rolling Plan. If an optionee ceases to be a director, officer, full-time employee or consultant of the Company for any reason (other than death), the optionee may, but only within a period determined by the Committee of up to a maximum of 90 days after the optionee's ceasing to be a director, officer, full-time employee or consultant of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock option previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the Existing Rolling Plan are non-assignable and non-transferable without the prior written consent of the Company.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and, if required, any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Existing Rolling Plan or any stock option at any time for, among others, the following purposes:

(a) amendments of a housekeeping nature;

(b) changes to the vesting provisions;

(c) changes to the manner of determining the minimum exercise price;

(d) a change to the termination provisions which does not entail an extension beyond the original expiry date;

(e) the addition of a cashless exercise feature payable in cash or securities which provides for a full deduction of the number of underlying securities from the number reserved for issue under the Existing Rolling Plan;

(f) any amendment to the number of securities issuable under the Existing Rolling Plan, including an increase to the fixed maximum number of common shares, or a change from a fixed number of common shares to a fixed maximum percentage, or a change to a fixed maximum percentage which was previously approved by security holders;

(g) any change to the eligible participants as optionees which would have the potential of broadening or increasing insider participation;

(h) the addition of any form of financial assistance;

(i) any amendment to a financial assistance provision which is more favourable to optionees;

(j) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the number reserved for issue under the Existing Rolling Plan; or

(k) the addition of a deferred or restricted share unit or an other provision which results in optionees receiving securities while no cash consideration is received by the Company,

provided, however, that securityholder approval is required for any reduction in the exercise price or purchase price or the extension of the term of any stock option which benefits an insider of the Company, which securityholder approval must exclude the votes of securities held by the insiders benefiting from the amendment.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

Under the Existing Rolling Plan, the Company has currently outstanding options to purchase up to 385,000 common shares [1.25% of the current issued and outstanding common shares of the Company].

New Rolling Stock Option Plan

On March 20, 2007, the Board of Directors of the Company approved a new 10% "rolling" Stock Option Plan (2007) (the "New Plan"), which is subject to acceptance by the TSX and to approval by the shareholders at the Meeting. The New Plan will also use a "rolling" number of shares rather than a "fixed" number of shares. The total number of common shares issuable under the New Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time the option is granted less any options granted under the Fixed Plan or the Existing Rolling Plan. Under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors and, where required, by the listed issuer's securityholders.

The New Plan is administered by the Board of Directors of the Company or a committee thereof (the "Committee") at its discretion from time to time to grant options to directors, officers, employees and certain other persons providing services to the Company or any of its subsidiaries to purchase common shares of the Company.

The maximum number of common shares of the Company reserved for issuance under the New Plan is 10% of the number of common shares of the Company which are issued and outstanding on the date the subject stock option is granted less all outstanding options granted under any previous stock option plans of the Company, provided that if any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of such expired or terminated stock options shall again be available for the purposes of granting stock options pursuant to the New Plan. The number of common shares issuable under the New Plan and all other established or proposed share compensation arrangements of the Company to insiders of the Company is not to exceed 10% of the outstanding common shares of the Company. The number of common shares issued to insiders within any one year period pursuant to the New Plan and all other established or proposed share compensation arrangements of the Company is not to exceed 10% of the outstanding common shares of the Company.

The options will be exercisable at a price fixed by the Committee at the time of grant that will not be less than the Market Price of the common shares of the Company on the last trading day immediately prior to the date of the grant. "Market Price", on any date, will be the closing trading price of the common shares of the Company on the TSX (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the common shares are not listed on the TSX, on such other stock exchange as the Committee may designate and, otherwise shall be as determined by the Committee, or such price allowed by the applicable regulatory body or exchange.

Options granted under the New Plan are exercisable for such term as may be determined by the Committee at the time of grant, subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death. The Committee, at its sole discretion, may determine the method of vesting, if any, of share options granted under the New Plan. If an optionee ceases to be a director, officer, employee or consultant of the Company for any reason (other than death), the optionee may, but only within a period determined by the Committee of up to a maximum of 90 days after the optionee's ceasing to be a director, officer, employee or consultant of the Company, exercise the stock option but only to the extent that the optionee was entitled to exercise it at the date of such cessation. In the event of the death of an optionee, the stock option previously granted to such optionee shall be exercisable only within six months following the date of the death of the optionee or prior to the time of expiry of such stock option, whichever is earlier, and then only by the person or persons to whom the optionee's rights under the stock option shall pass by the optionee's will or the laws of descent and distribution and if and to the extent that the optionee was entitled to exercise the stock option at the date of the optionee's death.

Options granted under the New Plan are non-assignable and non-transferable without the prior written consent of the Company.

The Company will not provide financial assistance to facilitate the exercise of stock options.

The Committee may, subject to the prior approval of the Board of Directors of the Company and, if required, any stock exchange or other regulatory body having jurisdiction, may discontinue the New Plan or amend the New Plan for, among others, the following purposes:

(a) amendments which are of a typographical, grammatical or clerical nature;

(b) changes to the vesting provisions;

(c) changes to the manner of determining the Market Price;

(d) a change to the termination provisions which does not entail an extension beyond the original expiry date;

(e) any change to the eligible participants as Optionees which would have the potential of broadening or increasing insider participation; or

(f) the addition of a deferred or restricted share unit or an other provision which results in Optionees receiving securities while no cash consideration is received by the Company,

provided, however, that securityholder approval is required for any reduction in the exercise price or purchase price or the extension of the term of any stock option which benefits an insider of the Company, which securityholder approval must exclude the votes of securities held by the insiders benefiting from the amendment.

The New Plan also permits holders of existing and new stock options to receive a cash payment in lieu of exercising their stock options. The Directors of the Company have determined that the value of stock options as a means of attracting and retaining qualified personnel would be enhanced by incorporating a provision whereby the optionholder is granted the right to elect to either: (a) exercise vested stock options in the traditional manner of paying the applicable exercise price to the Company and being issued common shares; or (b) receive a cash payment by surrendering to the Company vested options without exercising them in return for a cash payment equal to the difference between the market value for the common shares of the Company on the date of the exercise and the exercise price of the optioned shares, multiplied by the number of optioned shares notionally being "exercised" (which is essentially the same amount the optionholder would otherwise realize by exercising the vested stock options and immediately selling the common shares issued upon exercise of the options). The inclusion of this cash payment alternative under the New Plan will enable the Company to provide essentially the same benefits to optionholders without increasing its outstanding common shares, to the extent that optionholders utilize this feature. The Company believes that a majority of optionholders will utilize the simplified cash payment feature rather than exercising their options to realize the value of their options through a much more complicated procedure. Further, all common shares subject to any stock option that is surrendered pursuant to the cash payment feature will be available for future stock options to be granted under the New Plan, as is the case for options which are terminated or cancelled without having been exercised.

All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which the Company is subject.

The Company has not granted any options to purchase common shares under this New Plan.

If the New Plan is approved by shareholders, a total of 1,035,507 common shares (representing 3.4% of the current issued Common Shares of the Company) will be available for future grants.

It is intended that the New Plan replace both the Fixed Plan and the Existing Rolling Plan and that all stock options outstanding on the effective date of the New Plan that were granted under previous stock option plans of the Company will be grandfathered under the New Plan. Shareholder approval of the New Plan is being sought at the Meeting. See "Particulars of Other Matters to be Acted Upon – New Rolling Stock Option Plan".

Share Purchase Plan

On March 2, 2005, the Board of Directors of the Company established a Share Purchase Plan, which was approved by the Company's shareholders on May 16, 2005.

The Share Purchase Plan allows full-time employees of the Company and its subsidiaries who have been employed by the Company or any of its subsidiaries for at least six consecutive months to purchase shares in the Company and receive from the Company an equal number of shares (the "Company's Contribution") over and above the shares purchased. The Share Purchase Plan is designed to allow participation by Company employees in the future growth of the

Company. Employees must subscribe no later than December 1st of every year to commence contributions for the following calendar year. Employees have the opportunity to contribute up to a maximum of 5% of their gross annual salaries (the "Employee's Contribution") excluding any overtime pay, bonuses or allowances of any kind. Except with the further approval of the shareholders of the Company given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company, excluding the votes of insiders of the Company and such insider's associates, the Company may not cause (a) the issuance or delivery to insiders of the Company, within a one-year period, of Common shares under the Share Purchase Plan and the Company's Fixed Plan, Existing Rolling Plan and New Plan to exceed 10% of the outstanding issue; and (b) the issuance or delivery to any one insider of the Company and such insider's associates, within a one-year period, of Shares under this Share Purchase Plan and the Company's Fixed Plan, Existing Rolling Plan and New Plan to exceed 5% of the outstanding issue.

The Company may issue shares from its treasury or purchase shares in the market for delivery to the participants under the Share Purchase Plan. The Company's contribution will not exceed 200,000 Common shares in any calendar year and will not exceed 1,000,000 Common shares in the aggregate (representing 3.2% of the current issued Common shares of the Company). The Company has, to date, not issued any Common shares of the Company under the Share Purchase Plan.

The Board of Directors reserves the right to amend, modify or terminate the Share Purchase Plan at any time if and when it is advisable in the absolute discretion of the board of directors.

Equity Compensation Plan Information

The following table summarizes the Company's compensation plans described in detail above under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year:

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** (a)	**Weighted-average exercise price of outstanding options, warrants and rights** (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity compensation plans approved by securityholders:			
Amended and Restated Stock Option Plan (2004)	1,681,333	$4.69	45,000
Stock Option Plan (2005)	315,000	$6.25	184,558
Share Purchase Plan	--	--	1,000,000
Equity compensation plans not approved by securityholders:			
Stock Option Plan (2007)	--	--	--
Total	1,996,333	$4.93	1,229,558

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

(a) In March 2005, the Company issued $20 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards of Calgary, Alberta, a shareholder owning more than 10% of the voting shares of the Company, purchased $9,000,000 of the Convertible Debentures; Larry Moeller of Calgary, Alberta, a director of the Company, purchased $650,000 of the Convertible Debentures; and Brian Kynoch of Vancouver, British Columbia, the President of the Company, purchased $100,000 of the Convertible Debentures. Further details on the Convertible Debentures can be found in Note 9 to the audited consolidated financial statements for the year ended December 31, 2006.

(b) In the June 30, 2005 quarter, the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco Capital Corporation ("Edco") of Calgary, Alberta, a company controlled by N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company and $0.5 million was with a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 warrants were issued to the related parties. As at December 31, 2005 the facility was fully drawn and in August 2006 the facility was repaid in full.

(c) During the fourth quarter of 2005, the Company also borrowed on a short term basis advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. To December 31, 2005 a total of $3 million and US$2.6 million was advanced to the Company. The advances, which bear interest at 10.5% escalating to 13% are secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation. Additional amounts were borrowed in early 2006. In April 2006, the repayment dates were extended to July 31, 2006 and the interest rate increased to 14%. All advances were repaid in July 2006.

(d) In September 2006, the Company entered into a $40 million line of credit facility with Edco. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. A draw fee of 1% will be payable on the amount drawn. The line of credit will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down will be evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In February 2007, the Company drew the full $40 million to assist with the purchase of bcMetals Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company, other than the approval of the New Plan.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

New Rolling Stock Option Plan

As described above under "SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS - Stock Option Plans", the Company has in effect its Fixed Plan and its Existing Rolling Plan, both of which have been approved by its directors, shareholders and the TSX. The directors of the Company have also approved the New Plan, which is still subject to the approval of the shareholders of the Company and the TSX. The Company intends for the New Plan to replace both the Fixed Plan and the Existing Rolling Plan. When determining the number of stock options which may be granted under the New Plan, all outstanding stock options, whether granted under the Fixed Plan, the Existing Rolling Plan or otherwise, will be included. There are currently 2,041,733 options outstanding under all of these plans, which constitutes 6.6% of the Company's current issued and outstanding common share capital.

The New Plan is subject to approval by the TSX and as under the policies of the TSX, "rolling" stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer's directors and, where required, by the listed issuer's securityholders, the New Plan must be approved by the shareholders at the Meeting.

In this regard, the shareholders of the Company will be asked to consider and, if thought appropriate, to pass an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan (2007) (the "New Plan") of the Company, in the form presented to this Meeting, is approved, ratified and confirmed and is hereby directed to be attached to the minutes of this Meeting;

2. the Company be and is hereby authorized to grant stock options pursuant and subject to the terms and conditions of the New Plan entitling the option holders in aggregate to purchase up to such number of common shares of the Company as is equal to 10% of the number of common shares of the Company issued and outstanding on the applicable grant date;

3. the Company's board of directors or any committee thereof, by resolution, be authorized to make such amendments to the New Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the New Plan, the shareholders; and

4. the approval of the New Plan by the board of directors is hereby ratified and any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company if applicable, all such documents and other writings as may be required to give effect to the true intent of this resolution."

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or executive officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the Company's consolidated interim and annual financial statements and management's discussion and analysis, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at *www.sedar.com* under "Company Profiles – Imperial Metals Corporation". Copies of such information may also be obtained on the Company's website at *www.imperialmetals.com* or on request without charge from the Corporate Secretary of the Company, Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6 Telephone 604.669.8959.

Financial information of the Company is provided in the Company's consolidated comparative financial statements, and management's discussion and analyis thereon, for the Company's fiscal year ended December 31, 2006. Copies of such financial statements may be obtained in the manner set forth above.

DIRECTORS APPROVAL

The contents and the sending of this management proxy Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 20th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

SCHEDULE "A"

IMPERIAL METALS CORPORATION
(the "Company")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The Board of Directors considers that three of the four current Directors are independent according to the definition of "independence" set out in MI 52-110, Audit Committees. The three directors considered independent are Messrs. Lebel, Moeller and Yurkowski.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Mr. Kynoch, by virtue of his office as the President of the Corporation, is not considered to be an independent director of the Company.

*(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the **board**) does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

As described in (a) and (b) above, the Board considers that a majority of the directors are independent according to the definition of "independence" set out in MI 52-110.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

NAME OF DIRECTOR	OTHER REPORTING ISSUERS
Larry G.J. Moeller	Ceramic Protection Corporation Crocotta Energy Inc. Magellan Aerospace Corporation Orbus Pharma Inc.
J. Brian Kynoch	Cross Lake Minerals Ltd. Selkirk Metals Corporation
Pierre Lebel	Asia Gold Corporation Jinshan Gold Mines Inc. Home Equity Income Trust Sepp's Gourmet Foods Ltd. zed.i. Solutions Inc.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

Meetings of independent directors are not regularly scheduled but communication among this group occurs on an ongoing basis as needs arise from regularly scheduled meetings of the Board. The number of these informal meetings has not been recorded, but it would not be less than six in the fiscal year that commenced on January 1, 2006. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Mr. Lebel, an independent director, is Chair of the Board and presides as such at each meeting. A description of the responsibilities of the Chair of the Board is attached as Schedule "C" to this Information Circular.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Since the beginning of the fiscal year that commenced on January 1, 2006, until the date of this Management Proxy Circular, the Board of Directors has held a total of eight meetings. Each Director holding office at the time attended all of these meetings.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

A copy of the Board Mandate is attached as Schedule "B" to this Information Circular.

3. Position Descriptions

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board operates under the Board Mandate. In addition, the Board has approved written position descriptions for the positions of President (who acts as CEO), Chairman and Director. Charters have been adopted for each of the committees of the Board outlining their principal responsibilities.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

See (a) above.

4. Orientation and Continuing Education

(a) *Briefly describe what measures the board takes to orient new directors regarding*

(i) *the role of the board, its committees and its directors, and*

(ii) *the nature and operation of the issuer's business.*

The Board requires that each new director be provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. New directors also meet with existing directors and senior management personnel of the Company to learn about the functions and activities of the Company.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Corporate Governance and Nominating Committee has overall responsibility for regularly assessing the skills, experience and knowledge represented on the Board for adequacy and effectiveness. To date, no formal continuing education program has been established for Board members.

5. Ethical Business Conduct

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

The Company does not currently have a formal written code for ethical business conduct.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

The Company is established under and is therefore governed by the provisions of the *Business Corporations Act* (British Columbia) (the "BCA"). Pursuant to the BCA, a director or officer of the Company must disclose to the Company in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested director cannot vote on any resolution to approve the contract or transaction.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

While there is no formal corporate policy on ethical business conduct, the Company carries out its business in accordance with the rules and regulations of all regulatory agencies to which it is subject. This culture of compliance is stressed to all levels of management of the Company to ensure that business is conducted in an ethical and proper manner at all times.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The process by which the board identifies new candidates for board nomination is outlined in the Company's Corporate Governance and Nominating Committee Charter, copy of which is attached as Schedule "D" to this Information Circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is comprised of two members who are entirely independent directors and one that is not. The Committee comprises Messrs. Lebel and Moeller, both of whom are non-management, independent directors and Mr. Kynoch, who is part of the management of the Company. Mr. Kynoch sits on this Committee as he has extensive knowledge of the mining industry and the individuals working within it and related to it. The Board feels that this knowledge is critical to selecting and evaluating suitable candidates for nomination to the Board.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The responsibilities, powers and operation of the Corporate Governance and Nominating Committee is outlined in its Charter, copy of which is attached as Schedule "D" to this Information Circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Compensation Committee is responsible for reviewing the adequacy and form of compensation provided to directors and officers. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Compensation Committee is composed of three independent directors (Pierre Lebel (Chair of the Board of the Company), Larry Moeller and Edward Yurkowski). Mr. Lebel was previously an officer of the Company from December 7, 2001 to January 21, 2003.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The responsibilities, powers and operation of the Compensation Committee is outlined in its Charter. A copy of the Compensation Committee Charter is attached as Schedule "E" to this Information Circular.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

During the fiscal year ended December 31, 2006, no outside consultant or advisor was retained by the Company.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit Committee and Compensation Committee, the Board has a Corporate Governance and Nominating Committee. A copy of the Corporate Governance and Nominating Committee Charter is attached as Schedule "D" to this Information Circular.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee has the responsibility for reviewing the performance of the Board as outlined in its Charter. In addition to the Board assessment, each Committee of the Board is to self assess their effectiveness and contribution annually as outlined in their Charters.

SCHEDULE "B"

IMPERIAL METALS CORPORATION
(the "Company")

BOARD MANDATE

Under the *Business Corporations Act* (British Columbia), the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The responsibilities of the Board of Directors include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.

2. Approving the incurrence of any debt by the Company.

3. Reviewing and approving capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

4. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

5. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

6. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.

7. Reviewing and approving the Company's incentive compensation plans.

8. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

9. Appointing a Compensation Committee, an Audit Committee and a Corporate Governance and Nominating Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

10. Nominating the candidates for the Board to the shareholders, based on recommendations from the Corporate Governance and Nominating Committee.

11. Ensuring an appropriate orientation and education program for new directors and officers is provided.

12. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.

13. Monitoring the conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

14. Ensuring that the directors who are independent of management have the opportunity to meet regularly.

15. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

16. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation Committee, approving the compensation of senior management.

17. Continually monitor and assess the Company's principal business risks and opportunities of the Company.

18. Ensuring policies and processes are in place to ensure the integrity of the Company's internal control, financial reporting and management information systems.

19. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

20. Exercising direct control during periods of crisis.

21. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

Organization of the Board of Directors

Independence: The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management that is adequate and appropriate given the Company's size and scope.

Committees: The Company has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The Company may establish other committees from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director is expected to review all Board meeting materials in advance of each meeting and make all reasonable efforts for attendance at all Board and Board Committee meetings.

As at April 26, 2004.

SCHEDULE "C"

IMPERIAL METALS CORPORATION
(the "Company")

POSITION DESCRIPTION FOR CHAIRMAN

The Chairman of the Board is appointed by the directors.

The roles and responsibilities of the Chairman include:

1. chairing meetings of the Board;

2. chairing meetings of shareholders of the Company as and when directed by the Board and otherwise in accordance with the constating documents of the Company;

3. fulfilling the other duties of the Chairman as may be provided for in the constating documents of the Company;

4. promoting the efficient organization and conduct of the Board's functions;

5. facilitating board discussions to ensure core issues facing the Company are addressed;

6. briefing all directors in relation to issues arising at Board meetings;

7. facilitating the effective contribution of all directors;

8. promoting constructive and respectful relations between Board members and between the Board and management;

9. ensuring that an appropriate committee structure is in place, and that the functions and responsibilities identified in the Board Mandate are being effectively carried out by the Board and its committees;

10. assisting the President in carrying out his responsibilities; and

11. carrying out such other specific roles and responsibilities as may be assigned to the Chairman by the Board.

As at April 26, 2004.

SCHEDULE "D"

IMPERIAL METALS CORPORATION
(the "Company")

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

I. Purpose

The primary objective of the Corporate Governance and Nominating Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board Committee members and recommending that the Board select director nominees for appointment or election to the Board; and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

II. Organization

The Committee shall consist of directors as determined by the Board and the Committee membership shall satisfy the laws governing the Company and the independence requirements of applicable securities law, stock exchange and any other regulatory requirements.

The members of the Committee shall be appointed by the Board. All members shall have a working familiarity with corporate governance practices. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively.

The chair of the Committee shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee and to the other directors in advance of such meeting.

IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.

2. Identify and assess the necessary and desirable competencies and characteristics for Board membership and regularly assess the extent to which those competencies and characteristics are represented on the Board.

3. Develop and implement processes to identify and assess necessary and desirable competencies and characteristics for Board members.

4. Identify individuals qualified to become members of the Board.

5. Make recommendations to the Board for the appointment or election of director nominees.

6. Make recommendations to the Board with respect to membership on committees of the Board (other than the Committee).

7. Ensure that Board has appropriate structures and procedures so that the Board can function with the proper degree of independence from management.

8. Provide a forum without management present to receive expressions of concern, including a concern regarding the independence of the Board from management.

9. Establish induction programs for new directors.

10. Ensure succession plans are in place to maintain an appropriate balance of skills on the board and periodically review those plans.

11. Receive comments from all directors as to the Board's performance, oversee the execution of a process assessing the effectiveness of the Board as a whole, the Board committees, and the contribution of individual directors, and report annually to the Board on such assessments.

12. Prepare and recommend to the Board the corporate governance policies and procedures for the Company. Review practices and procedures of the Board in light of ongoing developments in securities law, stock exchanges and regulatory requirements, and industry best practices, relating to matters of corporate governance. Review and reassess the adequacy of the Company's corporate governance policies, practices and procedures annually and recommend to the Board any changes deemed appropriate by the Committee.

13. Review any proposed changes to the Company's constating documents as such documents relate to corporate governance matters.

14. Ensure systems are in place to verify compliance with regulatory, corporate governance and disclosure requirements.

15. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

16. At the request of an individual director, consider and, if deemed advisable, authorize the retaining by any individual director of an outside advisor for such director at the expense of the Corporation.

17. Perform any other activities consistent with this Charter, the Company's constating documents and governing law as the Committee or the Board deems appropriate.

18. Review the performance of the Committee annually.

19. Report regularly to the Board.

V. Resources

The Committee shall have ability to engage external advisors as it sees fit, including (i) the sole authority to determine the extent of funding necessary for payment of compensation to any search firm and the authority to determine the extent of funding necessary for payment of compensation to any other professionals retained to advise the Committee; and (ii) the sole authority to retain and terminate a search firm to be used to identify director candidates and the authority to retain other professionals to assist it with any background checks.

VI. Appointing new directors

In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the Committee will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the past performance of directors being considered for re-election; (v) applicable regulatory requirements; and (vi) such other criteria as may be established by the Board or the Committee from time to time.

Each nominee will be considered on the basis of merit and suitably extensive enquiries to find candidates should be made, including:

(a) regularly assessing and identifying the necessary and desirable skills, experience and knowledge for board members;

(b) regularly assessing and identifying the skills, experience and knowledge represented on the board and those desired;

(c) regularly assessing and determining the time commitment needed from each board member to adequately perform his or her duties;

(d) making suitable inquiries of others (which may include professional executive search and recruitment consultants) for candidates;

(e) interviewing each candidate and conducting background and reference checks;

(f) ensuring that each candidate has the necessary skills, experience and knowledge to perform his or her duties and responsibilities as a director and is able to devote the time necessary to perform those duties and responsibilities.

As at April 26, 2004.

SCHEDULE "E"

IMPERIAL METALS CORPORATION
(the "Company")

COMPENSATION COMMITTEE CHARTER

I. Purpose

The primary objective of the Compensation Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company.

II. Organization

Members of the Committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence requirements of securities law, stock exchanges and any other regulatory requirements. The members of the Committee shall be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meeting

The Committee shall meet as many times as the Committee deems necessary.

The members of the Committee shall select a chair who will preside at each meeting of the Committee and, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting. The Chair shall be an independent director.
The chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as each other director in advance of the meeting.

IV. Authority and Responsibilities

To fulfill its responsibilities, the Committee shall:

1. Review and approve on an annual basis corporate goals and objectives relevant to the President's compensation, evaluate the President's performance in light of those goals and objectives and set the President's compensation level based on this evaluation. In determining the long-term incentive component of the President's compensation, the Committee will also consider, among such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to President's at comparable companies and the awards given to the President in past years.

2. Review and make recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and directors.

3. Administer and make recommendations to the Board with respect to the Company's employees' and directors' equity incentive plan(s) and any other incentive compensation plans and equity-based plans.

4. Determine the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements.

5. Prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements.

6. Review and reassess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

7. The Committee shall review annually management's succession plans for Executive Management, including specific development plans and career planning for potential successors.

8. Review its own performance annually.

9. Report regularly to the Board.

V. Resources

The Committee shall have the authority to retain outside advisors, including (i) the sole authority to retain or terminate consultants to assist the Committee in the evaluation of compensation of senior management and directors; and (ii) the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained to advise the Committee.

As at April 26, 2004.

Imperial Metals

Imperial Metals Corporation

580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman [1/2/3]

Brian Kynoch [3]

Larry Moeller [1/2/3]

Ed Yurkowski [1/2]

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

Officers

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor
Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

Annual General Meeting

May 14, 2007 at 2:00pm
The Vancouver Club
University Room
915 West Hastings Street
Vancouver, BC

A corporate presentation will follow the formal meeting.

File 82-34714

Imperial Metals

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 14, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 10, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

27FE07074.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Imperial Metals Corporation (the "Company") hereby appoint: J. Brian Kynoch, President, or failing him Andre H. Deepwell, Chief Financial Officer and Corporate Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Imperial Metals Corporation to be held at The Vancouver Club, U.B.C. Room, Level 3, 915 West Hastings Street, Vancouver, British Columbia on Monday, May 14, 2007 at 2:00 p.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

Set the number of directors at four (4).

For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. J. Brian Kynoch	☐	☐
02. Pierre Lebel	☐	☐
03. Larry G.J. Moeller	☐	☐
04. Edward A. Yurkowski	☐	☐

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3. Appointment of Auditors

To appoint Deloitte & Touche LLP, as Auditors of the Company.

For ☐ Withhold ☐

4. Stock Option Plan

To pass a resolution approving the Stock Option Plan (2007) of the Company as described in the accompanying Information Circular.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 3 3 1 3 A R 1 I I R Q

Imperial Metals

Annual Information Form

For the Year Ended December 31, 2006

TABLE OF CONTENTS

Documents Incorporated by Reference

The Company has incorporated information into this Annual Information Form ("AIF") by reference to documents filed with the System for Electronic Document Analysis and Retrieval ("SEDAR").

The documents incorporated by reference include:

- "2006 Annual Report" containing MD&A and Financial Statements for the Year Ended December 31, 2006 filed on SEDAR March 2007
- Information Circular containing the Corporate Governance and Nominating Committee Charter, and Compensation Committee Charter, Schedules D & E filed on SEDAR March 2007
- "News Release" filed on SEDAR March 2, 2007
- NI43-101 Technical Report-Sterling Property 144 Zone filed on SEDAR February 2006 ("2006 Sterling Report")
- NI43-101 Technical Report-Mount Polley Mine 2004 Feasibility Study filed on SEDAR August 2005 ("2004 Mount Polley Report")

Copies of documents incorporated by reference into this AIF can be obtained on the Company's website www.imperialmetals.com; the SEDAR website www.sedar.com; or by direct request to the Company by contacting investor relations at 604.448.2657.

Date of Information

The information incorporated into this AIF is stated as at the Company's financial year ended December 31, 2006, unless stated otherwise.

Currency

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles and is stated in Canadian dollars ("CDN"), unless stated otherwise.

Forward Looking Statements

The information contained within this AIF is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of the fiscal year ended December 31, 2006, unless stated otherwise. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

CORPORATE STRUCTURE

Imperial Metals Corporation ("Imperial" and/or the "Company") was incorporated under the Company Act (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

The Company maintains its head and registered office at 200 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. The Company can be contacted by telephone: 604.669.8959; facsimile: 604.687.4030; email: info@imperialmetals.com or via the website: www.imperialmetals.com

Inter Corporate Relationships

Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Mount Polley Mining Corporation	British Columbia	100%
Huckleberry Mines Ltd.	British Columbia	50%
Sterling Gold Mining Corporation	Delaware	100%
CAT-Gold Corporation	Federal	100%

GENERAL DEVELOPMENT OF THE BUSINESS

Imperial Metals Corporation is a Canadian mine development and operating company headquartered in Vancouver, British Columbia.

Imperial emerged from a corporate reorganization in 2002 with a business plan refocused on its two major non-producing properties, Mount Polley in British Columbia and Sterling in Nevada. Imperial listed for trading on The Toronto Stock Exchange on April 25, 2002 under the symbol III. Historical documents of Imperial's predecessor companies can be obtained on the SEDAR website under IEI Energy Inc.

In this AIF references to Imperial or the Company include the mining business acquired in 2002 which was previously carried on by IEI Energy Inc.

Three Year History

In September 2003 Imperial had announced the discovery of a high grade zone on its wholly owned Mount Polley property. With the turnaround of metal prices and expanding resources resulting from the discovery, the Company prepared a technical report on the feasibility of reopening its Mount Polley mine, which had been placed on care and maintenance in September 2001 due to the low metal prices.

Throughout 2004, exploration activities continued to expand the resources at Mount Polley. To finance these expenditures the Company completed a bought deal financing and non brokered private placement in October 2004 raising net proceeds of $15.6 million, of which $6.3 million was in the form of flow through shares earmarked for further exploration at Mount Polley.

In March 2005 a $20 million convertible debenture financing was completed to support the restart of the Mount Polley mine. The Mount Polley mine restarted operations on March 8, 2005.

In May 2005 a working capital facility of $14.5 million was completed, bearing interest at 8% per annum and secured by a floating charge on all the assets of the Company plus a guarantee by the Company's wholly owned subsidiary, Mount Polley Mining Corporation. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of Imperial at $6.00 per share for a period of 24 months. The funds borrowed under this facility were repaid in 2007.

In February 2006 Company completed a $6.5 million non-brokered private placement, net proceeds of which will be directed to exploration and development at the Company's wholly owned Sterling property. A total of one million common shares were issued at a price of $6.50 subject to a four month hold period.

In September 2006 Imperial commenced a takeover bid for bcMetals Corporation, a company trading on the TSX Venture Exchange, whose main mineral asset is the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental permits for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold. The development of the Red Chris project into a mine is dependant on the construction of a power line to service the northwest portion of British Columbia.

As of March 15, 2007 the Company had acquired 97.8% of bcMetals at a cost of approximately $68.0 million which was funded through cash on hand and a $40.0 million short term loan facility. The remaining shares of bcMetals are expected to be acquired by the Company in accordance with securities regulations.

DESCRIPTION OF THE BUSINESS

General

Imperial Metals Corporation is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, the development stage Red Chris property in northern British Columbia, and the exploration stage Sterling gold mine (100% interest) in southwest Nevada.

The principal market for the copper concentrates is Asia. The concentrates are trucked to facilities in the Port of Stewart and the Port of Vancouver and shipped to overseas smelters, or sent via rail to smelters in North America.

Imperial and its consolidated subsidiaries, excluding Huckleberry Mines Ltd. employ 356 people. Huckleberry Mines Ltd. employs 230 people.

Competitive Conditions

Copper prices were substantially higher in 2006 than in 2005, averaging about US$3.05/lb compared to US$1.67/lb in 2005. The US Dollar fluctuated in a downward trend during 2006 rallying late in the year to close at almost the same level as at December 31, 2005. Even with the decline in the average exchange rate the price of copper in CDN Dollar terms was substantially higher averaging CDN$3.46/lb in 2006 compared to CDN$2.02/lb in 2005. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

MOUNT POLLEY MINE

Project Description and Location

The Mount Polley open pit copper-gold mine is Imperial's principal mineral property. Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial, is the owner of the mine and property. The mine site is located in south-central British Columbia, eight kilometres southwest of Likely and 56 kilometres northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W.

The property consists of 48 mineral claims, covering 18,933 hectares. This includes three mining leases; tenure's 345731, 410495 and 524068, which expire August 22, 2026, September 29, 2034 and December 19, 2035, respectively. The property map on page 8A identifies the Mount Polley claims, mineralized zones, waste dumps and tailings pond.

Mount Polley is an alkalic porphyry copper-gold deposit. Mining is currently in progress in two open pits. Mineable reserves have been determined in other zones which are expected to go into production in the near future. Exploration is ongoing in some of these zones, as well as in other target areas which are at a more preliminary stage.

The mine had been shut down and on care and maintenance since September 2001 during the time of low metal prices. In 2003 the discovery of a new high grade zone on the property, the Northeast Zone, together with the rising metal prices, led to the decision to reopen the mine.

Imperial completed a feasibility study in August 2004 (2004 Mount Polley Report, herein incorporated by reference), which included an updated ore reserve statement and a new mining plan, and confirmed the viability of restarting operations at Mount Polley mine.

In October 2004 a mining permit amendment and a mining lease were granted to include mining of the Northeast Zone. Milling operations commenced in March 2005. The first copper concentrate shipment of approximately 11,500 tonnes were dispatched on July 10, 2005. The official Mount Polley mine re-opening ceremony took place in September 2005.

A number of studies by outside consultants were completed during the preparation of the permit amendment application; an acid rock drainage, metal leaching study of the rocks and an archaeological review, access and overburden storage areas was performed with nothing of interest noted. A soil survey of these same areas was performed and a Wildlife and Species at Risk review was accomplished with no issues noted. Approval was been received and a new mining lease established to facilitate production from the Southeast Zone pit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access from the town of Williams Lake to the Mount Polley property is 15 kilometres southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway past Morehead Lake, and then 12 kilometres south on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most of the property. Travel time from Williams Lake is approximately 75 minutes.

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley.

Forest cover consists of Red Cedar, Douglas Fir and sub-alpine Fir, with lesser Black Cottonwood, Trembling Aspen and Paper Birch. Much of the area has been clear-cut by commercial logging. Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow. Mining and milling operations proceed year round.


N
W
E
S
Boundary Zone
WIGHT PIT
Northeast Zone
Junction Zone
Springer Zone
BELL PIT
Polley Mtn Zone
Polley Lake
CARIBOO PIT
C2 Zone
CRUSHER
MILL SITE
Tall Fir Zone
Southeast Zone
Pond Zone
Bootjack Lake
Tailings Storage Facility
Imperial Metals
MOUNT POLLEY PROPERTY - 2006
Imperial Metals Claims
Mineralized Zones
Waste Dumps
Pits
0
1,000
2,000
Metres
DATE : 12/31/2006

History

The Mount Polley deposit was discovered in 1963 during follow-up prospecting of an aeromagnetic anomaly highlighted on a government aeromagnetic map sheet. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. Teck Corporation assumed control of Cariboo-Bell in 1969.

From 1966 to 1972 a total of 18,341 metres of core drilling and 8,553 metres of percussion drilling had been completed in 215 holes. Magnetic, seismic and induced polarization (IP) surveys were conducted in 1970. Teck continued to work the property in 1972, 1973 and 1975. Highland Crow Resources, an affiliate of Teck, acquired control in 1978. Six percussion holes totaling 354 metres were completed in 1979.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987 Imperial merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines, which subsequently merged with Corona Corporation, and finally became Homestake Canada. During the period 1988 to 1990, Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of 6 bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990 Wright Engineers completed a positive feasibility study (the "Wright Feasibility") based on a 5 million tonne per year plant which incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations and environmental impact assessments.

In 1994 Gibraltar Mines Ltd., under an option agreement with Imperial, drilled 7 core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Imperial increased its interest in Mount Polley to 100%. In 1995 a total of 5 core holes were drilled totaling 884 metres to be used for metallurgical test work. A total of 11 core holes for 1,773 metres tested on-site exploration targets. A soil geochemistry survey was conducted over a six line-kilometre grid. In 1996 a total of 7 core holes for 992 metres were drilled in areas peripheral to the proposed pits.

Imperial merged with Bethlehem Resources Corporation in 1995. Subsequently Imperial completed an update of the Wright Feasibility and a loan financing (the "Sumitomo Loan Agreement") was arranged with Sumitomo Corporation ("Sumitomo") through a joint venture with SC Minerals Canada Ltd., which culminated in the formation of MPMC in April 1996.

Construction of the Mount Polley 18,000 tonne per day mine and milling facility began in May 1996 and was completed in June 1997. The estimated cost was $123.5 million with a 17 month construction time. The project was completed under budget, for $115 million, and five months ahead of schedule. The mill start-up and commissioning occurred in late June, with the mill rising towards design capacity by year end. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

The 1997 exploration program completed drilling of 15 core holes for 1,614 metres to define the margins of the Cariboo pit, and drilling of 17 percussion holes for 702 metres to provide better ore definition for mine planning. During 1998 a total of 9 core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. In 1999 a total of 33 percussion holes for 1,385 metres and 18 core holes for 4,067 metres were completed. Testing targets south of the Cariboo pit that year that resulted in the discovery of the C2 Zone.

In 2000 a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas which received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. The drilling was successful in defining previously discovered copper-gold mineralization in the C2, 207 and Southeast zones, and in discovering high grade copper mineralization north of the proposed Springer pit.

Imperial increased its interest in the Mount Polley mine to 100% in December 2000 when the Company acquired Sumitomo's 47.5% interest for $4.5 million cash. The transaction involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement, which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine continuing to operate.

In 2001 a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. Mining operations continued until September 2001 at which time operations were suspended due to low metal prices.

No new drilling occurred until after the discovery of the high grade Northeast Zone in August 2003 during prospecting north of the Bell pit. The Northeast Zone discovery is approximately 1.5 kilometres northeast from the partially mined Bell pit, near the northern contact of the Mount Polley intrusive rocks with various Nicola Group breccias. Trenching and drilling in the Northeast Zone and immediately adjacent areas in late 2003 through 2004 amounted to 54,715 metres over 187 holes, revealing a zone of hydrothermal breccia mineralized over a 450 metre strike length. All diamond drilling through the end of 2006 was done by F. Boisvenu Drilling Ltd. of Delta, BC.

The Northeast Zone is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade. Electromagnetic (TEM and HLEM methods) and induced polarization/resistivity surveys were carried out on the PM-8 claim on and around the Northeast Zone to characterize the geophysical signature of the deposit.

During late 2003 and in 2004, a total of 18 holes (13,057 metres) were also drilled in the Springer Zone, concentrating on developing the deep part of the South Springer. The new drilling showed the existence of a much larger and higher-grade zone in this area. The Bell Zone was also drilled in 2004 with 30 new holes (6,450 metres) completed. This drilling concentrated on defining the high grade core of the zone. Four holes (1,072 metres) were drilled in 2004 in the Boundary Zone (formerly part of an adjacent property before a legal survey led to a realignment of the claim boundary), confirming high-grade mineralization in hydrothermal breccia similar to the Northeast Zone. Eight 100-metre long condemnation holes were drilled east of the Cariboo Pit waste dump, with no significant mineralization found.

Imperial conducted new feasibility study in 2004 which included mining in the Springer, Northeast and Bell zones. Based on the positive results, preparations for the restart of mining and milling operations were fully underway by late 2004.

In early 2005, delineation of the Northeast Zone was completed with the drilling of 27 holes (16,310 metres) before mining in the new Wight Pit began in March. Exploration continued away from the active pits in a bid to establish mineable reserves in other mineralized zones. In the 92 Zone, a 14-hole program (5,964 metres) found similar but thinner and lower grade mineralization than the Northeast Zone, 500 m to the southeast. The main area of diamond drilling in 2005 was the Southeast Zone, located one kilometre southeast of the mill complex (54 holes totalling 15,998 metres). This drilling outlined an additional source of mill feed with a high gold to copper ratio and a low stripping ratio to blend with high grade copper ore from the Wight Pit (Northeast Zone). The Pond Zone, 300 metres southwest of the Southeast Zone, was diamond drill-tested with 4 holes (total 1,210 metres), resulting in the discovery of skarn-related copper-gold mineralization.

In mid-2005 exploration emphasis shifted from definition drilling to property-wide exploration that focused on the discovery of additional mineralized zones. The program included surficial and geological mapping, prospecting, till and whole rock geochemical sampling (all done by Imperial personnel), and percussion drilling (done by Shamrock Construction of Nakusp, BC). The percussion drilling (160 holes, 4,391 metres) targeted numerous areas and under-explored tracts on the eastern and southern borders of the Mount Polley area, following up on trench and test-pit anomalies, such as in the Tall Fir Zone. Percussion holes were also drilled in part of the C2 Zone, immediately south of the completed Cariboo Pit.

Geological Setting

Mount Polley is an alkalic porphyry copper-gold deposit which. It lies in the tectono-stratigraphic Quesnel terrane or Quesnellia, which extends from south of the U.S. border to north-central British Columbia. The characteristic component of Quesnellia is a Middle Triassic to Early Jurassic assemblage of volcanic, sedimentary and plutonic rocks which formed in an island arc tectonic setting, outboard of the ancestral North American continental margin in the early Mesozoic. Quesnellia hosts several major porphyry copper deposits such as Highland Valley, Copper Mountain, Afton-Ajax and Mount Milligan, all generated by early Mesozoic, calc-alkalic or alkalic island-arc magmatism.

The Mount Polley area lies in the Central Quesnel Belt in Quesnellia. The arc-related rocks here are classified as Nicola Group, and comprise a succession from Middle Triassic fine-grained oceanic sediments, overlain by a thick pile of submarine, alkalic basaltic to andesitic volcanics and related subvolcanic intrusions and minor limestone of Late Triassic age, in turn overlain by Early Jurassic clastic rocks. This succession was folded into a broad regional syncline during Middle Jurassic deformation, which occurred after the end of magmatism and accretion of the arc onto the continental margin in the late Early Jurassic.

Mount Polley itself is a complex of intermediate intrusions which were emplaced into the Triassic sedimentary-volcanic succession in the waning stages of arc magmatism, near the very end of the Triassic, around 205-203 Ma. Mount Polley lies in the hinge zone of the regional syncline. The intrusive complex is about 5 to 6 kilometres long (north-northwest) and 3 kilometres wide, lying between Polley Lake in the east and Bootjack Lake in the west. A large nepheline syenite intrusion, the Bootjack Stock, occurs south of Mount Polley. It is the same age as Mount Polley and is part of the overall intrusive centre, but it is not associated with significant mineralization.

The Mount Polley intrusions are typically monzodiorite, but range from diorite (oldest) to monzonite (youngest). Not all are porphyritic. They are undersaturated in silica, and have an alkalic chemical signature. Quartz is very rare. Some intrusions are texturally distinct or form discrete dike-like bodies, but most of the igneous rocks are compositionally similar, variably altered, and have indistinct contact relations. In addition to the intrusions, there are zones of polymictic magmatic-hydrothermal breccias, some of which are related to mineralization. These, and some intrusions that are particularly rich in inclusions, have previously been incorrectly interpreted as volcanic breccias.

Hydrothermal alteration is characterized by potassic (potassium feldspar and locally biotite), albite and magnetite metasomatism, with zones of garnet- or actinolite-rich calc-silicate. Mineralization and most of the alteration at Mount Polley occurred in the late stages of igneous activity.

Copper mineralization is widespread at Mount Polley, but is concentrated in zones of strong hydrothermal fracturing or brecciation. Some of these zones have become ore reserves, while others are still being explored. The strongest alteration and most extensive mineralization occurs in the Core Zone of Mount Polley, consisting of the Cariboo, Bell and Springer orebodies, to which can now be added the C2 Zone orebody (historically called the C2/207 Zone). The Cariboo deposit was mined out in 2001. Two kilometres southeast of the Core Zone is the Southeast Zone, which straddles the contact with Nicola Group basaltic-andesitic rocks. The Pond Zone, 500 metres southwest of the Southeast Zone, consists of skarn-hosted mineralization around the southern contact of Mount Polley intrusions with Nicola Group limestone. The Northeast Zone (Wight Pit) and the Boundary Zone, respectively 1.5 kilometres northeast and north of the Bell Pit, are orebodies in distinctive hydrothermal breccias, and have different alteration and mineralization styles and grade characteristics from the Core Zone deposits. Additional information on most of these deposits is provided under the 'Mineralization' section.

Exploration

The 2006 exploration program consisted of drilling (26,240 metres over 123 holes), trenching, and ground magnetic surveys (by Imperial personnel). Diamond drilling tested the following target areas: Northeast, Boundary, Tall Fir, C2, Polley Mountain, Pond, Southeast, and the Junction Zones. Detailed assay results and reference maps for the drilling are available on the Imperial website, and herein incorporate by reference. The exploration program was conducted under the direction of Patrick McAndless, Vice President Exploration and Stephen Robertson, Senior Geologist. A full quality assurance and quality control ("QA/QC") program using blanks, standards and duplicates is maintained for all samples submitted to the lab.

Most of the drilling was aimed at the expansion or infill definition of known deposits to expedite their economic viability, which was particularly successful in the C2 Zone (70 holes, total 12,605 metres). Similarly, 8 holes (total 2,399 metres) were drilled in the Southeast Zone, and 22 holes (total 5,417 metres) in the Boundary Zone, advancing the feasibility of those deposits also. A long exploratory hole was drilled underneath the northern extension of the Northeast Zone to test for its depth extent in this area, which could not be confirmed. Three other holes were drilled south of the Wight Pit around the ramp. Five definition holes (total 771 metres) were drilled in the active Bell Pit, and one in the still undeveloped Springer Zone.

Other drilling in 2006 was aimed at newer exploration targets arising from recent trenching or sample anomalies. Anomalous trench samples along the base of Polley Mountain, east of the Bell Pit, were followed up with a tight pattern of 35 percussion holes (done by mine equipment), and subsequently by 4 diamond drill holes (total 933 metres), resulting in only discontinuous mineralized zones at depth. A till geochemical anomaly on Joe's Creek was tested with one hole (results inconclusive). Trenching and percussion drilling in 2005 in the Tall Fir Zone, immediately north of the Southeast Zone, yielded several interesting targets which were diamond drilled in 2006 (5 holes, total 1,005 metres), but the results did not justify expanding the limits of the Southeast Zone deposit in this direction. One hole was drilled in the Junction Zone, northwest of the Springer deposit, and one hole in the North Slope area, halfway between the Bell and Boundary zones (results inconclusive). One hole was drilled in weakly mineralized diorite in the Ace Zone, south of the Pond Zone (results inconclusive).

Trenching was carried out in and west of the Southeast Zone, on the western and northern flanks of Polley Mountain, southwest of the C2 Zone (Bootjack Zone), and in the Ace Zone. Ground magnetometer surveys were done in several mineralized zones (C2, Boundary, 71 Hill-North Slope, Southeast, Polley Mountain, Skid) to locate anomalies to prioritize drill targets. Magnetometer readings were collected all along the Bootjack Forest Access road from the mine gate northwest to Morehead Lake, and along a new road cut east of the access road between kilometre-7 (on the Bootjack Forest access road) northwards to Morehead Creek. Some test pit excavation was also done along this cat-road. Geological mapping continued property-wide in 2006.

Mineralization

Cariboo Pit

The Cariboo Pit was completed in September 2001. In general, high-grade feed from the Cariboo consisted of pink, potassically altered fractured or brecciated intrusive rocks. Veins and replacement consisting dominantly of calcite, epidote, actinolite and microcline are present throughout the breccias, increasing in intensity in more strongly mineralized rock. Magnetite content within the breccia cement was found to be spatially highly variable, and clearly correlated with copper and gold grades. Very high-grade (Cu-Au) magnetite 'pipes' occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was abundant only in a structurally controlled zone in the center of the pit.

Bell Zone

The Bell Pit was separated from mining in the Cariboo Pit by a poorly mineralized section of monzonite, but during the recent (2005-2006) development of the Bell Pit, this section was found to be mineable, and the two pits are now connected. Mineralization in the Bell deposit occurs as fine to coarse disseminated and veined chalcopyrite, in potassium feldspar-altered, brecciated monzodiorite-monzonite. The ore has a relatively high pyrite component. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. The ore has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the suspension of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (0.5% to 2%) along fractures in the north/central area of the pit. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill flotation circuit was helpful in controlling this concentrate problem.

Springer Zone

In general, high-grade feed from the future Springer Pit will consist of potassium feldspar and albite-altered breccias similar to those in the Cariboo. Magnetite content within the breccia is expected to be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. High-grade (Cu-Au) magnetite 'pipes' like those in the South and East Lobe zones of the Cariboo have not been identified in the Springer, but as was the case in the Cariboo, they may still be found during mining. Drilling in the Springer has located zones of mineralized, magnetite and garnet-rich calc-silicate alteration.

Copper mineralization occurs mostly as disseminated, veined and blebby chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the deposit, depending on the zone. Malachite/azurite occurs as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs up to 2 centimetres, and will only be abundant in the upper part of the South Springer.

A 73,000 tonne sample of highly oxidized copper mineralization was mined and test milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of this type of high copper oxide mineralization using the existing mill. The sample had a head grade of 0.37% copper and 0.58 g/t gold with a 70% copper oxide ratio. The recovery of copper from this test was only 16.4% however, the gold recovery was 67.3% showing that gold recovery is largely independent from the oxide copper content *[note: copper oxide ratio = copper oxide assay in % / total copper assay in %].*

C2 Zone

The centre of the C2 zone is about 200 metres south of the Cariboo Pit. The C2 mineralization is hosted within potassium feldspar and albite-altered breccias similar to those in the Cariboo, with domains of magnetite-rich breccia (see below), and mineralized skarn alteration. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite, with traces of bornite. The high overall copper oxide ratio originally made the C2 Zone uneconomic. However, recent drilling (percussion and core) focused in a sub-area of the C2 Zone called the Wagon Wheel has revealed a magnetite-cemented hydrothermal breccia hosting high-grade copper and gold. The drilling indicates a roughly tabular gold-rich mineralized zone trending and gently plunging north towards the Cariboo Pit. Step-out and infill drilling in 2006 has expanded this zone and the rest of the C2, to the east, north and particularly to the southwest. An economic pit has now been designed for the central part of the C2 Zone and was incorporated into the 2007 Mount Polley mine production schedule.

Southeast Zone

The Southeast Zone is situated 1.4 kilometres southeast of the Cariboo Pit. It is an area of monzonite diking, hydrothermal breccias and mineralization, which developed around the contact between the Mount Polley intrusive rocks to the west, and more mafic, basaltic-andesitic rocks to the east. Pyrite and chalcopyrite occur disseminated in the cement-matrix, in open-space or vein fillings, and in veinlets extending into breccia clasts or into surrounding coherent (non- or weakly brecciated) rock. Compared to other deposits at Mount Polley, potassium feldspar alteration is generally weaker here, occurring in patchy zones and fracture haloes; pyrite and epidote are stronger. The mineralization is not oxidized below a few metres from surface.

The gold-copper ratio is generally higher than in most other Mount Polley deposits, at between 1 and 4 (grams per tonne vs %). Gold (and silver) is closely correlated with chalcopyrite, although there are a few gold-only zones, with the gold possibly associated with pyrite or epidote. Rare molybdenite occurs in albite veins, and locally accompanies pyrite and chalcopyrite. Drilling has determined that the mineralization extends much deeper than had been outlined in earlier programs (2000-2001), ie. to about 500 metre depth.

Like the C2 Zone, an economic pit has now been designed for the Southeast Zone and has been incorporated into the 2007 Mount Polley mine production schedule.

Northeast Zone

Northeast Zone ore (Wight Pit) is distinctly higher grade than other Mount Polley deposits, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0%, which is approximately three times higher than the other zones.

Mineralization occurs in fragmental, polymictic, magmatic-hydrothermal breccia with a rock flour matrix, and also in brecciated monzonite. The breccias are cut by pre- and post-mineral porphyritic dikes, which are generally unmineralized. Alteration is characterized by red-brown potassium feldspar, pervasive calcite, and a marginal zone marked by fine andraditic garnet. Significant secondary magnetite is not present, unlike in the Core Zone at Mount Polley, so the Northeast Zone lacks a distinctive magnetic geophysical signature.

Ore-waste contacts are relatively sharp in the east, and more gradational in the west. Chalcopyrite is the dominant copper mineral, typically associated with zones of mild to intense crackle brecciation. Coarse chalcopyrite occurs as cement filling spaces between angular clasts in tightly packed, matrix-poor breccia. Bornite accompanies chalcopyrite in the high-grade core of the orebody, where assays obtained from drill core can reach over 5% copper. Bornite frequently rims chalcopyrite, and locally completely replaces it to the point of being the dominant sulphide. Pyrite is weak to absent in the high-grade mineralization, but increases towards the outer parts. Copper minerals in the pre-mineral porphyritic dikes are weakly disseminated or fracture-controlled. The margins of the main mineralized zone are quite sharp and structurally controlled. Outside of the zone and to the west, the monzonitic rocks are characterized by disseminated, fine-grained pyrite up to 1 or 2% by visual estimate. These rocks are expected to characterize most of the Northeast Zone waste material.

Boundary Zone

The Boundary Zone is geologically similar to the Northeast Zone, 600 metres to the east-southeast, although it differs in that its characteristic feature is magnetite-rich hydrothermal breccia in the highest-grade part of the zone. Significant mineralization occurs over an area about 150 metres in diameter, by 200 metres in depth from surface. It is hosted in brecciated monzonite or monzodiorite; fragmental polymictic breccia (that dominates the high-grade Northeast Zone orebody) is apparently less significant in the Boundary Zone. Otherwise, the alteration and style of mineralization is similar to the Northeast Zone, although copper-gold grades are lower, and bornite is very limited. A pit reserve has now been calculated for the Boundary Zone and has been incorporated into the mine production schedule. Exploration drilling is ongoing in 2007.

Drilling

The Mount Polley claims have been drilled since 1966, and as of January 2007 a total of 1,841 exploration holes have been drilled on the Mount Polley property. Diamond drilling will continue on property wide targets in 2007.

Drill core from exploration drilling (1981 to 2006) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism. All core samples from 1981 onwards were collected and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres. The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

Sampling, Analysis and Security of Samples

Mount Polley drill core was, in most cases, sampled in its entirety. The usual sample length was 1.0 to 2.5 metres, although visually unmineralized zones were sometimes sampled in 3.0 to 5.0 metre lengths. The standard length of 2.5 metres was broken into smaller intervals where major changes in geology, faults, or major changes in mineralization intensity were noted.

The industry standard methods of using standards, duplicates and blank samples were followed in all recent drilling programs for quality assurance and quality control purposes. The core was first logged geotechnically and geologically, then samples were cut with a rock saw. One half of the core was sent for analysis and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. The core logging facility is located next to the administration building on the minesite.

All drill core from recent programs (post 1980) were assayed for gold, total copper, and iron while non-sulphide copper, silver and ICP analysis were completed on core from certain areas of the property where the additional data was considered to be important. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples were assayed at a number of British Columbia labs. In 2006, approximately 80% of the core samples were analyzed by the on-site mine site laboratory; the remaining 20% of the core was analyzed by Acme Analytical Labs in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The Mount Polley mine site laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 5% of all samples submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates. Original assay certificates and drill logs are stored on site at the mine. A complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

Leach Testing

In 2002-2003 Imperial conducted research designed to find leaching techniques that would economically leach the type of copper oxide mineralization found near surface on the Mount Polley property. The work was successful in bench scale tests. Initial testing of highly oxidized material from the Springer pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to a half inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant. These preliminary results have prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and reassess some of the outside exploration targets which had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone. In 2006 Mount Polley received a permit to conduct a small scale test of this process. A 20,000 square metre site was prepared in the fall of 2006, north of the mill to conduct this test. This test run of copper oxide ore is expected to be completed in the summer of 2007.

Mineral Resource and Mineral Reserve Estimates

Mount Polley's mineral resource and mineral reserve estimates were updated to include all drilling information available to January 1, 2007. The updated estimates were calculated based on the parameters included in the 2004 Mount Polley Report and were disseminated in the News Release dated March 2, 2007 (both documents are herein incorporated by reference).

Total Mount Polley reserves have increased to 59.9 million tonnes of 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. This is an increase of 18.9 million tonnes (46.1%) over the January 1, 2006 reserve estimate. The reserve increase has extended the planned mine life by three and a half years to May 2015.

Proven and Probable Reserves - Mount Polley Mine

			Grade			Contained Metal		
		Copper	Copper	Gold	Silver	Copper(lb)	Gold (oz)	Silver (oz)
Zone/Pit	Tonnes Ore (1)	Equiv* %	%	g/t	g/t	000,000's	000's	000's
Wight Pit	4,310,000	1.07	0.829	0.268	5.929	78.88	37.18	822.51
Bell Pit	3,730,000	0.55	0.292	0.325	0.325	23.98	38.98	38.98
South East Pit	2,400,000	0.66	0.267	0.498	0.459	14.16	38.47	35.46
Springer Pit	45,320,000	0.56	0.336	0.276	0.349	335.84	402.80	508.34
C2 Pit	4,110,000	0.56	0.258	0.378	0.378	23.37	49.93	49.93
Total	**59,870,000**	**0.58**	**0.361**	**0.269**	**0.730**	**476.22**	**517.43**	**1,405.28**

(1) *tonnage based on current pit designs and mine schedule, metal prices used copper, gold, silver, exchange. Silver Reserve, contained metal, only significant in the Wight and Southeast pits*

* *refer to Copper Equivalent Calculation by Zone*

Copper Equivalent Calculation by Zone

Resource Values Based on 0.3 Copper Equivalent Cut-Off	
Northeast Zone[1]	EqCu% = Copper + Gold / 1.44 + Silver / 116
Bell Zone	EqCu% = Copper + Gold / 1.27
Springer Zone	EqCu% = Copper + Gold / 1.27
C2 Zone	EqCu% = Copper + Gold / 1.27
Southeast Zone	EqCu% = Copper + Gold / 1.44 + Silver / 116

[1] *Northeast Zone contains the Wight Pit*

The ore reserves and resources were calculated and verified by Art Frye, Manager of Mining, Mount Polley Mining Corporation, and Greg Gillstrom, P.Eng, Geological Engineer, designated as the Qualified Person as defined by National Instrument 43-101.

Mining Operations

Previous Operations

The previous mining operations at Mount Polley were suspended in September 2001 due to low metal prices. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell pits yielding 27.7 million tonnes of ore grading 0.56 g/t gold and 0.33% copper. The mine continued to segregate low grade material in response to low metal prices. Low grade material was defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility metal prices. At the time of suspension of operations, 2.7 million tonnes of low grade material grading 0.22% copper and 0.31 g/t gold was stockpiled near the crusher. A high grade stock pile was used to store production during mill down times. When the mine suspended operations 208,000 tonnes of material grading 0.29% copper and 0.42 g/t gold remained in this stock pile, located across from the crusher.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock was stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The Cariboo pit, now mined out, was mined from the 1,220 metre to the 1,030 metre benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

In the summer of 2001, accesses were built to the starter benches of the Springer Pit and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests.

Current Operations

The 2004 Mount Polley Report (herein incorporated by reference) confirmed the viability of restarting operations at the Mount Polley mine. Milling operations restarted on March 8, 2005 following five months of extensive pre-production activities, including access road construction, clearing of the Wight Pit, Bell Pit pre-stripping and mill and site refurbishments. Imperial's 2006 production is provided in the following table.

	Year Ended December 31, 2006	*Year Ended December 31, 2005
Ore milled (tonnes)	6,235,221	4,814,083
Ore milled per calendar day (tonnes)	17,083	16,209
Grade % - Copper	0.474	0.391
Grade g/t - Gold	0.265	0.295
Recovery % – Copper	85.31	73.1
Recovery % – Gold	71.89	67.1
Copper produced (lbs)	55,548,194	30,328,771
Gold produced (oz)	38,164	30,635
Silver produced (oz)	422,568	234,355

** March 8-December 31, 2005*

Mining Method

Past mining was all from open pits, the design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997, after which Mount Polley used its own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore.

The new 2004 mine plan includes a change to a 12-metre bench height in all pits, rather than the previous ten metre bench height, as a compromise of ore grade control, blast energy distribution using 9 7/8 inch blast holes and muck pile height using P&H 2100 shovels. Ramps have been designed to accommodate double lane haulage traffic using Caterpillar 777 and Caterpillar 785C trucks The primary crusher pocket has capacity to accept material from a 150 tonne truck.

Equipment and supply operating costs used in the 2004 Mount Polley Report (herein incorporated by reference) were based on data as available from Mount Polley's previous and current operating experience and adjusted for increased fuel prices, power rates and supply prices for parts and consumables. Unit costs for other equipment were obtained from equipment suppliers.

Milling and Metallurgical Process

In the Mount Polley mill *run-of-mine* ore from the open pits is dumped into the feed pocket of the primary gyratory crusher to reduce the rock to a nominal 200 millimetres. A hydraulic rock breaker is used to break the oversize material. The crushed ore is discharged onto an apron feeder, which feeds onto a conveyor to the coarse stockpile. Ore is reclaimed from underneath the stockpile by four vibrating feeders and conveyed to a vibrating screen.

In preparation for flotation, ore from the feed stockpile is conveyed to a grinding circuit, consisting of parallel rod mill/ball mill circuits and a pebble mill circuit. Crusher product is first fed to a rod mill, and then to a ball mill. Ball mill discharge is pumped to cyclones, where the coarse particles are separated to return to the ball mill, while the finer particles proceed to the three pebble mills. Cyclones are again used to return oversize material to the mills, while the fines, now at the necessary size for mineral separation, are pumped to the flotation circuit.

The flotation circuit separates the valuable minerals from the waste rock, producing a concentrate. Initial separation is done in a rougher/scavenger circuit, where the waste rock is discarded as tailings, which flows by gravity to the tailings impoundment area. Rougher concentrate is further upgraded in a cleaner circuit to produce the final product. Cleaner tailings are recycled to the rougher/scavenger circuit.

The concentrate is dewatered in two stages. Settling reduces the water content to roughly 35-40% while pressure filtration further reduces it to roughly 8%. The water removed is utilized as process water. The concentrate is stored in the load-out building and loaded on to 40 tonne trucks for shipping.

Production Forecast

Planned production for 2007 includes 68.0 million pounds copper, 55,000 ounces gold and 445,000 ounces silver. Production forecasts for the Mount Polley mine are based on the January 2007 updated mineral resource and mineral reserve estimates as provided in the News Release dated March 2, 2007 (herein incorporated by reference).

Markets and Contracts

As at March 2007, four concentrate sales contracts are in place for Mount Polley copper concentrate. New concentrate sales arrangements are negotiated as required.

Financial Analysis

The 2004 Mount Polley Report contains financial analysis assumptions, and is herein incorporated by reference.

Mine Life

A reserve estimate update for Mount Polley was calculated in January 2007. Detailed information is provided in the News Release dated March 2, 2007 (herein incorporated by reference). The updated reserve estimate has extended the planned mine life to May 2015. This schedule provides delivery of about 20,000 tonnes per day to the mill, and milling of the low and high-grade stockpiles. The promising results from the on going drill program bodes well for extending the mine life.

Taxes

Applicable taxes for Mount Polley are British Columbia and Canadian Income Taxes at 34.12% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Environmental Conditions

There are no environmental compliance issues outstanding at the Mount Polley mining operation. All environmental permit monitoring requirements and other environmental programs had been maintained or were restarted upon the resumption of mining and processing activities in 2005. A complete list of all permits that were obtained for operation of the Mount Polley mine are listed in Appendix A of the 2004 Mount Polley Report, incorporated herein by reference.

Reclamation at Mount Polley to date has mostly consisted of reclamation research. Some reclamation has been conducted in the form of resloping of the 1150 level of the East Rock Dump. Approximately 2.24 ha have been resloped to date. In addition, approximately 5.83 ha of the 1170 RD have been resloped and reclaimed.

The estimated costs for reclamation are $3,162,932 at the end of the 2006 and this amount is expected to be maintained as progressive reclamation activities are scheduled to offset the development of new areas.

HUCKLEBERRY MINE

Project Description and Location

The Huckleberry mine is located southwest of Houston, British Columbia. The Huckleberry property consists of a mining lease covering approximately 1,911 hectares and 2 mineral claims encompassing approximately 2,183 hectares.

In August 2006 thirty claims were acquired east and north of the mine site consisting of 711 mineral claim cell units encompassing 13,588.6 hectares. The 2006 claims are contiguous with the Huckleberry property.

Huckleberry Mines Ltd. also has an interest in three mineral claims covering 3,059 hectares on a property 8 kilometres north of the Huckleberry mine known as Whiting Creek.

The Huckleberry mine is owned by Huckleberry Mines Ltd. Imperial holds 50% interest in Huckleberry Mines Ltd., and the other 50% interest is held by a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. (the "Japan Group").

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is along 123 kilometres of gravel forest service roads and a private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, and is served by Highway 16 and the Canadian National Railway.

The molybdenum produced at the mine is trucked to Vancouver where it is sold to a broker and shipped to Europe through the Port of Vancouver. The copper concentrate is trucked to Stewart, BC for storage, and then shipped across the Pacific Ocean to smelters and refineries in Japan.

The Huckleberry property lies on the southern flank of Huckleberry Mountain, the highest point at 1,542 metres, and north of Tahtsa Reach, the lowest point at 860 metres, on the Nechako Reservoir. The deposits have an average surface elevation of 1,036 metres. The property is between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

Mining and milling operations proceed year round.

History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962. The property was then optioned by Granby Mining Company Ltd. in 1972. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option. Noranda's option was dropped, and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

In July 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project. A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 ("Huckleberry Feasibility"). In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide US$60 million project loan financing based on the positive Huckleberry Feasibility. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long term contract for the purchase of all copper concentrates from the Huckleberry mine. The British Columbia Government provided financial assistance in the form of a $15 million loan to Huckleberry for infrastructure including roads and power lines.

An additional $4.5 million of equity was injected into the project by Princeton and the Japan Group in November 1997. Marubeni Corporation provided a US$10 million loan to Huckleberry for working capital purposes. With financing in place the construction of the mine commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This included direct field costs of executing the Huckleberry project, plus the indirect costs associated with design, construction and commissioning. The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In 1998 Imperial acquired the Huckleberry mine as a result of a plan with Princeton Mining Corporation. Imperial held a 60% interest until June 1999 when 10% interest in the Huckleberry Mine was sold to the Japan Group, resulting in Imperial owning 50%. In July 1998 the major stakeholders of Huckleberry entered into an economic plan sponsored by the British Columbia Job Protection Commission. The plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of Imperial provided a $2.5 million loan facility.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial retained 50% equity ownership and acted in an advisory capacity on mine operations. In December 2004 Huckleberry repaid the $2.5 million of senior ranking debt owed to Imperial.

Huckleberry is now debt free after having repaid $120.9 million of long term debt in 2006. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million, and the Japan Group received $27.7 million. Detailed information on Huckleberry's financial position is contained in Note 4 of the 2006 Annual Report, herein incorporated by reference.

Imperial regained joint control of Huckleberry effective January 1, 2007. The Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

Geological Setting

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverted-cone shaped deposits, and display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages. Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Exploration

Copper mineralization was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property remained idle until 1988/1989 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda. Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992.

During 1992/1993 New Canamin concentrated work on definition drilling within the Main Zone deposit. A 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation. The East Zone discovery hole intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole. In 1993 a total of 58 holes totaling 10,647 metres were drilled on the East Zone, and during 1994 a total of 137 holes totaling 10,173 metres were drilled, attempting to define reserves and outline the extent of the East Zone deposit. In 1999 ground geophysics and soil geochemistry was conducted followed in 2000 with additional diamond drilling at the East Zone.

A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main Zone. In early 2001 six diamond drill holes totaling 628 metres were drilled in the TMF-3 Zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

No exploration drilling was conducted in 2002 and 2003.

In 2004 Huckleberry identified a new potential deposit on the property. The new copper-molybdenum zone, the Main Zone Extension, is directly north of the Huckleberry Main Zone Pit and easily accessible from the mine site. Exploration at the Main Zone Extension delineated a copper and molybdenum bearing zone over an east-west strike length of approximately 550 metres, a width of approximately 200 metres and to a maximum depth of 200 metres. The mineralized zone is structurally complex and appears as faulted offsets of the Main Zone deposit. Mineralization is mostly observed as fracture fillings containing pyrite, chalcopyrite and lesser molybdenite.

In 2005 an initial study of the Main Zone Extension showed it was marginally economic at a long term copper price of US$0.95/lb. Further analysis was completed on two options: the current mine plan which anticipates closure in the third quarter of 2007, and the current mine plan modified to include mining of the Main Zone Extension. A side by side comparison showed that a copper price exceeding US$1.50/lb would have to be maintained in 2008 and 2009 in order for the Main Zone Extension to generate more cash than the current mine plan. The analysis of the Main Zone Extension also highlighted a fault at the north end of the Main Zone Pit. This adds an additional element of uncertainty, in that the Main Zone Extension requires the development of a new pit north of the Main Zone Pit, which is now filled with tailings. Based on this information, the Board of Huckleberry resolved not to proceed with the Main Zone Extension at that time.

In 2005 exploration was carried out at the Whiting Creek prospect situated approximately 8 kilometers north of the Huckleberry mine site. Historical exploration at Whiting Creek had defined three mineralized zones; the Ridge stockwork molybdenum zone, the Rusty porphyry copper/molybdenum zone, and the Creek porphyry copper/molybdenum zone. The drill program completed in November focused on the Creek Zone and tested the connection between the Creek and Ridge zones, and the extensions of the Creek Zone to the north. The drill results were not encouraging, effectively closing the Creek Zone to the north and east.

In July 2006 the Board of Huckleberry approved management's recommendation to proceed with the extension of the Main Zone Extension subject to government approvals. The added probable reserve tonnage of this extension is approximately 16 million tonnes grading 0.37% copper. The extra tonnage will add over two years of life to the operation, extending production into 2010. The mine design and estimates were prepared under the supervision of

Kent Christensen, P. Eng., Senior Mine Engineer at Huckleberry Mines Ltd., who is designated as the Qualified Person for this purpose.

A fourth stage of diamond drilling was completed on the Main Zone Extension deposit in mid- 2006. The goal of the program was to update geotechnical studies, initiate acid-base-accounting analyses and up-grade the resource estimate. A total of 2,486 metres were drilled in 18 holes. Diamond drill testing of a western extension of the Main Zone Extension deposit confirmed that copper mineralization occurs near surface in this area, but the extension remains sub-economic. Drilling in broken ground may have caused milling of the core fragments with loss of sulphides to the drilling fluids. Grades in the western extension may accordingly be underestimated. Infill drilling within the Main Zone Extension deposit resulted in moderate increases to modeled copper grade estimate.

In the fall of 2006, a regional exploration program was undertaken east and north of the mine site. Fugro Airborne Surveys was engaged to survey both the Huckleberry mine site and the mineral claims acquired by staking in 2006. Electromagnetic and magnetic airborne geophysical methods were used. To complement the airborne survey, a ground geochemical survey explored approximately 560 hectares east of the mine site. The geochemical survey was curtailed at 90% completion with the onset of winter, and is scheduled for completion in the summer of 2007.

Huckleberry's exploration budget for 2007 is budgeted at $0.7 million.

Mineralization

Mineralization is similar in both the Main and East Zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main Zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface. It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East Zone was discovered after the Main Zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main Zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres in 170 holes have been drilled on the Main Zone, and 23,744 metres in 131 holes on the East Zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations. Specific gravity determinations were performed on 340 samples taken from eight holes within the East Zone deposit. Core specimens were weighed in air and water.

The ratio of air to air/water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main Zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East Zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected. Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

Drilling

Diamond drilling services in 2006 were provided by Britton Brothers Diamond Drilling of Smithers, BC. Geotechnical testing services were provided by Golder Associates. For analytical purposes, core was split using 2.5 metre sample intervals. In 2006 a total of 18 holes totaling 2,486 metres were drilled. All reject core and all coarse and fine analytical rejects are stored at the Huckleberry mine site.

Diamond drilling in the 2004/2005 program was provided by Beaupre Diamond Drilling of Princeton, BC, and to a lesser extent by Hy-Tech Diamond Drilling of Smithers, BC. A total of 51 holes were drilled in 2004 totaling 8,153 metres. All industry standard procedures were followed in the program. Diamond drill core was photographed, geotechnically and geologically logged prior to splitting for analysis.

Prior to 2004, drill core was split in its entirety over three-metre intervals with the exception of the 6 drill holes in the TMF-3 Zone, which were selectively split and sampled, with wide intervals of unmineralized post-mineral dykes. Drill core is stored in the East Zone core racks, southeast of the East Zone ultimate pit. The core samples and 227 Zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish. Previous drilling had been conducted for more than 30 years on the property.

Sampling and Analysis

For diamond drilling conducted between 2004 and 2006, diamond drill cores were split and sampled at two and a half metre intervals, with adjustments made to the sample intervals at geological boundaries. Increasing levels of quality analysis and quality control were applied from the 2004 Stage 1 to the 2006 Stage 4 drilling. Analytical checks included the insertion of duplicates, blanks, and standards. Duplicates were submitted as duplicate samples of split core, as coarse reject and as pulp duplicates. Blanks are prepared samples with no measurable base or precious metals. Certified reference materials were purchased from CANMET and inserted into the sample stream. All analyses were performed using the laboratory facilities at the Huckleberry mine site. ALS Chemex laboratory (Vancouver), a certified assayer, was chosen for submission of 1 in 20 coarse rejects and 1 in 20 pulp rejects. Of the 6,342 core intervals analyzed between 2004 and 2006, approximately 1 in 8 analyses were subjected to some form of quality control. Prior to 2004, all drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Security of Samples

For the 2004-2006 diamond drill programs, samples were collected and transported to the laboratory under the supervision of Peter L. Ogryzlo, M. Sc., P. Geo., an employee of Huckleberry. Independent verification of sampling, sample security and quality assurance/quality control procedures was under the supervision of Barbara Welsh, P. Eng., an employee of Huckleberry. All coarse and fine sample reject material and all split diamond drill core is stored at the Huckleberry mine site for future reference. Critical review of sampling and assaying procedures was provided by D. Thomas of AMEC Americas LTD. Prior to 2004 field duplicates were collected and analyzed from two separate samples from the same core interval. They were used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation. Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates.

Mineral Resource and Mineral Reserve Estimates

Probable reserves at December 31, 2006 were prepared under the supervision of Kent Christensen, P.Eng., an employee of Huckleberry mine designated as the Qualified Person for this purpose.

	Ore (tonnes)	Copper (%)	Moly (%)	Strip Ratio
East Zone	4,503,000	0.530	0.016	0.01:1
Main Zone Extension	17,410,000	0.366	0.005	1.20:1
Total	21,913,000	0.400	0.007	0.96:1

Mining Operations

Mining Method

Huckleberry is an open pit copper/molybdenum mine. Ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The loading equipment is a combination of PH1900 & 2100 electric shovels and Caterpillar 992 loaders. The haulage fleet includes Caterpillar 777C's and Caterpillar 785B's.

Metallurgical Process

Ore from the pit is delivered to a 42"x 65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A Grinding Improvement Project (SAG pebble circuit) was completed by mid 2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Production Forecast

A life of mine operating cost estimate was developed based on historic and current unit operating costs and fixed costs. The following table provides Huckleberry's total mine production, 50% of which is allocable to Imperial.

For the Years Ended	December 31 2006	December 31 2005	December 31 2004
Ore milled (tonnes)	6,646,200	6,951,000	6,867,153
Ore milled per calendar day (tonnes)	18,209	19,044	18,763
Ore milled per operating day (tonnes)	19,732	20,790	20,543
Grade (%) – Copper	0.556	0.552	0.454
Grade (%) – Molybdenum	0.015	0.014	0.014
Recovery (%) – Copper	86.9	87.40	85.87
Recovery (%) – Molybdenum	26.8	24.80	20.41
Copper produced (lbs)	70,838,000	73,897,000	62,924,920
Molybdenum produced (lbs)	306,250	539,949	426,658

Markets

Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining. Huckleberry molybdenum concentrates are sold to molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts

All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported by truck to the Port of Stewart, British Columbia and then by bulk carrier. The molybdenum concentrate is trucked to and sold in Vancouver under long term contract. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates.

Environmental Conditions

The Ministry of Energy and Mines and other provincial government authorities currently require $3.2 million in mining and other permits. This amount is held in cash and term deposits. Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development and reclaimed areas. The report also includes an estimate of the total reclamation costs. Huckleberry has received a permit to discharge water from the tailings impoundment to Tahtsa Reach. The quality of water being discharged is compliant with both Provincial and Federal Government requirements. The Cheslatta Carrier Nation have appealed the granting of the discharge permit. The appeal is scheduled for April 23, 2007.

Taxes

Applicable taxes for Huckleberry are: BC and Canadian Income Taxes at 34.12% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Mine Life

In July 2006 the Board of Huckleberry approved management's recommendation to proceed with the extension of the Main Zone Pit. Mining of this pit will add over two year's life to the Huckleberry operation, extending production into 2010.

Higher copper prices are a major factor in making the pit expansion economically feasible. Huckleberry plans to continue exploring in the immediate area with the hope of finding additional reserves. Huckleberry is optimistic that further exploration will discover additional sources of mill feed in the area.

Expected Payback Period of Capital

In November 2004 Huckleberry restructured the repayment terms of its long term debt and the basis of payback on the construction loans is now based on available cash as defined in the restructuring agreement. Minimum principal payments on the long term debt, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results.

Huckleberry Mines Ltd. paid $3.15 million in 2005 and repaid the balance of its long term debt totaling $37.3 million in December 2006. The Government of British Columbia through the Ministry of Employment and Investment received $9.6 million and the Japan Group, a consortium of four Japanese companies, received $27.7 million. During 2006 Huckleberry repaid a total of $120.9 million of long term debt and is now debt free.

STERLING PROPERTY

Project Description and Location

The Sterling property and mine are owned by Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial. The mine operated both as an underground and open pit mine from 1980 to 1997. The property is located in southern Nye County, Nevada about 185 kilometres northwest of Las Vegas and 24 kilometres southeast of Beatty.

In 2003 the Company optioned 29 additional claims via a lease agreement, adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

The Sterling property consists of 193 lode mining claims plus one water well site, located in Crater Flat. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total. The claims and mill site cover 1619.9 hectares and are located on land administered by the U.S. Bureau of Land Management.

Permits & Environmental Liabilities

In 2006 permitting for the construction of an underground ramp to access the 144 Zone was received. The All required permits for exploration and mining are either current or the renewal is under review by the Nevada State Environmental Protection and the Bureau of Land Management. Detailed information of the permits and environmental liabilities is contained in the Sterling Property 144 Zone Technical Report ("2006 Sterling Report"), herein incorporated by reference.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible via US Highway 95 from Las Vegas, a distance of 185 kilometres. A good secondary 13 kilometre gravel road turns off the north side of the highway at Mile 45.9, 24 kilometres southeast of Beatty. Beatty has a population of about 1,200 and is the nearest centre for lodging and basic services. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

The property lies on the east side of Bare Mountain, a small mountain range at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south.

The 144 Zone is at the 1,220 metre elevation, on the lower eastern slopes of Bare Mountain. The mine and infrastructure are at around the 1,250 metre elevation. The historic leach pad, which was reclaimed in early 2007, is on the upper edge of the adjacent pediment (1,160 metres). A new leach pad that will accommodate the 144 Zone ore is planned immediately adjacent to the historic leach pad, at 1,155 metre elevation, also on the adjacent pediment.

The mine elevation is between 1,158 metres and 1,241 metres on the lower slopes of Bare Mountain which summits at 1,925 metres. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat.

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A steel container is used to securely store 144 Zone drill core, pulps and rejects. There is also a mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided by a generator on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area includes operating ponds and a gold extraction circuit. An assay laboratory was in use during mining but is not operational at present.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat located about 5.5 kilometres east southeast of the mine. The well was originally drilled by Reynolds Electrical and Engineering Company for the U.S. Department of Energy and completed at a depth of 762 metres. Water was encountered at 335 metres but subsequently rose to 140 metres. Permission was obtained in 1984 to pump water for mine use. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 188 metres and operates at a rate of 170 litres per minute. Pumping capacity to the mine site is 190 litres per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones and satellite internet. Cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

The climate is arid, with typical desert vegetation. Annual precipitation averages 10 centimetres in the form of rain or snow, mainly in the winter or late spring, and the occasional thunderstorm. High winds are frequent during the winter. Temperatures normally range from -1°C in the winter to 43°C in the summer. The evaporation rate is about 152 centimetres per year. Occasionally high winds and frost or snow in January and February have frozen water lines on the property for several days causing minor interruptions of the gold leaching system. Exploration and development activities at Sterling proceed year round.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("*SMJV*") in 1980, comprising Saga Exploration Company, E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980 with Saga as the operator. Between 1987 and 1995 Cathedral Gold U.S. Corporation accumulated a 90% interest in the property and took over the operation of the SMJV. Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) Inc. conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral granted pursuant to a debt settlement arrangement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 Zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Parameters set by the SMJV partners were aimed at maintaining an average production grade of 0.25 oz/st gold, which effectively kept the underground mining cutoff grade at 0.1 oz/st. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching.

After mine production ceased the leach pad continued to be rinsed, producing minor amounts of gold, until October 2001. Additional ore from a low grade stockpile was added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries from the heap leach averaged 88% of the cyanide soluble gold.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, Imperial embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 Zone.

Although the surface rock sampling of the 144 Zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

In 2001, to test the area around hole 89-144 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 213 metres below the surface. This became the 144 Zone discovery hole 01-7A. Total 2001 drilling in the 144 Zone was 2,621 metres in 11 holes, 1,472 metres in 6 holes in 2002, and 2,743 metres in 30 holes in 2003.

No drilling was conducted in 2004 or 2005.

Following the acquisition newly claimed land in 2006, an extensive regional rock sampling and geological mapping program was initiated, covering much of the southwestern, eastern and northern flanks of Bare Mountain. Geochemical anomalies were identified in the investigated areas and both high and low-angle structures were evaluated for gold-mineralization potential. Following upon these results, several test areas were identified for follow-up exploration drilling. This drilling is expected to be carried out in 2007.

Geological Setting

Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western U.S, particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the late-Paleozoic to Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology: Sterling Mine and 144 Zone Area

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 Zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined out Sterling deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 122 metres. The Tertiary Reudy normal fault is a key element of the 144 Zone.

In the mined out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor north northeast trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro Zone and the Crash Zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 Zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 213 metres below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 Zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Property Geology: Bare Mountain

Across the remaining claim blocks that span Bare Mountain, many of the geological elements that are important to gold mineralization in the Sterling mine and 144 Zone area are also present. Mainly, Tertiary age porphyry quartz latite dikes typically occupy north-trending faults, high-angle Tertiary age faults act as gold-mineralization control structures, and low-angle structures also juxtapose various carbonate and siliciclastic lithologies in ways that control mineralization potential.

At northern Bare Mountain, however, the Tertiary-age low-angle Fluorspar Canyon Detachment is also present as an additional structural factor, and has controlled mineralization at several nearby gold deposits. These include the Bullfrog, Daisy, West Zone, Secret Pass and Mother Lode deposits, all of which have been subject to past mining operations and have yielded more than 3 million ounces produced gold.

As is the case with the Sterling Thrust in southern Bare Mountain, low-angle thrust faulting of Late Paleozoic to Mesozoic age has also affected the rocks of northern Bare Mountain. This has occurred principally in the form of the Meiklejohn Thrust, which has thrust Ordovician and Silurian carbonates over Devonian to Carboniferous carbonates and siltstones. Because the Meiklejohn Thrust and Fluorspar Canyon Detachment are approximately spatially coincident, the Meiklejohn Thrust has been reactivated during Tertiary time, and shows evidence of more extensive lateral fluid transfer than that observed on the Sterling Thrust.

Intersections between high-angle faults and the Fluorspar Canyon Detachment and Meiklejohn Thrust form the basis of exploration and drilling targets for the 2007 exploration program.

Exploration

Drilling at Sterling in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 69 metres grading 1.51 g/t gold. Hole 01-7A returned grades of 5.14 g/t gold over 33.5 metres including 0.57 g/t gold over 9.14 metres. A follow up hole 01-9 returned 19.54 g/t gold over 13.5 metres including 34.29 g/t gold over 6.1 metres. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 213 metres below surface and some 91 metres below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 Zone. Results were used to focus exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who was designated as the Qualified Person.

In 2003 a total of 30 holes for 2,743 metres were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 152 metres by 76 metres. The dimensions of the mineralized zone now stand at approximately 228 metres north south and 152 metres east west, centered on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 Zone gold bearing structure. The claims cover approximately 242 hectares.

Planning and permitting for an underground exploration program was initiated in 2004. The exploration program was placed on hold until 2006, as the Company's focus had shifted from Sterling to reopening the Mount Polley mine. A total of US$2.0 million has been budgeted for the underground exploration program and it is expected to take about 12-16 months to complete. The program will include the excavation of a 1,170 metre decline ramp to access the 144 Zone, followed by 6,096 metres of definition and exploration drilling. The overall objective of the program is to outline sufficient resources to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold.

Mineralization

The 144 Zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extending somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact. Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Drilling

In 2001 a total of 11 holes were drilled at the 144 Zone, totaling 2,621 metres. Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear). A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. Wet drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 01-15 were left with 6 meters of casing; casing was pulled in all the other holes according to the drillers' records. Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 15 metre intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 Zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 69 metres of 1.51 g/t gold. Hole 01-7A returned grades of 5.14 g/t gold over 33.5 metres including 8.57 g/t gold over 9.14 metres. A follow up hole 01-9 returned 19.54 g/t gold over 13.5 metres including 34.29 g/t gold over 6.1 metres. The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 213 metres below surface and some 91 metres below the lower most underground workings at Sterling. The target area is open to depth and laterally. Following, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 91 metres east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in. Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 Zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions. In the summer 2002 program 6 holes were drilled totaling 1,472 metres. All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs. The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a four day break, it was completed in one phase. Prior to drilling the hole collars were surveyed by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all 6 holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

In 2003 a total of 33 holes totaling 2,743 metres were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 152 metres by 228 metres.

Excavation of a decline into the 144 Zone began in December 2006. Once the ore zone is reached, further exploratory underground drilling is planned during 2007, in conjunction with surface-based reverse circulation drilling of the various newly-developed target areas across Bare Mountain resulting from the 2006 surface rock sampling and mapping program.

Sampling and Analysis

Reverse circulation drilling was utilized in 2001 and 2003, and is planned for 2007 using the methodology and techniques of the 2001 and 2003 programs. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout the 2001 and 2003 programs. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 7 metres or 15 metres of consecutive samples, and the sack taped closed. One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay. In 2007, assay results will come exclusively from independent labs, as the on-site facilities no longer are in place.

For quality control, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates). In general, one blank and one duplicate were submitted for every 20 samples from the drill core.

Detailed information of the sampling and analysis program followed during the 2001 to 2003 drilling is contained in the 2006 Sterling Report, herein incorporated by reference.

Security of Samples

All drill cuttings and core in this program were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to a windowless steel container which is used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the two geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic zip straps which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

All samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

Mineral Resource and Mineral Reserve Estimates

The 2006 Sterling Report (herein incorporated by reference) included a new resource estimate for both the 144 Zone and the Panama Zone. The Panama Zone is a near surface deposit just south of the old Ambrose Pit. The Panama Zone is being looked at as a shallow open pit target that would be developed in conjunction with the 144 Zone. The 2006 Sterling Report recommends undertaking an exploration decline down to the 144 Zone. This 1,170 metre decline will be used to take a bulk sample of the 144 Zone for leach testing and also used for staging further exploration drilling.

Sterling Mineral Resource Summary

Zone	Resources	Short Ton	Grade Gold OPT	Metric Tonnes	Grade Gold g/t	Contained Ounces
144	Indicated and Measured	214,554	0.216	194,640	7.41	46,344
Panama	Indicated and Measured	103,040	0.082	93,476	2.81	8,449

The ore reserves and resources were calculated and verified Greg Gillstrom, P.Eng, Geological Engineer, designated as the Qualified Person as defined by National Instrument 43-101.

Mining Operations

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 oz/t (7.44 g/t gold).

Exploration and Development

In late 2006 an underground program began excavating a 1,170 metre decline ramp to access the 144 Zone, which is to be followed by 6,098 metres of definition and exploration drilling in 2007. A total of US$7.5 million has been budgeted for the Sterling program and is expected to take about 12-16 months to complete. The overall objective of this program is the further enlarge ore reserves in the 144 Zone prior to mining, and to identify potentially mineable ore deposits across the remainder of the newly acquired land at Bare Mountain.

OTHER PROPERTIES

Imperial has interests in various other early stage exploration properties located in Canada and continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

DIVIDENDS

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

DESCRIPTION OF CAPITAL STRUCTURE

The Company has unlimited number of common shares without par value.

The Company also authorized 50,000,000 First Preferred shares without par value with special rights and restrictions, and 50,000,000 Second Preferred shares without par value with right and restrictions both to be determined by the directors.

MARKET FOR SECURITIES

Imperial's common shares are listed on The Toronto Stock Exchange and trade under symbol III. The following table provides the high, low, close price, and the volume of shares traded on a monthly basis in 2006.

2006	High	Low	Close	Volume Traded
Jan	6.73	4.95	6.55	2,239,670
Feb	7.81	6.50	6.80	4,004,277
Mar	8.10	6.22	7.90	1,762,222
Apr	9.80	7.94	9.40	1,246,391
May	10.85	8.26	9.20	1,501,247
Jun	9.16	6.80	8.01	775,115
Jul	9.95	7.80	9.75	431,933
Aug	12.15	9.55	10.45	991,345
Sept	10.75	9.50	10.05	399,147
Oct	10.65	9.50	10.50	353,462
Nov	12.45	10.21	12.30	631,613
Dec	12.65	11.06	11.56	461,031

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name, Province and Country of Residence	Current Position with Imperial	Present Principal Occupation or Employment for Previous Five Years	Director Since
Pierre Lebel British Columbia Canada	Director & Chairman	Chairman of Imperial	Dec 6, 2001
J. Brian Kynoch British Columbia Canada	Director & President	President of Imperial	Mar 7, 2002
Larry G.J. Moeller Alberta Canada	Director	Vice President, Finance of Edco Financial Holdings Ltd.	Mar 7, 2002
Ed Yurkowski Alberta Canada	Director	President of Procon Mining and Tunnelling Ltd.	May 20, 2005
Andre Deepwell British Columbia Canada	Chief Financial Officer & Corporate Secretary	Chief Financial Officer & Corporate Secretary of Imperial	n/a
Don Parsons British Columbia Canada	Vice President, Operations	Imperial Vice President, Operations – 2005 to present. Prior thereto President and General Manager of Tercon Enterprises, Fort McMurray operations.	n/a
Patrick McAndless British Columbia Canada	Vice President, Exploration	Vice President, Exploration of Imperial	n/a
Kelly Findlay British Columbia Canada	Treasurer	Treasurer of Imperial	n/a

Each director's term of office expires at the next annual general meeting of the Company, scheduled for Monday, May 14, 2007, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

Shareholdings of Directors and Senior Officers

On March 20, 2007 the Company had 30,772,398 common shares issued and outstanding. The directors and senior officers, as a group, beneficially owned directly or indirectly, 1,155,007 common shares of the Company representing approximately 3.75% of the outstanding common shares of Imperial.

Committee's of the Board of Directors

The Board of Directors has established three board committees; audit, compensation, and corporate governance and nominating.

Audit Committee

The Audit Committee has been structured to comply with Multilateral Instrument 52-110.

Audit Committee Charter
The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.

Audit Committee Composition and Background
The Audit Committee is comprised of Larry Moeller (Chairman), Ed Yurkowski and Pierre Lebel. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can be reasonably be expected to be raised by the Company's financial statements. In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, are set forth below:

Larry G. Moeller, B. Comm., C.A. - also serves as a Member of the Corporate Governance and Nominating Committee and Compensation Committee. Mr. Moeller is Vice President Finance of Edco Financial Holdings Ltd., Chairman and Director of Ceramic Protection Corporation, and Director of Magellan Aerospace Corporation, Imperial Metals Corporation, Orbus Pharma Inc., Sunwest Aviation Ltd., Resorts of the Canadian Rockies Inc., and bcMetals Corporation.

Pierre Lebel, LL.B., M.B.A. - also serves as Imperial's Chairman of the Board; and Chairman of the Corporate Governance and Nominating Committee and of the Compensation Committee. Mr. Lebel is Chairman and Director of Imperial Metals Corporation, Asia Gold Corp. and Jinshan Gold Mines Inc., and Chairman and Trustee of Home Equity Income Trust, and Directors of Sepp's Gourmet Foods Ltd., Zedi Inc., the Mining Association of British Columbia, and bcMetals Corporation.

Ed Yurkowski, P.Eng. – also serves as a Member of the Compensation Committee. Mr. Yurkowski is President of Procon Mining and Tunnelling Ltd, a Vancouver based full service mining contractor with operations in North America and other continents.

Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Audit Committee Oversight
At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures
The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors. The Audit Committee has delegated to the Chair of the Committee the authority to act on behalf of the Committee with respect to the pre-approval of the audit and permitted non-audit services provided by Deloitte & Touche LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Committee.

External Auditor Service Fees
Aggregate fees payable to Deloitte & Touche LLP for the past three years are as follows:

Year Ended	2006	2005	2004
Audit fees [1]	$110,000	$97,500	$77,717
Audit related fees [2]	7,750	7,200	-
Tax fees [3]	-	-	1,525
	$117,750	$104,700	$79,242

[1] For professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings or engagements.
[2] For assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees" above.
[3] For professional services rendered for tax compliance, tax advice and tax planning.

Complaint Procedures
In 2004, the Company implemented a policy detailing procedures for:
- the receipt, retention and treatment of complaints or submissions regarding accounting, internal accounting controls or auditing matters.
- confidential and anonymous submitting concerns from employees of the Company or any of its subsidiaries about questionable accounting or auditing matters.

Imperial's procedures for filing complaints on accounting and auditing matters are available on the Corporate Governance page of the Company's website *(www.imperialmetals.com)*.

Compensation Committee

The Compensation Committee is comprised of Pierre Lebel (Chairman), Larry Moeller and Ed Yurkowski. The primary objective of the committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter is herewith incorporated by reference.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Pierre Lebel (Chairman), Brian Kynoch and Larry Moeller. The primary objective of the committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board, and board committee members, and recommending the Board select director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nominating Committee Charter is herewith incorporated by reference.

Corporate Cease Trade Orders or Bankruptcies

All the officers and directors of the Company, with the exception of Ed Yurkowski and Don Parsons, were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a plan pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The reorganization plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Detailed information can be obtained in IEI Energy Inc.'s 2002 Management Proxy and Information Circular filed with SEDAR.

Conflicts of Interest and Interest of Management and Others in Material Transactions

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

Detailed information is provided in the 2006 Annual Report (herein incorporated by reference) containing the Management's Discussion and Analysis (see Related Party Transactions section), and the Consolidated Financial Statements for the year ended December 31, 2006 (see Note 15).

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. acts as the Company's transfer agent and registrar.

Vancouver Office:	510 Burrard Street, 3rd Floor Vancouver, BC V6C 3B9
Toronto Office:	100 University Avenue, 9th Floor Toronto, ON M5J 2Y1

MATERIAL CONTRACTS

The material contracts entered into by the Company during the year ended December 31, 2006, and contracts that were entered into before that date, other than contracts entered into in the ordinary course of business, are provided below. No disclosure is made regarding any contract that was entered into prior to January 1, 2002.

1. **Support Agreement** dated January 8, 2007 between Imperial and bcMetals Corporation wherein the Company advanced bcMetals $2 million in unsecured advances bearing interest at bank prime rate, due June 30, 2007.

2. **Line of Credit Facility** for $40 million dated September 7, 2006 with Edco Capital Corporation ("Edco") of Calgary, Alberta (a company controlled by N. Murray Edwards, a shareholder owning more than 10% of the voting shares of the Company). Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. A draw fee of 1% will be payable on the amount drawn. The line of credit will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down will be evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In February 2007, the Company drew the full $40 million to assist with the purchase of bcMetals Corporation.

3. **Line of Credit Facility** for $14.5 million dated May 4, 2005 between the Company, Edco and Larry Moeller, a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 warrants were issued to the related parties. As at December 31, 2005 the facility was fully drawn and in July 2006 the facility was repaid in full.

4. **Short Term Advances** - The Company borrowed a number of advances from Edco on a short term basis, during the 2005 fourth quarter and in early 2006, which assisted the Company to meet margin calls on its derivative instruments. All advances were repaid in early 2006.

5. **Convertible Debentures Agreement** dated March 9, 2005 for $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards ($9,000,000); Larry Moeller ($650,000); and Brian Kynoch (President of the Company ($100,000)).

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Greg Gillstrom, P.Eng, Geological Engineer, an employee of Imperial:

a) is a person who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during or relating to the Company's most recently completed financial year; and
b) whose profession or business gives authority to the statement, report or valuation made by the person or Company; and
c) who has interest in the common shares of the Company, directly or indirectly, or through stock options that represent less than 1% of the Company's outstanding share capital.

The Company's property technical reports are available on both the SEDAR website (www.sedar.com) and on the Company's website (www.imperialmetals.com).

ADDITIONAL INFORMATION

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters, is contained in the Company's Management Information Circular for the annual general meeting of shareholders to be held on Monday, May 14, 2007. The Circular will be made available on SEDAR and on the Company's website, concurrent with the delivery of the document to the Company's shareholders.

Additional financial information is provided in the Company's 2006 Annual Report containing the Management's Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2006.

Copies of the above and other disclosure documents may be obtained, when available, on the Company's website www.imperialmetals.com; on the SEDAR website www.sedar.com; or by contacting the Company's investor relations at 604.488.2657.

Schedule A
Audit Committee Charter

I. Purpose

The primary objective of the Audit Committee (the "Committee") of Imperial Metals Corporation (the "Company") is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company's compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

II. Organization

Members of the committee shall be directors and the Committee membership shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require. The Committee shall meet with management, the Company's financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may also be the Chief Financial Officer, the Company's Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company's accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Authority and Responsibilities

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a) Auditors

1. Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company's annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.
2. When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.
3. Review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, and general audit approach.
4. Review on an annual basis the performance of the Auditors, including the lead audit partner.
5. Take reasonable steps to confirm the independence of the Auditors, which include:
   (a) Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;
   (b) Considering and discussing with the Auditors any disclosed relationships or services, including audit services, that may impact the objectivity and independence of the Auditors;
   (c) Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and
   (d) As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6. Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.
7. Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review.
8. Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.
9. Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.
10. Receive all recommendations and explanations which the Auditors place before the Committee.

(b) Financial Statements and Financial Information

11. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements be included in the Company's annual reports distributed and filed under applicable laws and regulatory requirements.
12. Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim financial statements, including management's discussion and analysis, and the Auditor's review of interim financial statements, prior to filing or distribution of such statements.
13. Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.
14. Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
    a) the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;
    b) the management letter provided by the Auditor and the Company's response to that letter; and
    c) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
15. Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.
16. Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company's annual proxy statement.

(c) Ongoing Reviews and Discussions with Management and Others

17. Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company's financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.
18. Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.
19. Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.
20. Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.
21. Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.
22. Enquire of the Company's financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.
23. Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.
24. Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition,

results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

25. Review and discuss with management the Company's major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies.

(d) Risk Management and Internal Controls

26. Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems
27. Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.
28. In consultation with the Auditors and management, review the adequacy of the Company's internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.
29. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
30. Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting.
31. Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(f) Other Responsibilities

32. Create an agenda for the ensuing year.
33. Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.
34. Review and approve (a) any change or waiver in the Company's code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.
35. Establish, review and approve policies for the hiring of employees or former employees of the Company's Auditors.
36. Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.
37. Review its own performance annually, seeking input from management and the Board.
38. Perform any other activities consistent with this Charter, the Company's constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

VI. Resources and Access to Information

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company's outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

April 26, 2004

Imperial Metals


Red Chris Property
Bear Property
Porcher Island Property
Huckleberry Mine
Mount Polley Mine
Giant Copper Property
Sterling Property

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman [1/2/3]

Brian Kynoch [3]

Larry Moeller [1/2/3]

Ed Yurkowski [1/2]

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

Officers

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor
Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

Annual General Meeting

May 14, 2007 at 2:00pm
The Vancouver Club
University Room
915 West Hastings Street
Vancouver, BC

A corporate presentation will follow the formal meeting.

82-34714

Form 52-109F1 - Certification of Annual Filings

RECEIVED

2007 MAY -8 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"Andre Deepwell"

Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 22, 2007

"Brian Kynoch"

President

82-34714

RECEIVED

2007 MAY -8 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

April 16, 2007

BY SEDAR

British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Autorité des marchés financiers

Dear Sirs:

Re: Refiling of 2006 Annual Report and Management's Discussion and Analysis

We are refiling the Annual Report and the Management's Discussion and Analysis for the year ended December 31, 2006 for Imperial Metals Corporation to correct a typographical error on page 15. The copper price is shown as US$0.01 per lb in the Change in Sensitivity column of the table. The amount should have been **US$0.10** per lb.

If you have any questions, please contact me.

Yours truly,

IMPERIAL METALS CORPORATION

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer
Direct Line: 604.488.2666

Management's Discussion and Analysis

OVERVIEW

Mineral sales revenues were $210.4 million in 2006 compared to $70.7 million in 2005. Revenue is recognized at the point of title transfer, which usually takes place upon loading concentrates into a ship or railcar for delivery to a smelter. Mineral sales revenues were higher in 2006 compared to 2005 primarily due to higher copper prices and a full year of operation of the Mount Polley mine which began milling operations on March 8, 2005.

Operating income for 2006 increased to $96.6 million from $1.5 million in 2005. Equity income from the Huckleberry mine was also higher at $33.7 million compared to $29.9 million in the comparative year. Cash flow increased to $70.4 million in 2006 compared to $8.2 million in 2005. The $62.2 million improvement is the result of higher copper prices and higher sales volumes at the Mount Polley mine in the 2006 compared to 2005. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $23.7 million, down significantly from $49.5 million in the previous year when the capital expenditure program associated with restart of mine operations was being completed.

Expenditures in 2006 were financed primarily from cash flow from the Mount Polley mine, supplemented by a limited amount of long term debt and issue of share capital. At December 31, 2006 the Company had $22.0 million in cash and cash equivalents.

Net income for the year ended December 31, 2006 was $82.0 million compared to $21.6 million in the prior year.

During the September 2006 quarter the Company commenced a takeover bid for bcMetals Corporation acquiring about 19% of bcMetals to December 31, 2006 at a cost of $7.1 million. The Red Chris project in Northern British Columbia is bcMetals main mineral asset. As of March 16, 2007 the Company had acquired 97.8% of bcMetals at a cost of approximately $68.0 million which was funded through cash on hand and a $40.0 million short term loan facility.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate, only copper. During 2006 the Company recorded $26.6 million in losses on derivative instruments for copper compared to $11.6 million in 2005. These losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company has an unrealized net income position on its derivative instruments of $7.7 million at December 31, 2006. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2006 primarily due to the decline in the price of copper in the month of December 2006.

Derivative instruments were first put in place in July and August 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest. Under these contracts the Company sold copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.65/lb and receives downside price protection of US$1.35/lb. Of the 22.5 million lbs of copper sold under these derivative instruments, 1.9 million lbs of copper settled during 2005 and the balance in 2006.

The hedges put in place in February/March 2006 totaled 8.3 million lbs of copper, and settled in the period July to December 2006. Under these contracts the Company participated in price increases up to US$2.60/lb and received downside price protection of US$1.80/lb.

New hedges were entered into in the latter half of 2006 for the sale of 35.9 million lbs of copper under zero cost min/max hedging arrangements where the Company participates in price increases ranging from US$3.37/lb to US$3.68/lb (average US$3.51/lb) and receives downside price protection ranging from US$2.90/lb to US$3.00/lb (average of US$2.98/lb). These hedges cover primarily the last three quarters of 2007 and were put in place to protect a substantial portion of 2007 revenues.

In March 2007 the Company added to its hedge position with the sale of 19.8 million lbs of copper under zero cost min/max arrangements whereby the Company participates in price increases to US$3.06/lb and receives downside price protection at US$2.50/lb. These hedges cover the period April 2007 to March 2008.

Approximately 69% of estimated 2007 copper settlements, inclusive of the Company's 50% interest in Huckleberry to be proportionately consolidated commencing January 1, 2007, are hedged. The hedges are comprised of 50.4 million lbs under zero cost min/max arrangements at an average floor price of US$2.75/lb and an average ceiling price of US$3.27/lb plus forward sales for the sale of 7.4 million lbs at an average price of US$2.62/lb.

Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2006 for further details.

The Company provides security for its marginable hedges in the form of cash deposits to cover potential losses in excess of the credit facilities granted to the Company. At December 31, 2006 the Company had $1.3 million on deposit in connection with its marginable hedges. Included therein is a $1.1 million cash deposit, along with other security granted by the Company, was being held as security for a margin free hedging facility that was put in place during 2006. The cash deposit for this facility was released in early 2007. As these hedges settle, and/or if the price of copper declines, these funds will be released to the Company.

Selected Annual Financial Information

Years Ended December 31	2006	2005	2004
Total Revenues	$ 211,446,752	$ 71,077,050	$ 1,124,665
Net Income	$ 82,007,108	$ 21,568,751	$ 3,639,547
Net Income per share	$ 2.75	$ 0.77	$ 0.14
Diluted Income per share	$ 2.69	$ 0.74	$ 0.13
Working Capital (Deficiency)	$ 37,092,611	$ (18,885,531)	$ 1,321,706
Total Assets	$ 214,096,355	$ 135,433,507	$ 48,747,213
Total Long Term Debt (including current portion)	$ 15,571,579	$ 18,798,110	$ 8,623,057
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00
Cash Flow [1]	$ 70,363,511	$ 8,200,193	$ (3,831,581)
Cash Flow per share [1]	$ 2.36	$ 0.29	$ (0.15)

[1] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 16, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

DEVELOPMENTS DURING 2006

General

The year 2006 was the first full year of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations in 2006 were focused on maximizing Wight Pit ore production.

Copper prices were substantially higher in 2006 than in 2005, averaging about US$3.05/lb compared to US$1.67/lb in 2005. The US Dollar fluctuated in a downward trend during 2006 rallying late in the year to close at almost the same level as at December 31, 2005. Even with the decline in the average exchange rate the price of copper in CDN Dollar terms was substantially higher averaging CDN$3.46/lb in 2006 compared to CDN$2.02/lb in 2005. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

Continued increases in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

Exploration

Exploration expenditures at Mount Polley were $3.0 million in 2006 compared to $5.5 million in 2005. With the expanded land base, ongoing exploration at Mount Polley consists of identification of additional mineralized zones and expansion of identified zones. Drilling, which recommenced in January 2006, provided encouraging results from the C2 and Boundary zones. Drilling in 2006 included 123 diamond drill holes totaling 26,240 metres compared to 99 diamond drill holes totaling 39,481 metres and 160 percussion drill holes totaling 4,391 metres in 2005. Exploration at Mount Polley will be directed at finding near surface ore to provide supplemental feed to the mill and to find additional northeast zone type deposits. Planned exploration expenditures at Mount Polley for 2007 total approximately $7.5 million.

At Huckleberry a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension provided additional information for the reevaluation of mining this zone. These results coupled with higher copper price have improved the economics of this zone such that in July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit.

Preparations for exploration at the 144 Zone and surface exploration of other targets in the vicinity of Sterling continued in 2006. The Company completed a $6.3 million non-brokered private placement in the spring of 2006 to fund this exploration. The lack of available drill rigs in Nevada has delayed the start of exploration drilling. Drilling will commence as soon as a drilling

contractor can be hired. Construction of a 1,200 metre underground ramp to access the 144 Zone commenced in late 2006. The underground development is expected to be completed by the fourth quarter of 2007 and will be followed by underground drilling with the overall objective being to outline sufficient reserves to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. Sterling's land package was greatly expanded over the last two years and exploration is ongoing to determine the best targets for drilling.

At the 100% owned Giant Copper property in southwest British Columbia two holes were drilled in 2006 with encouraging results. The Company is planning to drill a further 10,000 metres on the Giant Copper property during 2007 at a cost of approximately $1.2 million.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry generated $33.7 million in equity income to Imperial in 2006 compared to $29.9 million in 2005. Equity income in 2005 included a one time future income tax recovery of $9.6 million while the 2006 equity income included a deduction of $9.8 million of future income tax expense. Note 4 to the audited consolidated financial statements of the Company discloses the impact of Huckleberry operations on the financial position and results of operations of Imperial.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Huckleberry started the year 2006 with cash and cash equivalents and short term investments of $66.3 million and generated $96.9 million in cash from operations in 2006. These cash resources were applied to fully repay $121.4 million in long term debt in 2006 and as a result Huckleberry is debt free.

Exploration efforts in 2005 were directed at delineation of the copper mineralization that extends directly north of the Huckleberry Main Zone Pit. During 2006 Huckleberry confirmed the economic viability of mining this zone and made the decision to commence mining the Main Zone Pit extension extending the mine life until 2010. A limited drilling program was also completed in 2006 at Whiting Creek, an exploration property owned by Huckleberry. Exploration at Huckleberry will continue in 2007 with the goal of locating additional resources to extend its mine life.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial will have recorded its proportionate share of Huckleberry cash effective January 1, 2007.

bcMetals Corporation

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental approvals for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

To December 31, 2006 the Company acquired a 19% interest in bcMetals at a cost of $7.1 million. As of March 5, 2007 the Company owned 97.8% of bcMetals at a cost of approximately $68.7 million, The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility. The remaining shares of bcMetals are expected to be acquired by the Company in accordance with securities regulations.

The development of the Red Chris project into a mine is dependant upon a number of factors including on the construction of a power line to service the northwest portion of British Columbia.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest

rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Producing mining property, plant and equipment is carried at cost less accumulated depletion, depreciation and writedowns. All costs related to the acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from four to twelve years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the estimated future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization

Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs

The Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the

future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the future work to be carried out.

(d) Share Based Compensation
The fair value of stock options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(e) Derivative Instruments
The Company uses derivative financial instruments to manage its exposure to commodity prices. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

(f) Convertible Debentures
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Over the next few years Canadian generally accepted accounting principles for public companies will be updated to conform with International Financial Reporting Standards. The implications of these changes on the financial reporting of the Company is not yet known.

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in 2007 and beyond. These pronouncements have varying commencement dates. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

(a) Section 1530 Comprehensive Income
This section establishes standards for the reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income or its components.

(b) Earnings per Share
Proposed changes would amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method.

(c) Section 3251 Equity
This section established standards for the presentation of equity and changes in equity during the reporting period.

(d) Section 3855 Financial Instruments – Recognition and Measurement
This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on four fundamental decisions which serve as cornerstones underlying this section.

(e) Section 3861 Financial Instruments – Disclosure and Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the presentation paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

(f) Section 3865 Hedges
This section establishes standards for when and how hedge accounting, which is optional, may be applied. This section is based on the same four fundamental decisions that serve as cornerstones for Section 3855 above.

(g) Section 3051 Investments
This section continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instruments investments. This section also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the section has occurred.

(h) Section 1535 Capital Disclosures
This section establishes standards for disclosing information about an entity's capital and how it is managed.

(i) Inventories
Proposed changes would provide more guidance on the measurement and disclosure requirements for inventories than those currently in place. The proposals also provide guidance on the cost formulas used to assign costs to inventories.

(j) Business Combinations
Proposed changes would provide new standards that will harmonize with the converged US Financial Accounting Standards Board's and the International Accounting Standards Board's standards on business combinations and with their guidance on accounting for non-controlling interests.

(k) Income Taxes Arising from Partnership Income
An entity may earn income from an interest in a partnership that has a different financial year end than the entity's. The new EIC from the Emerging Issues Committee will seek to clarify the diversity in accounting practice that currently exists for income taxes arising from partnership income.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to stripping costs, EIC 160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The new recommendations require the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be included in the cost of the inventory produced, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The standard has been applied retroactively and there is no adjustment to prior years' financial statements as the Company's accounting for stripping costs in prior years was in accordance with the new standard.

As disclosed in Note 6 to the audited consolidated financial statements of the Company the December 31, 2006 balance of deferred stripping charges was $4,250,235. In accordance with EIC 160, the carrying value of the deferred stripping charges as at December 31, 2006 will continue to be amortized over the life of the related mining assets on a unit-of-production basis.

Effective with the commencement of commercial production in 2005 the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates at the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in the consolidated financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

RESULTS OF OPERATIONS FOR 2006 COMPARED TO 2005

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview
Operating revenues increased to $211.4 million for the year ended December 31, 2006 from $71.1 million in the year ended 2005. The 2006 revenues increased by $140.3 million due to the higher copper prices and larger sales volumes from inclusion of a full year of production from the Mount Polley mine in 2006.

In the year ended December 31, 2006 Imperial recorded net income of $82.0 million ($2.75 per share) compared to net income of $21.6 million ($0.77 per share) in the prior year. The higher net income in 2006 was primarily from the improved contribution from the Mount Polley mine due to higher copper prices on higher sales volumes.

The financial results of the Company are also closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's net income in the year ended December 31, 2006 was $33.7 million compared to $29.9 million in 2005. Equity income from Huckleberry in 2005 included a $9.6 million future income tax recovery compared to a $9.8 million future income tax expense in 2006.

Imperial's 2006 net income was after deduction of $26.6 million in losses on derivative instruments resulting from the sharp rise in the price of copper in the first half of 2006. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine operations. The 2005 net income was after deduction of $11.6 million in losses on derivative instruments resulting from the rise in the price of copper in the latter part of 2005. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine during the post startup phase of operations when debt repayments were highest.

Mineral Production and Transportation Costs
Mineral revenues and production costs represent the costs related to the concentrate sold from the Mount Polley mine. The increase reflects a full year of production in 2006 versus a partial year in 2005.

Mineral Property Holding Costs
Mineral property holdings costs decreased to $0.8 million in the year ended December 31, 2006 compared to $1.1 million in the year ended December 31, 2005. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral production costs upon sale of the concentrate.

Depletion, Depreciation and Amortization
Depletion, depreciation and amortization increased to $12.9 million in 2006 from $7.9 million in 2005 as a result of the resumption of operations at the Mount Polley mine.

General and Administration
General and administration expense increased to $2.0 million in 2006 from $1.4 million in 2005 as corporate activities increased during 2006 requiring additional staff, higher compensation and support costs related to the expanded activities of the Company.

Share Based Compensation
Share based compensation expense increased to $2.1 million in 2006 from $0.8 million in 2005 as a result of the options granted in August 2005, January 2006 and May 2006.

Interest Expense on Long Term Debt
Interest expense on long term debt increased to $1.9 million in 2006 from $1.6 million in 2005 due to the loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures being outstanding for a full year in 2006 versus a partial year in 2005.

Other Interest Expense
Other interest expense totaled $2.4 million in 2006 versus $1.1 million in 2005. The Company required significantly higher levels of short term debt in the first half of 2006 to fund margin calls on derivative instruments. Substantially all short term debt was repaid in the third quarter of 2006.

Interest Accretion on Short and Long Term Debt
Interest accretion increased to $1.3 million from $1.1 million in 2004. The increase is due to the convertible debentures being outstanding for the full year in 2006 and the new short term debt added in mid 2006.

Amortization of Deferred Financing Charges
The amortization of the deferred financing charges associated with the convertible debentures and the Line of Credit facility totaled $1.0 million in 2006 compared to $1.1 million in 2005. The decline is due to completion of the amortization of the Line of Credit facility financing charges in June 2006. Amortization thereafter relates solely to the convertible debentures.

Foreign Exchange Gain on Long Term Debt
The foreign exchange gain on US Dollar denominated long term debt was under $0.1 million in both 2006 and 2005. The gain is all related to US Dollar denominated long term debt added by the Company during 2005. During the year ended December 31, 2006 the CDN Dollar strengthend slightly during the year against the US Dollar resulting in a gain to the Company.

Other Foreign Exchange Loss
The $0.1 million foreign exchange loss recorded in 2006 and the $0.2 million foreign exchange loss is mostly attributable to foreign exchange losses on US Dollar denominated accounts receivable and derivative instruments, partially offset by gains on short term debt. These US Dollar balances are the result of the operations at the Mount Polley mine.

Losses on Derivative Instruments
During the year ended December 31, 2006 the Company entered into additional hedge contracts for the sale of a total of 48.3 million lbs of copper to protect the Company's cash flow against a decline in the price of copper primarily during the latter half of 2007. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2005 resulted in a loss of $26.6 million during the year ended December 31, 2006 compared to a loss of $11.6 million in 2005. The unrealized net gains on the hedge contracts outstanding at December 31, 2006 totaled $7.7 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Other Income
Other income in 2006 includes $0.2 million in gains on sale of mineral exploration properties and surplus mining equipment compared to gains on sale of mineral exploration properties and surplus mining equipment totaling $0.5 million in 2005.

Income and Mining Taxes (Recovery)
Income and mining taxes increased to $21.8 million in 2006 from a recovery of $1.6 million in 2005. Of the total tax expense $2.4 million was for mineral taxes payable to the Province of British Columbia and the balance as a provision for future income taxes. In 2005 a $2.2 million future income tax recovery on flow through shares resulting from the renouncement of income tax benefits associated with mineral exploration expenditures offset current mineral and capital tax expense of $0.3 million and a $0.3 million future income tax expense provision.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow

The Company had net income of $82.0 million in the year ended December 31, 2006 compared to net income of $21.6 million in 2005. Cash flow was $70.4 million in 2006 compared to cash flow of $8.2 million in the prior year. The increase in 2006 was the result of resumption of operations at Mount Polley in March 2005 and therefore higher sales volumes coupled with higher metal prices which increased the cash flow generated from operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At December 31, 2006 the Company had working capital of $37.1 million, an improvement of $56.0 million from a working capital deficiency of $18.9 million at December 31, 2005. The December 31, 2005 working capital position reflected the financing arrangements made to restart operations, which included a $14.5 million Line of Credit facility that was repaid in mid 2006. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will continue to improve the working capital position of the Company and provide cash for acquisitions, debt reduction, and reinvestment in operations and exploration.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $19.7 million in 2006 compared to $43.8 million in 2005. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities, and pit stripping. The 2006 expenditures, primarily for Mount Polley tailings dam construction and the purchase of mobile mine equipment, was financed from cash flow from operations and from the proceeds received from exercise of warrants and options as well as from short term debt.

Exploration expenditures were $4.0 million in 2006 compared to $5.7 million in 2005 when more exploration diamond drills were operating on the Mount Polley property. The expenditures in both years were primarily for exploration at Mount Polley however in 2006 significant amounts were also spent on Giant Copper and the exploration properties surrounding Sterling.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2007 however long term debt may be utilized when terms are favourable.

The acquisition of bcMetals, which was completed in early 2007, was financed by cash on hand and a $40.0 million credit facility from a related party.

Debt and Other Obligations

During the year ended December 31, 2006 the Company financed a portion of its capital expenditures through a $2.4 million long term debt via a five year equipment finance contract at a floating interest rate.

Select use of short term debt during the first half of 2006 from purchasers of the Company's concentrate was used to provide working capital to meet day to day cash requirements. A short term debt arrangement to assist with the purchase of $2.9 million of mobile mining equipment was completed in mid 2006. The short term funding to assist in meeting margin calls on derivative instruments continued to be utilized extensively in the first half of 2006 until these losses were settled and the short term debt fully repaid.

During the year ended December 31, 2005 the Company financed the balance of the Mount Polley restart expenditures from a number of short and long term debt sources.

Short term financing sources in 2005 included a $14.5 million revolving Line of Credit facility that was repaid in 2006 and short term debt facilities with the purchasers of the Company's concentrate to provide working capital. These were repaid upon receipt of proceeds from the sale of the concentrate. Other than a short term obligation of $1.9 million related to the purchase of some mobile mining equipment the Company had no short term debt at December 31, 2006.

Long term financing sources in 2005 included 6.15% fixed rate $12.9 million loan repayable over a four year term to finance mobile mining equipment.

In addition an aggregate of $20.0 million convertible debentures were issued in March 2005 to fund the restart of the Mount Polley mine. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the Consolidated Balance Sheet of the Company. As of December 31, 2006 debentures with a face value of $6.0 million had been converted into common shares leaving a face value of $14.0 million in debentures outstanding.

Payments on the non interest bearing Mount Polley Mine Construction Loan of $4.1 million are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year and commenced in April 2005 based on mining and milling operations resuming at Mount Polley in March 2005. By agreement with the lender, repayments commenced in October 2005 at double the normal rate until the deferred amounts were repaid in early 2006. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

The Company had the following contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	Total
Short term debt	$ 1,869,000	$ –	$ –	$ –	$ –	$ 1,869,000
Long term debt	6,061,000	4,847,000	2,948,000	1,049,000	667,000	15,572,000
Convertible debentures [1]	–	–	–	13,980,000	–	13,980,000
Operating leases	195,000	120,000	79,000	16,000	4,000	414,000
Capital expenditures and other	250,000	–	–	–	–	250,000
Mineral properties [2]	291,000	256,000	339,000	395,000	350,000	1,631,000
Total	$ 8,666,000	$ 5,223,000	$ 3,366,000	$ 15,440,000	$ 1,021,000	$ 33,716,000

[1] Assumes non conversion of debentures.
[2] Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2011 is for the year 2011 only.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required. The acquisition of bcMetals in 2007 was partially funded by a $40.0 million short term loan facility.

As at December 31, 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

				Three Months Ended
	December 31 2006	September 30 2006	June 30 2006	March 31 2006
Total Revenues	$ 45,659,422	$ 57,154,486	$ 81,317,766	$ 27,315,078
Equity Income from Huckleberry	$ 737,340	$ 12,035,084	$ 16,934,081	$ 3,985,441
Net Income	$ 23,827,325	$ 30,955,181	$ 26,564,655	$ 659,947
Income per share [1]	$ 0.79	$ 1.03	$ 0.89	$ 0.02
Diluted Income per share [1]	$ 0.75	$ 0.99	$ 0.87	$ 0.02
Cash Flow [2]	$ 18,810,712	$ 36,341,749	$ 13,235,299	$ 1,975,751
Cash Flow per share [1][2]	$ 0.62	$ 1.21	$ 0.44	$ 0.07
Average LME cash settlement copper price/lb in US$	$ 3.215	$ 3.479	$ 3.289	$ 2.243
Average US/CDN$ exchange rate	$ 1.139	$ 1.121	$ 1.122	$ 1.155
Period end US/CDN$ exchange rate	$ 1.165	$ 1.115	$ 1.115	$ 1.167

				Three Months Ended
	December 31 2005	September 30 2005	June 30 2005	March 31 2005
Total Revenues	$ 43,037,463	$ 27,859,599	$ 134,213	$ 45,775
Equity Income from Huckleberry	$ 15,293,054	$ 7,909,923	$ 3,262,590	$ 3,461,683
Net Income	$ 9,691,522	$ 5,583,588	$ 2,347,305	$ 3,946,336
Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Diluted Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Cash Flow [2]	$ 4,752,732	$ 5,684,263	$ (1,091,757)	$ (1,145,045)
Cash Flow per share [1][2]	$ 0.17	$ 0.20	$ (0.04)	$ (0.04)
Average LME cash settlement copper price/lb in US$	$ 1.951	$ 1.704	$ 1.537	$ 1.482
Average US/CDN$ exchange rate	$ 1.173	$ 1.201	$ 1.244	$ 1.227
Period end US/CDN$ exchange rate	$ 1.166	$ 1.161	$ 1.226	$ 1.210

[1] The sum of the quarterly income per share and cash flow per share amounts does not equal the annual total due to timing of share issuances during the year.
[2] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

Until recommencement of sales from the Mount Polley mine in the September 2005 quarter, the Company's revenues consisted of management fees, interest and other incidental revenue from holding its properties on care and maintenance. Net income during the eight quarters ending December 31, 2006 has been influenced by the steady rise in copper prices which have increased income as a restart of the Mount Polley mine and also generated higher equity income from Huckleberry. The Company began using derivative instruments in the September 2005 quarter and this has impacted the volatility of its quarterly financial results.

Fourth Quarter Results

Mineral sales volumes in the fourth quarter of 2006 were at normal levels, similar to the third quarter of 2006. Sales revenues were depressed by the decline in copper prices in the fourth quarter compared to the third quarter.

Recording of sales revenues is dependant on the availability and scheduling of ocean or rail transportation and therefore variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded net income of $23.8 million ($0.79 per share) in the fourth quarter of 2006 compared to net income of $9.7 million ($0.34 per share) in the prior years quarter. The decline in the fourth quarter 2006 compared to the third quarter 2006 was primarily due to the reduction in equity income from Huckleberry in the December 2006 quarter.

The Company added $2.4 million of long term debt during the fourth quarter of 2006 to fund the purchase of mobile mining equipment. Expenditures for exploration, mobile mining equipment purchases and ongoing capital projects at the Mount Polley mine totaled $10.8 million during the three months ended December 31, 2006. This was an increase of $9.1 million from the $1.7 million in the 2005 period in capital expenditures and exploration at the Mount Polley mine in 2005. The increased expenditures were for acquisition of mobile mine equipment to upgrade and meet planned production levels.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Prior to December 1, 2004 Imperial received consulting fees for its services pursuant to a new consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry. The consulting fees ceased effective November 30, 2004 due to the repayment by Huckleberry of the $2.5 million in senior ranked loan owed to the Company.

With the return to joint control and proportionate consolidation of Huckleberry commencing January 1, 2007 as described in Note 4 of the audited consolidated financial statements the Company will again receive consulting fees of $100,000 per annum effective January 1, 2007.

Corporate

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The credit facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. A draw fee of 1% will be payable on the amount drawn. The credit facility will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down will be evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals Corporation.

During the fourth quarter of 2005, the Company commenced borrowing via short term advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. All amounts due under to Edco were repaid in July 2006. The advances, which bore interest at rates up to 14%, were secured by a guarantee from the Company's subsidiary, Mount Polley Mining Corporation.

In March 2005 the Company issued $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company collectively purchased $9.75 million of the convertible debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, a director of Imperial, and Brian Kynoch, President of Imperial. Further details on the convertible debentures can be found in Note 9 to the audited consolidated financial statements for the year ended December 31, 2006.

In June 2005 the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco and $0.5 million was with Larry Moeller, a director of the Company. The facility was secured by a General Security Agreement on the assets of the Company and bore interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 were issued to the related parties. The facility was fully repaid in mid 2006.

During the fourth quarter of 2005 the Company sold income tax receivables with a face value of approximately $1.3 million to

Edco at a discount. The effective interest rate charged by Edco on these receivables was 8% per annum. The tax receivables were collected prior to December 31, 2005.

Further details on related party transactions can be found in Note 15 to the audited consolidated financial statements for the year ended December 31, 2006.

OTHER

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reaonsable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has consulded that the design of these internal controls and procedures over financial reporting was effective.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 16, 2007 the Company had 30,772,398 common shares outstanding. On a diluted basis the Company had 35,765,316 common shares outstanding at March 16, 2007.

OUTLOOK

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 98.0 million lbs copper, 58,800 ounces gold, 596,000 ounces silver and 210,000 lbs molybdenum during 2007 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt, including the $40.0 million in short term debt incurred in early 2007 to acquire bcMetals. Cash flow protection for 2007 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation.

Net income and income per share are affected a number of external factors including fluctuations in metal prices and changes in the US/CDN Dollar exchange rate. The changes to budgeted 2007 pre tax income before the affects of derivative instruments for changes in key factors is as follows:

Factor	Change in Sensitivity	Effect on Net Income	Effect on Income per Share
Copper price	US$0.10 per lb	$7,400,000	$0.24
US/CDN Dollar Exchange Rate	US$0.01	$1,660,000	$0.05
Gold price	US$10.00 per oz	$44,000	$0.01

Exploration

Exploration expenditures at Mount Polley have been budgeted at $7.5 million for 2007 to complete a minimum of 40,000 metres of diamond drilling. In late 2006 the Company recommenced development and exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program includes the excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The total cost for Sterling is budgeted at $7.1 million for 2007. Drilling at Giant Copper is budgeted at $1.2 million and the Company's share of Huckleberry's exploration budget for 2007 is budgeted at $0.7 million. An exploration and development budget for Red Chris has not yet been set.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project acquired with the purchase of bcMetals will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2007 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow during 2007. Selective long debt financings may also be entered into during 2007. The Company currently does not forecast the requirement for any equity financings during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals and management continues to evaluate potential acquisitions to further grow the Company.



Imperial Metals

discover · develop · operate

2006 ANNUAL REPORT




discover • develop • operate
reflects Imperial's business objectives and mindset,
borne from a proven track record in exploration,
mine development and operations

President's Message

Operating income of $97 million, net income of $82 million ($2.75 per share), cash flow of $70 million ($2.36 per share) - with these record breaking results it would be easy to dwell on the achievements of the past year. However, we emerge from 2006 with our mission intact - discover • develop • operate - and are focused on the challenges and opportunities which lie ahead. As we enter 2007 our objectives, beyond maintaining steady operations and increasing the reserve base at our Mount Polley and Huckleberry operations, will include the development of new mines at Red Chris and Sterling.



The success of the Mount Polley mine in 2006 demonstrated the importance of maintaining productive capacity. The first full year of operation at the re-opened Mount Polley mine achieved a record copper production of 55.5 million pounds coinciding with record high copper prices. Production at Mount Polley generated revenues of over $210 million, which along with Imperial's share of annual production from the Huckleberry mine, resulted in a record net income of $82 million.

The focus at Mount Polley will continue to be the delivery of a steady flow of high grade Wight Pit ore to the mill, while continuing exploration to increase resources and reserves in known areas of mineralization, and the search for new mineralized zones. Exploration expenditures at Mount Polley will reach $7.5 million in 2007, substantially exceeding the $4.0 million spent in 2006. We have good reason to nearly double the exploration effort at Mount Polley; the results of the 2006 drill program, coupled with increased metal prices, resulted in an increase in the reserve to 59.9 million tonnes grading 0.36% copper, 0.27 g/t gold and 0.73 g/t silver. These reserves extend the planned mine life by three and a half years to May 2015.

Huckleberry retired its debt completely in 2006, with over $120 million repaid during the year. The Main Pit extension was approved and extended the planned mine life to 2010. Exploration will be undertaken at Huckleberry in 2007 to add reserves and further extend mine life.





At the 100% owned Sterling gold property, a former producer located near Beatty, Nevada the excavation of a 1,200 metre underground ramp into the 144 Zone is now underway. The ramp will provide access to the 144 Zone for the exploration of the zone from underground and for the restart gold production operations. Equally encouraging, a regional exploration program at Sterling resulted in the discovery of several new surface showings with grab samples grading up to 5.4 g/t gold. Several promising targets were identified for drilling. As part of this regional program, additional ground was acquired increasing our mineral rights holdings in this play to 5,244.8 hectares (12,620 acres).

Subsequent to year end, Imperial acquired the Red Chris project, located in northwest British Columbia, 365 kilometres north of Smithers. Red Chris is our most ambitious project with a reserve of 276 million tonnes grading 0.349% copper and 0.266 g/t gold, based on an independent feasibility study completed in 2004. This reserve provides a mine life of 25 years at a processing rate of 30,000 tonnes per day. The study showed the project to be viable, subject to the extension of the North American power grid 230 kilometres to the north along Highway 37 from its current terminus at Meziadin junction.

The Red Chris project has received both federal and provincial government environmental approvals, and it contains over 2 billion pounds copper, more than double the copper reserve at Mount Polley and Huckleberry combined. Recent exploration at Red Chris demonstrated that the deposit still has significant potential for expansion. Diamond drill hole 06-324, drilled in 2006, showed the deposit extends to depth by intersecting 271 metres of mineralization below the depth of mineralization drilled in



earlier exploration programs. The average grade of this 271 metre intercept was 0.87% copper and 1.12 g/t gold. Like Mount Polley and Huckleberry, the Red Chris project is located in British Columbia and is the type of project that fits well within the scope of our experience and adds greatly to our reserve base.

We continue to anticipate good returns in the mining business. Demand for metals remains strong and the cost and scarcity of inputs, and the significant expense, risk and long timelines associated with mine permitting continue to impact supply. Given continued good metals markets, Huckleberry and Mount Polley are poised to provide the cash flow required to accretively grow Imperial, with a combination of exploration, development and acquisition.

We conclude by thanking all stakeholders; our employees, service providers, shareholders, and lenders for their respective contributions to the achievements of 2006, and for their support in the past.

J. Brian Kynoch
President

Management's Discussion and Analysis

OVERVIEW

Mineral sales revenues were $210.4 million in 2006 compared to $70.7 million in 2005. Revenue is recognized at the point of title transfer, which usually takes place upon loading concentrates into a ship or railcar for delivery to a smelter. Mineral sales revenues were higher in 2006 compared to 2005 primarily due to higher copper prices and a full year of operation of the Mount Polley mine which began milling operations on March 8, 2005.

Operating income for 2006 increased to $96.6 million from $1.5 million in 2005. Equity income from the Huckleberry mine was also higher at $33.7 million compared to $29.9 million in the comparative year. Cash flow increased to $70.4 million in 2006 compared to $8.2 million in 2005. The $62.2 million improvement is the result of higher copper prices and higher sales volumes at the Mount Polley mine in the 2006 compared to 2005. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $23.7 million, down significantly from $49.5 million in the previous year when the capital expenditure program associated with restart of mine operations was being completed.

Expenditures in 2006 were financed primarily from cash flow from the Mount Polley mine, supplemented by a limited amount of long term debt and issue of share capital. At December 31, 2006 the Company had $22.0 million in cash and cash equivalents.

Net income for the year ended December 31, 2006 was $82.0 million compared to $21.6 million in the prior year.

During the September 2006 quarter the Company commenced a takeover bid for bcMetals Corporation acquiring about 19% of bcMetals to December 31, 2006 at a cost of $7.1 million. The Red Chris project in Northern British Columbia is bcMetals main mineral asset. As of March 16, 2007 the Company had acquired 97.8% of bcMetals at a cost of approximately $68.0 million which was funded through cash on hand and a $40.0 million short term loan facility.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate, only copper. During 2006 the Company recorded $26.6 million in losses on derivative instruments for copper compared to $11.6 million in 2005. These losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company has an unrealized net income position on its derivative instruments of $7.7 million at December 31, 2006. This represents an increase in fair value of the derivative instruments from the dates of purchase to December 31, 2006 primarily due to the decline in the price of copper in the month of December 2006.

Derivative instruments were first put in place in July and August 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest. Under these contracts the Company sold copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.65/lb and receives downside price protection of US$1.35/lb. Of the 22.5 million lbs of copper sold under these derivative instruments, 1.9 million lbs of copper settled during 2005 and the balance in 2006.

The hedges put in place in February/March 2006 totaled 8.3 million lbs of copper, and settled in the period July to December 2006. Under these contracts the Company participated in price increases up to US$2.60/lb and received downside price protection of US$1.80/lb.

New hedges were entered into in the latter half of 2006 for the sale of 35.9 million lbs of copper under zero cost min/max hedging arrangements where the Company participates in price increases ranging from US$3.37/lb to US$3.68/lb (average US$3.51/lb) and receives downside price protection ranging from US$2.90/lb to US$3.00/lb (average of US$2.98/lb). These hedges cover primarily the last three quarters of 2007 and were put in place to protect a substantial portion of 2007 revenues.

In March 2007 the Company added to its hedge position with the sale of 19.8 million lbs of copper under zero cost min/max arrangements whereby the Company participates in price increases to US$3.06/lb and receives downside price protection at US$2.50/lb. These hedges cover the period April 2007 to March 2008.

Approximately 69% of estimated 2007 copper settlements, inclusive of the Company's 50% interest in Huckleberry to be proportionately consolidated commencing January 1, 2007, are hedged. The hedges are comprised of 50.4 million lbs under zero cost min/max arrangements at an average floor price of US$2.75/lb and an average ceiling price of US$3.27/lb plus forward sales for the sale of 7.4 million lbs at an average price of US$2.62/lb.

Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2006 for further details.

The Company provides security for its marginable hedges in the form of cash deposits to cover potential losses in excess of the credit facilities granted to the Company. At December 31, 2006 the Company had $1.3 million on deposit in connection with its marginable hedges. Included therein is a $1.1 million cash deposit, along with other security granted by the Company, was being held as security for a margin free hedging facility that was put in place during 2006. The cash deposit for this facility was released in early 2007. As these hedges settle, and/or if the price of copper declines, these funds will be released to the Company.

Selected Annual Financial Information

Years Ended December 31	2006	2005	2004
Total Revenues	$ 211,446,752	$ 71,077,050	$ 1,124,665
Net Income	$ 82,007,108	$ 21,568,751	$ 3,639,547
Net Income per share	$ 2.75	$ 0.77	$ 0.14
Diluted Income per share	$ 2.69	$ 0.74	$ 0.13
Working Capital (Deficiency)	$ 37,092,611	$ (18,885,531)	$ 1,321,706
Total Assets	$ 214,096,355	$ 135,433,507	$ 48,747,213
Total Long Term Debt (including current portion)	$ 15,571,579	$ 18,798,110	$ 8,623,057
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00
Cash Flow [1]	$ 70,363,511	$ 8,200,193	$ (3,831,581)
Cash Flow per share [1]	$ 2.36	$ 0.29	$ (0.15)

[1] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 16, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

DEVELOPMENTS DURING 2006

General

The year 2006 was the first full year of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations in 2006 were focused on maximizing Wight Pit ore production.

Copper prices were substantially higher in 2006 than in 2005, averaging about US$3.05/lb compared to US$1.67/lb in 2005. The US Dollar fluctuated in a downward trend during 2006 rallying late in the year to close at almost the same level as at December 31, 2005. Even with the decline in the average exchange rate the price of copper in CDN Dollar terms was substantially higher averaging CDN$3.46/lb in 2006 compared to CDN$2.02/lb in 2005. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt in CDN Dollars.

Continued increases in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt exploration and development strategies that will mitigate the impact of these new market conditions.

Exploration

Exploration expenditures at Mount Polley were $3.0 million in 2006 compared to $5.5 million in 2005. With the expanded land base, ongoing exploration at Mount Polley consists of identification of additional mineralized zones and expansion of identified zones. Drilling, which recommenced in January 2006, provided encouraging results from the C2 and Boundary zones. Drilling in 2006 included 123 diamond drill holes totaling 26,240 metres compared to 99 diamond drill holes totaling 39,481 metres and 160 percussion drill holes totaling 4,391 metres in 2005. Exploration at Mount Polley will be directed at finding near surface ore to provide supplemental feed to the mill and to find additional northeast zone type deposits. Planned exploration expenditures at Mount Polley for 2007 total approximately $7.5 million.

At Huckleberry a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension provided additional information for the reevaluation of mining this zone. These results coupled with higher copper price have improved the economics of this zone such that in July 2006 the Board of Huckleberry announced that it had approved management's recommendation to proceed with the extension of the Main Zone Pit.

Preparations for exploration at the 144 Zone and surface exploration of other targets in the vicinity of Sterling continued in 2006. The Company completed a $6.3 million non-brokered private placement in the spring of 2006 to fund this exploration. The lack of available drill rigs in Nevada has delayed the start of exploration drilling. Drilling will commence as soon as a drilling

contractor can be hired. Construction of a 1,200 metre underground ramp to access the 144 Zone commenced in late 2006. The underground development is expected to be completed by the fourth quarter of 2007 and will be followed by underground drilling with the overall objective being to outline sufficient reserves to restart mine operations. Mineral resources for the 144 Zone drilled to date are 194,640 tonnes, grading 7.41 g/t gold containing over 45,000 ounces of gold. Sterling's land package was greatly expanded over the last two years and exploration is ongoing to determine the best targets for drilling.

At the 100% owned Giant Copper property in southwest British Columbia two holes were drilled in 2006 with encouraging results. The Company is planning to drill a further 10,000 metres on the Giant Copper property during 2007 at a cost of approximately $1.2 million.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry generated $33.7 million in equity income to Imperial in 2006 compared to $29.9 million in 2005. Equity income in 2005 included a one time future income tax recovery of $9.6 million while the 2006 equity income included a deduction of $9.8 million of future income tax expense. Note 4 to the audited consolidated financial statements of the Company discloses the impact of Huckleberry operations on the financial position and results of operations of Imperial.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Huckleberry started the year 2006 with cash and cash equivalents and short term investments of $66.3 million and generated $96.9 million in cash from operations in 2006. These cash resources were applied to fully repay $121.4 million in long term debt in 2006 and as a result Huckleberry is debt free.

Exploration efforts in 2005 were directed at delineation of the copper mineralization that extends directly north of the Huckleberry Main Zone Pit. During 2006 Huckleberry confirmed the economic viability of mining this zone and made the decision to commence mining the Main Zone Pit extension extending the mine life until 2010. A limited drilling program was also completed in 2006 at Whiting Creek, an exploration property owned by Huckleberry. Exploration at Huckleberry will continue in 2007 with the goal of locating additional resources to extend its mine life.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial will have recorded its proportionate share of Huckleberry cash effective January 1, 2007.

bcMetals Corporation

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental approvals for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

To December 31, 2006 the Company acquired a 19% interest in bcMetals at a cost of $7.1 million. As of March 5, 2007 the Company owned 97.8% of bcMetals at a cost of approximately $68.7 million, The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility. The remaining shares of bcMetals are expected to be acquired by the Company in accordance with securities regulations.

The development of the Red Chris project into a mine is dependant upon a number of factors including on the construction of a power line to service the northwest portion of British Columbia.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest

rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Producing mining property, plant and equipment is carried at cost less accumulated depletion, depreciation and writedowns. All costs related to the acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from four to twelve years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the estimated future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization

Described in (a) above are the methods used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs

The Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the

future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the future work to be carried out.

(d) Share Based Compensation
The fair value of stock options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(e) Derivative Instruments
The Company uses derivative financial instruments to manage its exposure to commodity prices. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

(f) Convertible Debentures
Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition
Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Over the next few years Canadian generally accepted accounting principles for public companies will be updated to conform with International Financial Reporting Standards. The implications of these changes on the financial reporting of the Company is not yet known.

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in 2007 and beyond. These pronouncements have varying commencement dates. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

(a) Section 1530 Comprehensive Income
This section establishes standards for the reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income or its components.

(b) Earnings per Share
Proposed changes would amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method.

(c) Section 3251 Equity
This section established standards for the presentation of equity and changes in equity during the reporting period.

(d) Section 3855 Financial Instruments – Recognition and Measurement
This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on four fundamental decisions which serve as cornerstones underlying this section.

(e) Section 3861 Financial Instruments – Disclosure and Presentation
This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the presentation paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

(f) Section 3865 Hedges
This section establishes standards for when and how hedge accounting, which is optional, may be applied. This section is based on the same four fundamental decisions that serve as cornerstones for Section 3855 above.

(g) Section 3051 Investments
This section continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instruments investments. This section also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the section has occurred.

(h) Section 1535 Capital Disclosures
This section establishes standards for disclosing information about an entity's capital and how it is managed.

(i) Inventories
Proposed changes would provide more guidance on the measurement and disclosure requirements for inventories than those currently in place. The proposals also provide guidance on the cost formulas used to assign costs to inventories.

(j) Business Combinations
Proposed changes would provide new standards that will harmonize with the converged US Financial Accounting Standards Board's and the International Accounting Standards Board's standards on business combinations and with their guidance on accounting for non-controlling interests.

(k) Income Taxes Arising from Partnership Income
An entity may earn income from an interest in a partnership that has a different financial year end than the entity's. The new EIC from the Emerging Issues Committee will seek to clarify the diversity in accounting practice that currently exists for income taxes arising from partnership income.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to stripping costs, EIC 160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The new recommendations require the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be included in the cost of the inventory produced, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The standard has been applied retroactively and there is no adjustment to prior years' financial statements as the Company's accounting for stripping costs in prior years was in accordance with the new standard.

As disclosed in Note 6 to the audited consolidated financial statements of the Company the December 31, 2006 balance of deferred stripping charges was $4,250,235. In accordance with EIC 160, the carrying value of the deferred stripping charges as at December 31, 2006 will continue to be amortized over the life of the related mining assets on a unit-of-production basis.

Effective with the commencement of commercial production in 2005 the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates at the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in the consolidated financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

RESULTS OF OPERATIONS FOR 2006 COMPARED TO 2005

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview
Operating revenues increased to $211.4 million for the year ended December 31, 2006 from $71.1 million in the year ended 2005. The 2006 revenues increased by $140.3 million due to the higher copper prices and larger sales volumes from inclusion of a full year of production from the Mount Polley mine in 2006.

In the year ended December 31, 2006 Imperial recorded net income of $82.0 million ($2.75 per share) compared to net income of $21.6 million ($0.77 per share) in the prior year. The higher net income in 2006 was primarily from the improved contribution from the Mount Polley mine due to higher copper prices on higher sales volumes.

The financial results of the Company are also closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's net income in the year ended December 31, 2006 was $33.7 million compared to $29.9 million in 2005. Equity income from Huckleberry in 2005 included a $9.6 million future income tax recovery compared to a $9.8 million future income tax expense in 2006.

Imperial's 2006 net income was after deduction of $26.6 million in losses on derivative instruments resulting from the sharp rise in the price of copper in the first half of 2006. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine operations. The 2005 net income was after deduction of $11.6 million in losses on derivative instruments resulting from the rise in the price of copper in the latter part of 2005. These derivative instruments were put in place to provide cash flow protection for the Mount Polley mine during the post startup phase of operations when debt repayments were highest.

Mineral Production and Transportation Costs
Mineral revenues and production costs represent the costs related to the concentrate sold from the Mount Polley mine. The increase reflects a full year of production in 2006 versus a partial year in 2005.

Mineral Property Holding Costs
Mineral property holdings costs decreased to $0.8 million in the year ended December 31, 2006 compared to $1.1 million in the year ended December 31, 2005. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral production costs upon sale of the concentrate.

Depletion, Depreciation and Amortization
Depletion, depreciation and amortization increased to $12.9 million in 2006 from $7.9 million in 2005 as a result of the resumption of operations at the Mount Polley mine.

General and Administration
General and administration expense increased to $2.0 million in 2006 from $1.4 million in 2005 as corporate activities increased during 2006 requiring additional staff, higher compensation and support costs related to the expanded activities of the Company.

Share Based Compensation
Share based compensation expense increased to $2.1 million in 2006 from $0.8 million in 2005 as a result of the options granted in August 2005, January 2006 and May 2006.

Interest Expense on Long Term Debt
Interest expense on long term debt increased to $1.9 million in 2006 from $1.6 million in 2005 due to the loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures being outstanding for a full year in 2006 versus a partial year in 2005.

Other Interest Expense
Other interest expense totaled $2.4 million in 2006 versus $1.1 million in 2005. The Company required significantly higher levels of short term debt in the first half of 2006 to fund margin calls on derivative instruments. Substantially all short term debt was repaid in the third quarter of 2006.

Interest Accretion on Short and Long Term Debt
Interest accretion increased to $1.3 million from $1.1 million in 2004. The increase is due to the convertible debentures being outstanding for the full year in 2006 and the new short term debt added in mid 2006.

Amortization of Deferred Financing Charges
The amortization of the deferred financing charges associated with the convertible debentures and the Line of Credit facility totaled $1.0 million in 2006 compared to $1.1 million in 2005. The decline is due to completion of the amortization of the Line of Credit facility financing charges in June 2006. Amortization thereafter relates solely to the convertible debentures.

Foreign Exchange Gain on Long Term Debt
The foreign exchange gain on US Dollar denominated long term debt was under $0.1 million in both 2006 and 2005. The gain is all related to US Dollar denominated long term debt added by the Company during 2005. During the year ended December 31, 2006 the CDN Dollar strengthend slightly during the year against the US Dollar resulting in a gain to the Company.

Other Foreign Exchange Loss
The $0.1 million foreign exchange loss recorded in 2006 and the $0.2 million foreign exchange loss is mostly attributable to foreign exchange losses on US Dollar denominated accounts receivable and derivative instruments, partially offset by gains on short term debt. These US Dollar balances are the result of the operations at the Mount Polley mine.

Losses on Derivative Instruments
During the year ended December 31, 2006 the Company entered into additional hedge contracts for the sale of a total of 48.3 million lbs of copper to protect the Company's cash flow against a decline in the price of copper primarily during the latter half of 2007. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2005 resulted in a loss of $26.6 million during the year ended December 31, 2006 compared to a loss of $11.6 million in 2005. The unrealized net gains on the hedge contracts outstanding at December 31, 2006 totaled $7.7 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Other Income
Other income in 2006 includes $0.2 million in gains on sale of mineral exploration properties and surplus mining equipment compared to gains on sale of mineral exploration properties and surplus mining equipment totaling $0.5 million in 2005.

Income and Mining Taxes (Recovery)
Income and mining taxes increased to $21.8 million in 2006 from a recovery of $1.6 million in 2005. Of the total tax expense $2.4 million was for mineral taxes payable to the Province of British Columbia and the balance as a provision for future income taxes. In 2005 a $2.2 million future income tax recovery on flow through shares resulting from the renouncement of income tax benefits associated with mineral exploration expenditures offset current mineral and capital tax expense of $0.3 million and a $0.3 million future income tax expense provision.

LIQUIDITY & CAPITAL RESOURCES

Cash Flow

The Company had net income of $82.0 million in the year ended December 31, 2006 compared to net income of $21.6 million in 2005. Cash flow was $70.4 million in 2006 compared to cash flow of $8.2 million in the prior year. The increase in 2006 was the result of resumption of operations at Mount Polley in March 2005 and therefore higher sales volumes coupled with higher metal prices which increased the cash flow generated from operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At December 31, 2006 the Company had working capital of $37.1 million, an improvement of $56.0 million from a working capital deficiency of $18.9 million at December 31, 2005. The December 31, 2005 working capital position reflected the financing arrangements made to restart operations, which included a $14.5 million Line of Credit facility that was repaid in mid 2006. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will continue to improve the working capital position of the Company and provide cash for acquisitions, debt reduction, and reinvestment in operations and exploration.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $19.7 million in 2006 compared to $43.8 million in 2005. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities, and pit stripping. The 2006 expenditures, primarily for Mount Polley tailings dam construction and the purchase of mobile mine equipment, was financed from cash flow from operations and from the proceeds received from exercise of warrants and options as well as from short term debt.

Exploration expenditures were $4.0 million in 2006 compared to $5.7 million in 2005 when more exploration diamond drills were operating on the Mount Polley property. The expenditures in both years were primarily for exploration at Mount Polley however in 2006 significant amounts were also spent on Giant Copper and the exploration properties surrounding Sterling.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2007 however long term debt may be utilized when terms are favourable.

The acquisition of bcMetals, which was completed in early 2007, was financed by cash on hand and a $40.0 million credit facility from a related party.

Debt and Other Obligations

During the year ended December 31, 2006 the Company financed a portion of its capital expenditures through a $2.4 million long term debt via a five year equipment finance contract at a floating interest rate.

Select use of short term debt during the first half of 2006 from purchasers of the Company's concentrate was used to provide working capital to meet day to day cash requirements. A short term debt arrangement to assist with the purchase of $2.9 million of mobile mining equipment was completed in mid 2006. The short term funding to assist in meeting margin calls on derivative instruments continued to be utilized extensively in the first half of 2006 until these losses were settled and the short term debt fully repaid.

During the year ended December 31, 2005 the Company financed the balance of the Mount Polley restart expenditures from a number of short and long term debt sources.

Short term financing sources in 2005 included a $14.5 million revolving Line of Credit facility that was repaid in 2006 and short term debt facilities with the purchasers of the Company's concentrate to provide working capital. These were repaid upon receipt of proceeds from the sale of the concentrate. Other than a short term obligation of $1.9 million related to the purchase of some mobile mining equipment the Company had no short term debt at December 31, 2006.

Long term financing sources in 2005 included 6.15% fixed rate $12.9 million loan repayable over a four year term to finance mobile mining equipment.

In addition an aggregate of $20.0 million convertible debentures were issued in March 2005 to fund the restart of the Mount Polley mine. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the Consolidated Balance Sheet of the Company. As of December 31, 2006 debentures with a face value of $6.0 million had been converted into common shares leaving a face value of $14.0 million in debentures outstanding.

Payments on the non interest bearing Mount Polley Mine Construction Loan of $4.1 million are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year and commenced in April 2005 based on mining and milling operations resuming at Mount Polley in March 2005. By agreement with the lender, repayments commenced in October 2005 at double the normal rate until the deferred amounts were repaid in early 2006. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested.

The Company had the following contractual obligations as of December 31, 2006:

	2007	2008	2009	2010	2011	Total
Short term debt	$ 1,869,000	$ –	$ –	$ –	$ –	$ 1,869,000
Long term debt	6,061,000	4,847,000	2,948,000	1,049,000	667,000	15,572,000
Convertible debentures [1]	–	–	–	13,980,000	–	13,980,000
Operating leases	195,000	120,000	79,000	16,000	4,000	414,000
Capital expenditures and other	250,000	–	–	–	–	250,000
Mineral properties [2]	291,000	256,000	339,000	395,000	350,000	1,631,000
Total	$ 8,666,000	$ 5,223,000	$ 3,366,000	$ 15,440,000	$ 1,021,000	$ 33,716,000

[1] Assumes non conversion of debentures.
[2] Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2011 is for the year 2011 only.

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required. The acquisition of bcMetals in 2007 was partially funded by a $40.0 million short term loan facility.

As at December 31, 2006, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

	Three Months Ended			
	December 31 2006	September 30 2006	June 30 2006	March 31 2006
Total Revenues	$ 45,659,422	$ 57,154,486	$ 81,317,766	$ 27,315,078
Equity Income from Huckleberry	$ 737,340	$ 12,035,084	$ 16,934,081	$ 3,985,441
Net Income	$ 23,827,325	$ 30,955,181	$ 26,564,655	$ 659,947
Income per share [1]	$ 0.79	$ 1.03	$ 0.89	$ 0.02
Diluted Income per share [1]	$ 0.75	$ 0.99	$ 0.87	$ 0.02
Cash Flow [2]	$ 18,810,712	$ 36,341,749	$ 13,235,299	$ 1,975,751
Cash Flow per share [1][2]	$ 0.62	$ 1.21	$ 0.44	$ 0.07
Average LME cash settlement copper price/lb in US$	$ 3.215	$ 3.479	$ 3.289	$ 2.243
Average US/CDN$ exchange rate	$ 1.139	$ 1.121	$ 1.122	$ 1.155
Period end US/CDN$ exchange rate	$ 1.165	$ 1.115	$ 1.115	$ 1.167

	Three Months Ended			
	December 31 2005	September 30 2005	June 30 2005	March 31 2005
Total Revenues	$ 43,037,463	$ 27,859,599	$ 134,213	$ 45,775
Equity Income from Huckleberry	$ 15,293,054	$ 7,909,923	$ 3,262,590	$ 3,461,683
Net Income	$ 9,691,522	$ 5,583,588	$ 2,347,305	$ 3,946,336
Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Diluted Income per share [1]	$ 0.34	$ 0.20	$ 0.08	$ 0.14
Cash Flow [2]	$ 4,752,732	$ 5,684,263	$ (1,091,757)	$ (1,145,045)
Cash Flow per share [1][2]	$ 0.17	$ 0.20	$ (0.04)	$ (0.04)
Average LME cash settlement copper price/lb in US$	$ 1.951	$ 1.704	$ 1.537	$ 1.482
Average US/CDN$ exchange rate	$ 1.173	$ 1.201	$ 1.244	$ 1.227
Period end US/CDN$ exchange rate	$ 1.166	$ 1.161	$ 1.226	$ 1.210

[1] The sum of the quarterly income per share and cash flow per share amounts does not equal the annual total due to timing of share issuances during the year.
[2] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

Until recommencement of sales from the Mount Polley mine in the September 2005 quarter, the Company's revenues consisted of management fees, interest and other incidental revenue from holding its properties on care and maintenance. Net income during the eight quarters ending December 31, 2006 has been influenced by the steady rise in copper prices which have increased income as a restart of the Mount Polley mine and also generated higher equity income from Huckleberry. The Company began using derivative instruments in the September 2005 quarter and this has impacted the volatility of its quarterly financial results.

Fourth Quarter Results

Mineral sales volumes in the fourth quarter of 2006 were at normal levels, similar to the third quarter of 2006. Sales revenues were depressed by the decline in copper prices in the fourth quarter compared to the third quarter.

Recording of sales revenues is dependant on the availability and scheduling of ocean or rail transportation and therefore variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded net income of $23.8 million ($0.79 per share) in the fourth quarter of 2006 compared to net income of $9.7 million ($0.34 per share) in the prior years quarter. The decline in the fourth quarter 2006 compared to the third quarter 2006 was primarily due to the reduction in equity income from Huckleberry in the December 2006 quarter.

The Company added $2.4 million of long term debt during the fourth quarter of 2006 to fund the purchase of mobile mining equipment. Expenditures for exploration, mobile mining equipment purchases and ongoing capital projects at the Mount Polley mine totaled $10.8 million during the three months ended December 31, 2006. This was an increase of $9.1 million from the $1.7 million in the 2005 period in capital expenditures and exploration at the Mount Polley mine in 2005. The increased expenditures were for acquisition of mobile mine equipment to upgrade and meet planned production levels.

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Prior to December 1, 2004 Imperial received consulting fees for its services pursuant to a new consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry. The consulting fees ceased effective November 30, 2004 due to the repayment by Huckleberry of the $2.5 million in senior ranked loan owed to the Company.

With the return to joint control and proportionate consolidation of Huckleberry commencing January 1, 2007 as described in Note 4 of the audited consolidated financial statements the Company will again receive consulting fees of $100,000 per annum effective January 1, 2007.

Corporate

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The credit facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. A draw fee of 1% will be payable on the amount drawn. The credit facility will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down will be evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals Corporation.

During the fourth quarter of 2005, the Company commenced borrowing via short term advances from Edco. These advances were to assist the Company to meet margin calls on its derivative instruments. All amounts due under to Edco were repaid in July 2006. The advances, which bore interest at rates up to 14%, were secured by a guarantee from the Company's subsidiary, Mount Polley Mining Corporation.

In March 2005 the Company issued $20.0 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company collectively purchased $9.75 million of the convertible debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, a director of Imperial, and Brian Kynoch, President of Imperial. Further details on the convertible debentures can be found in Note 9 to the audited consolidated financial statements for the year ended December 31, 2006.

In June 2005 the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco and $0.5 million was with Larry Moeller, a director of the Company. The facility was secured by a General Security Agreement on the assets of the Company and bore interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 were issued to the related parties. The facility was fully repaid in mid 2006.

During the fourth quarter of 2005 the Company sold income tax receivables with a face value of approximately $1.3 million to

Edco at a discount. The effective interest rate charged by Edco on these receivables was 8% per annum. The tax receivables were collected prior to December 31, 2005.

Further details on related party transactions can be found in Note 15 to the audited consolidated financial statements for the year ended December 31, 2006.

OTHER

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reaonsable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has consulded that the design of these internal controls and procedures over financial reporting was effective.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 16, 2007 the Company had 30,772,398 common shares outstanding. On a diluted basis the Company had 35,765,316 common shares outstanding at March 16, 2007.

OUTLOOK

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 98.0 million lbs copper, 58,800 ounces gold, 596,000 ounces silver and 210,000 lbs molybdenum during 2007 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt, including the $40.0 million in short term debt incurred in early 2007 to acquire bcMetals. Cash flow protection for 2007 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation.

Net income and income per share are affected a number of external factors including fluctuations in metal prices and changes in the US/CDN Dollar exchange rate. The changes to budgeted 2007 pre tax income before the affects of derivative instruments for changes in key factors is as follows:

Factor	Change in Sensitivity	Effect on Net Income	Effect on Income per Share
Copper price	US$0.10 per lb	$7,400,000	$0.24
US/CDN Dollar Exchange Rate	US$0.01	$1,660,000	$0.05
Gold price	US$10.00 per oz	$44,000	$0.01

Exploration

Exploration expenditures at Mount Polley have been budgeted at $7.5 million for 2007 to complete a minimum of 40,000 metres of diamond drilling. In late 2006 the Company recommenced development and exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program includes the excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The total cost for Sterling is budgeted at $7.1 million for 2007. Drilling at Giant Copper is budgeted at $1.2 million and the Company's share of Huckleberry's exploration budget for 2007 is budgeted at $0.7 million. An exploration and development budget for Red Chris has not yet been set.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project acquired with the purchase of bcMetals will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2007 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow during 2007. Selective long debt financings may also be entered into during 2007. The Company currently does not forecast the requirement for any equity financings during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals and management continues to evaluate potential acquisitions to further grow the Company.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 16, 2007

Auditors' Report

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia

March 16, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 22,047,782	$ 339,450
Marketable securities [Market value $502,764 (2005 - $355,174)]	333,802	309,914
Accounts receivable	20,548,495	24,026,147
Inventory (Note 3)	13,176,567	5,158,103
Derivative instrument assets and margin deposits (Note 13)	11,699,327	8,250,018
Future income taxes (Note 12)	–	2,674,874
	67,805,973	40,758,506
Investment in Huckleberry Mines Ltd. (Note 4)	45,438,272	11,746,326
Investment in bcMetals Corporation (Note 5)	7,109,668	–
Mineral Properties (Note 6)	88,844,515	79,141,191
Future Site Reclamation Deposits	2,579,231	2,231,962
Deferred Financing Costs (Note 9)	261,998	1,409,261
Other Assets	109,198	146,261
Future Income Taxes (Note 12)	1,947,500	–
	$ 214,096,355	$ 135,433,507
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 16,033,437	$ 14,563,066
Short term debt (Note 7)	1,869,133	30,337,983
Current portion of long term debt (Note 8)	6,061,322	5,581,964
Derivative instrument liabilities (Note 13)	3,792,972	9,161,024
Future income taxes (Note 12)	2,956,498	–
	30,713,362	59,644,037
Long Term Debt (Note 8)	9,510,257	13,216,146
Debt Component of Convertible Debentures (Note 9)	10,512,478	13,719,982
Future Site Reclamation Costs (Note 10)	3,415,057	3,649,434
Future Income Taxes (Note 12)	18,749,254	3,025,122
	72,900,408	93,254,721
SHAREHOLDERS' EQUITY		
Share Capital (Note 11)	47,682,123	29,724,618
Contributed Surplus	4,048,542	2,942,699
Equity Component of Convertible Debentures (Note 9)	4,808,215	6,861,510
Retained Earnings	84,657,067	2,649,959
	141,195,947	42,178,786
	$ 214,096,355	$ 135,433,507

See accompanying notes to these financial statements.

Approved by the Board:

Larry G.J. Moeller, Director J. Brian Kynoch, Director

Commitments and guarantees (Note 16)
Subsequent events (Notes 4, 5 and 13)

Consolidated Statements of Income

Years Ended December 31, 2006 and 2005	2006	2005
REVENUES		
Mineral sales	$ 210,354,564	$ 70,708,711
Interest income	694,273	183,412
Other	397,915	184,927
	211,446,752	71,077,050
EXPENSES		
Mineral production and transportation costs	90,218,127	53,270,341
Mineral property holding costs (Note 6)	757,024	1,062,737
Accretion of future site restoration costs	260,869	216,982
Depletion, depreciation and amortization	12,940,952	7,879,623
General and administration	2,001,129	1,368,717
Share based compensation	2,058,503	770,162
Interest on long term debt	1,890,602	1,572,232
Other interest	2,354,304	1,061,382
Interest accretion on short and long term debt	1,332,878	1,100,532
Amortization of deferred financing costs	1,028,581	1,123,713
Foreign exchange gain on long term debt	(20,341)	(42,962)
Foreign exchange loss	64,416	189,440
	114,887,044	69,572,899
INCOME BEFORE THE UNDERNOTED	96,559,708	1,504,151
Add (Deduct)		
Equity income in Huckleberry Mines Ltd. (Note 4)	33,691,946	29,927,250
Losses on derivative instruments (Note 13)	(26,596,252)	(11,598,669)
Other	187,710	176,960
	7,283,404	18,505,541
INCOME BEFORE TAXES	103,843,112	20,009,692
Income and mining taxes (recovery) (Note 12)	21,836,004	(1,559,059)
NET INCOME	$ 82,007,108	$ 21,568,751
Income Per Share (Note 14)		
Basic	$ 2.75	$ 0.77
Diluted	$ 2.69	$ 0.74
Weighted Average Number of Common Shares Outstanding (Note 14)		
Basic	29,801,115	28,146,219
Diluted	31,248,536	28,999,245

See accompanying notes to these financial statements.

Consolidated Statements of Shareholders' Equity

	Share Capital			Equity Component of Convertible Debentures	Retained Earnings (Deficit)	
	Number of Shares	Amount	Contributed Surplus			Total
Balance, December 31, 2004	27,950,939	$ 31,424,753	$ 250,869	$ –	$ (18,918,792)	$ 12,756,830
Convertible debenture issue, net of financing costs of $331,080	–	–	–	6,878,707	–	6,878,707
Issued for cash on exercise of options	114,700	57,350	–	–	–	57,350
Issued for cash on exercise of share purchase warrants	74,800	411,400	–	–	–	411,400
Issued on conversion of convertible debentures	5,780	49,941	–	(17,197)	–	32,744
Transfer of contributed surplus on exercise of options	–	25,234	(25,234)	–	–	–
Warrants issued for Line of Credit facility	–	–	1,946,902	–	–	1,946,902
Future income tax affect of flow through share expenditures	–	(2,244,060)	–	–	–	(2,244,060)
Share based compensation	–	–	770,162	–	–	770,162
Net income	–	–	–	–	21,568,751	21,568,751
Balance, December 31, 2005	28,146,219	29,724,618	2,942,699	6,861,510	2,649,959	42,178,786
Issued for cash, net of issue costs of $150,914	1,000,000	6,349,086	–	–	–	6,349,086
Issued for cash on exercise of options	290,667	704,502	–	–	–	704,502
Issued for cash on exercise of share purchase warrants	600,750	3,604,500	–	–	–	3,604,500
Issued on conversion of convertible debentures	690,162	6,346,757	–	(2,053,295)	–	4,293,462
Transfer of contributed surplus on exercise of options and warrants	–	952,660	(952,660)	–	–	–
Share based compensation	–	–	2,058,503	–	–	2,058,503
Net income	–	–	–	–	82,007,108	82,007,108
Balance, December 31, 2006	30,727,798	$ 47,682,123	$ 4,048,542	$ 4,808,215	$ 84,657,067	$ 141,195,947

See accompanying notes to these financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2006 and 2005	2006	2005
OPERATING ACTIVITIES		
Net income	$ 82,007,108	$ 21,568,751
Items not affecting cash flows		
Depletion, depreciation and amortization	12,940,952	7,879,623
Share based compensation	2,058,503	770,162
Accretion of debt and future site restoration costs	1,593,747	1,317,514
Amortization of deferred financing costs	1,028,581	1,123,713
Equity income in Huckleberry Mines Ltd.	(33,691,946)	(29,927,250)
Foreign exchange gain on short and long term debt	(833,717)	(339,722)
Future income taxes	19,408,004	(1,893,812)
Unrealized (gains) losses on derivative instruments	(13,960,945)	7,856,472
Other	(186,776)	(155,258)
	70,363,511	8,200,193
Net change in non-cash operating working capital balances (Note 18)	2,674,337	(22,923,594)
Cash provided by (used in) operating activities	73,037,848	(14,723,401)
FINANCING ACTIVITIES		
Proceeds of short term debt	112,371,054	70,404,508
Repayment of short term debt	(140,092,467)	(40,069,765)
Proceeds of long term debt	2,409,397	12,940,000
Repayment of long term debt	(5,677,886)	(2,858,738)
Proceeds of convertible debentures	–	19,081,582
Issue of share capital, net of share issue costs	10,658,088	468,750
Cash (used in) provided by financing activities	(20,331,814)	59,966,337
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(23,727,559)	(49,473,640)
Purchase of marketable securities	–	(80,000)
Proceeds on sale of marketable securities	–	116,815
Purchase of investment in bcMetals Corporation	(7,109,668)	–
Proceeds on sale of mineral properties	231,810	547,653
Increase in future site reclamation deposits	(344,067)	(50,259)
Other	(48,218)	(182,750)
Cash used in investment activities	(30,997,702)	(49,619,575)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,708,332	(4,376,639)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	339,450	4,716,089
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,047,782	$ 339,450

Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2006 and 2005		2006		2005
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash in bank	$	4,250,685	$	339,450
Short term money market investments		17,797,097		–
	$	22,047,782	$	339,450
OPERATING ACTIVITIES				
Interest expense paid	$	4,292,921	$	2,573,025
Income and mining taxes paid	$	1,681,707	$	40,753

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2006

(a) the Company reclassified $952,660 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.
(b) holders of convertible debentures with a face value of $5,970,000 converted their convertible debentures into common shares.
(c) the Company received marketable securities with a fair value of $23,889 as an option payment on a mineral property.

During the year ended December 31, 2005

(a) the Company reclassified $25,234 of contributed surplus arising from stock based compensation to share capital on the exercise of options.
(b) holders of convertible debentures with a face value of $50,000 converted their convertible debentures into common shares.
(c) the Company sold surplus mineral properties and took back a $375,000 mortgage on the properties sold.
(d) the Company received marketable securities with a fair value of $11,000 as an option payment on a mineral property.

See accompanying notes to these financial statements.

Notes to the Consolidated Financial Statements

December 31, 2006 and 2005

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. All inter-company balances and transactions have been eliminated upon consolidation.

Investments in shares of investee companies in which the Company's ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company's investment in Huckleberry Mines Ltd., which holds the Huckleberry Mine (Note 4) has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

Other investments are accounted for using the cost method.

Investments are written down to fair value when an other than temporary decline in their carrying value has occurred.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Copper concentrates, inclusive of contained gold and silver, are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Mining Property, Plant and Equipment

Mining property, plant and equipment are carried at cost less accumulated depletion, depreciation and writedowns. Depletion and depreciation are computed primarily by property using the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of $28,976,258 (2005-$23,889,881) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	4 -12 years
Office, computer and communications equipment	4 - 5 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for initial mine development and plant construction, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Stripping Costs

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

Assessment of Impairment

Management reviews the carrying value of mineral exploration properties at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest and, in the case of producing mining property, plant and equipment estimates of future cash flows to be realized from production. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of post feasibility study exploration properties and producing mining property, plant and equipment is determined based on undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down these assets to estimated fair value.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Future Site Reclamation Costs

Future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based using a unit-of-production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. If a derivative financial instrument qualifies for hedge accounting then the gains or losses from it are linked with the underlying asset, liability or cash flow stream being hedged. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled. Hedge accounting conditions include formal documentation of the hedge transaction and tests to ensure the effectiveness of the hedge. If all the required conditions are not met at the inception of the hedge and over its life, then hedge accounting is not allowed, and any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. These mining activities represent a single reportable segment.

Stock Based Compensation

The Company uses a fair value based method to account for stock based compensation. Compensation expense is determined when stock options are issued and is recognized in operations over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Forfeitures of options are accounted for in the period of forfeiture.

Share Purchase Warrants

Share purchase warrants issued are recorded at fair value in contributed surplus. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Deferred Financing Costs

Financing costs are amortized to operations on a straight line basis over the initial term of the related debt.

Earnings Per Common Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest, accretion, and amortization of deferred financing fees on convertible debt, when dilutive, (net of tax) are added back to income, since these would not be paid or incurred if the convertible debentures were converted into common shares.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, income tax provisions and assets and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures and derivatives. Actual results may differ from those estimates.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to stripping costs, EIC 160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The new recommendations require the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations included in the cost of the inventory produced, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provided access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

The standard has been applied retroactively and there is no adjustment to prior years' financial statements as the Company's accounting for stripping costs in prior years was in accordance with the new standard.

At December 31, 2006, the balance of deferred stripping charges was $4,250,235 (Note 6). In accordance with EIC 160, the carrying value of the deferred stripping charges as at December 31, 2006 will continue to be amortized over the life of the related mining assets on a unit-of-production basis.

3. INVENTORY

		2006		2005
Concentrate	$	8,978,174	$	2,955,299
Supplies		4,198,393		2,202,804
	$	13,176,567	$	5,158,103

4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which is recorded on the equity basis. The Company's investment in (share of deficit of) Huckleberry is comprised of the following:

		2006		2005
Balance, beginning of year	$	11,746,326	$	(18,180,924)
Equity income for the year		33,691,946		29,927,250
Balance, end of year	$	45,438,272	$	11,746,326

Summarized financial information for Huckleberry is as follows[1]:

		2006		2005
Balance Sheet				
Current Assets				
Cash and cash equivalents	$	9,584,152	$	48,119,977
Short term investments		23,623,250		18,188,600
Other current assets		32,811,216		28,535,225
		66,018,618		94,843,802
Mineral property		42,290,369		60,867,639
Future site restoration deposits and future income taxes		3,209,432		13,160,318
	$	111,518,419	$	168,871,759
Current Liabilities				
Accounts payable and other current liabilities	$	8,004,768	$	6,809,466
Current portion of long term debt, accrued interest and capital lease obligations		–		45,482,813
		8,004,768		52,292,279
Long term debt, accrued interest and capital lease obligations		–		78,883,674
Future income taxes		514,970		–
Future site restoration costs		13,570,406		15,486,292
		22,090,144		146,662,245
Share Capital		57,595,611		57,595,611
Retained Earnings (Deficit)		31,832,664		(35,386,097)
		89,428,275		22,209,514
	$	111,518,419	$	168,871,759
Statement of Income				
Revenues	$	192,986,682	$	143,060,617
Expenses		125,767,921		83,387,158
Net Income	$	67,218,761	$	59,673,459
Statement of Cash Flows				
Operating activities	$	96,941,525	$	67,419,740
Financing activities		(121,434,432)		(3,449,027)
Investment activities		(14,042,918)		(30,969,279)
(Decrease) increase in cash and cash equivalents	$	(38,535,825)	$	33,001,434

[1] Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

5. INVESTMENT IN bcMETALS CORPORATION

The Company has a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which is recorded on the cost basis.

The Company's investment in bcMetals is comprised of the following:

		2006
Purchase of common shares (market value $8,054,766)	$	6,732,098
Acquisition costs		377,570
	$	7,109,668

Pursuant to a Support Agreement between the Company and bcMetals, the Company has advanced bcMetals $2 million in January 2007 in unsecured advances bearing interest at Bank Prime Rate and due June 30, 2007.

From January 1, 2007 to March 16, 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of approximately $59.9 million inclusive of related fees and expenses. This acquisition was funded from existing cash resources, cash generated from operations and a $40 million credit facility from Edco Capital Corporation, a party related to a significant shareholder (Note 15). As of March 16, 2007 the Company holds approximately 97.8% of the issued and outstanding shares of bcMetals.

Acquisition of the remaining 2.2% interest in bcMetals is expected to cost approximately $1.7 million and will be paid from existing cash resources.

This business combination will be accounted for as a purchase transaction with the Company being identified as the acquirer and bcMetals as the acquiree. The consolidated financial statements of the Company will include the operating results of bcMetals commencing on the dates of acquisition of the share interests in 2007. The preliminary allocation of the purchase price of bcMetals is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments		
Cash	$	67,930,000
Acquisition costs		770,000
	$	68,700,000
Net assets acquired		
Current assets	$	3,060,000
Other assets		519,000
Mineral property		84,485,000
Future income taxes		(14,233,000)
Current liabilities		(5,131,000)
	$	68,700,000

6. MINERAL PROPERTIES

2006	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Producing Mining Property, Plant and Equipment			
Mineral properties	$ 64,521,242	$ 33,017,959	$ 31,503,283
Buildings, machinery and equipment	95,502,846	52,659,128	42,843,718
Tailings and reclamation facilities	25,036,924	15,145,118	9,891,806
Construction in progress	1,366,800	–	1,366,800
Land	745,157	–	745,157
	187,172,969	100,822,205	86,350,764
Mineral Exploration Properties			
Acquisition and exploration costs	4,040,617	1,546,866	2,493,751
	$ 191,213,586	$ 102,369,071	$ 88,844,515

2005	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Producing Mining Property, Plant and Equipment			
Mineral properties	$ 61,710,604	$ 26,502,103	$ 35,208,501
Buildings, machinery and equipment	79,913,206	47,203,168	32,710,038
Tailings and reclamation facilities	19,824,154	13,700,083	6,124,071
Construction in progress	2,702,768	–	2,702,768
Land	678,206	–	678,206
	164,828,938	87,405,354	77,423,584
Mineral Exploration Properties			
Acquisition and exploration costs	3,264,473	1,546,866	1,717,607
	$ 168,093,411	$ 88,952,220	$ 79,141,191

The net book value of buildings, machinery and equipment includes $3,288,162 (2005 – $4,077,338) under capital leases.
Details of the changes in the Company's mineral properties during the years ended December 31, 2006 and 2005 are as follows:

	December 31 2005	Additions	Depletion, Depreciation & Amortization	Disposals & Other	December 31 2006
Mount Polley	$ 74,986,101	$ 21,981,513	$ (13,437,220)	$ (45,255)	$ 83,485,139
Sterling	2,365,935	444,534	(19,645)	–	2,790,824
Other properties	1,789,155	779,397	–	–	2,568,552
	$ 79,141,191	$ 23,205,444	$ (13,456,865)	$ (45,255)	$ 88,844,515

	December 31 2004	Additions	Depletion, Depreciation & Amortization	December 31 2005
Mount Polley	$ 32,984,672	$ 50,051,778	$ (8,050,349)	$ 74,986,101
Sterling	2,265,864	207,995	(107,924)	2,365,935
Other properties	1,749,060	40,095	–	1,789,155
	$ 36,999,596	$ 50,299,868	$ (8,158,273)	$ 79,141,191

Mount Polley

The Company owns 100% of the Mount Polley open pit copper-gold mine located 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley mine was on standby from September 2001 when mining and milling operations were suspended until resumption of operations in March 2005. The Mount Polley property consists of three mining leases and 48 mineral claims.

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. The Sterling property consists of 193 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total.

During 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and therefore the cost to maintain ownership of these properties is not significant.

7. SHORT TERM DEBT

	2006	2005
(a) Equipment finance contracts aggregating $1,869,133 (2005-$nil) repayable in monthly installments of $240,479 until August 2007 secured by certain mobile mining equipment at the Mount Polley mine. This obligation has been recorded on a present value basis with deemed interest at 8% per annum as the finance contracts are interest free.	$ 1,869,133	$ –
(b) Line of Credit Facility		
Working capital facility of up to $nil (2005-$14,500,000) with a syndicate of lenders (Note 15)	–	14,500,000
(c) Concentrate Advances		
Cash advances of US$nil (2005-US$8,166,838)	–	9,510,283
(d) Credit facilities from a related party (Note 15)		
(i) Advances of $nil (2005-$3,000,000) due to a company controlled by a significant shareholder (Note 15)	–	3,000,000
(ii) Advances of US$nil (2005-US$2,600,000) due to a company controlled by a significant shareholder	–	3,027,700
(e) Mortgages payable	–	300,000
	$ 1,869,133	$ 30,337,983

8. LONG TERM DEBT

	Note	2006	2005
Mount Polley Mine Construction Loan	(a)	$ 4,081,335	$ 5,535,581
Mount Polley Finance Contract	(b)	2,348,966	–
Mount Polley Finance Contracts	(c)	603,660	1,444,685
Mount Polley Finance Contracts	(d)	73,013	138,463
Mount Polley Bank Term Loan	(e)	8,464,605	11,679,381
		15,571,579	18,798,110
Less portion due within one year		(6,061,322)	(5,581,964)
		$ 9,510,257	$ 13,216,146
Repayments are due as follows:			
Year ending December 31, 2007		$ 6,061,322	
Year ending December 31, 2008		$ 4,846,907	
Year ending December 31, 2009		$ 2,948,153	
Year ending December 31, 2010		$ 1,049,052	
Year ending December 31, 2011		$ 666,145	

(a) *Mount Polley Mine Construction Loan*

Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $4,083,335 (2005 - $5,600,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	2006	2005
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$ 4,083,333	$ 5,600,000
Less portion representing deemed interest at 7%	(1,998)	(64,419)
	4,081,335	5,535,581
Less portion due within one year	(1,164,669)	(1,454,246)
	$ 2,916,666	$ 4,081,335

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but were deferred with payments commencing in the fourth quarter of 2005 at an accelerated rate until the deferred amounts were paid in early 2006.

(b) Finance contract aggregating $2,348,966 (2005-$nil) repayable in monthly installments of $44,183 until August 2011 including interest at Bank Prime Rate plus 1% (7% at December 31, 2006) and secured by mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

(c) Finance contracts aggregating $603,660 (US$518,030) [2005-$1,444,685 (US$1,240,605)] repayable in blended monthly installments of $77,630 (US$66,618) including interest at one month Libor plus 3.5% and secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

(d) Finance contracts aggregating $73,013 (2005-$138,463) repayable in monthly installments of $5,760 until September 2007 and $2,509 thereafter, and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

(e) Bank term loans aggregating $8,464,605 (2005-$11,679,381) repayable in blended monthly installments of $368,000 until May 2007 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

9. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000,000 that mature on March 10, 2010, $9,750,000 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918,418, totalled $19,081,582. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion right. The estimated fair value of the equity component, the conversion right, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were as follows:

Debt component	$ 12,790,213
Equity component (net of financing costs of $331,080)	$ 6,878,707

The debt component of the convertible debenture will be accreted to the face value of $20,000,000 through the recording of additional interest expense over the term of the convertible debenture.

During the year ended December 31, 2006, convertible debentures with a face value of $5,970,000 were converted into common shares leaving a face value of $13,980,000 in convertible debentures outstanding at December 31, 2006.

During the year ended December 31, 2005, convertible debentures with a face value of $50,000 were converted into common shares leaving a face value of $19,950,000 in convertible debentures outstanding at December 31, 2005.

10. FUTURE SITE RECLAMATION COSTS

	2006	2005
Balance, beginning of year	$ 3,649,434	$ 3,118,573
Accretion	260,869	216,982
Costs incurred during the year	–	(224,858)
Additions to future costs	43,438	57,438
Change in estimates of future costs	(541,664)	511,548
Effect of translation of foreign currencies	2,980	(30,249)
Balance, end of year	$ 3,415,057	$ 3,649,434

The total undiscounted amount of estimated cash flows required to settle the obligations is $3,569,884 (2005 - $3,476,990) and US$1,382,085 (2005 – US$1,281,992) which has been discounted using a credit adjusted risk free rate of 7%. The reclamation obligations for the Mount Polley mine is expected to be paid during the years 2008 to 2014. The reclamation obligation for the Sterling mine is expected to be paid in 2012. The amounts and timing of mine closure plans for both the Sterling mine and the Mount Polley mine will vary depending on a number of factors including exploration success and alternative mining plans.

Assets with a fair value of $3,853,513 (2005-$3,559,830) are legally restricted for the purposes of settling asset retirement obligations (Note 16).

11. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors.
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors.
Unlimited number of Common Shares without par value

Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2006, 1,074,447 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In 2006 and 2005, the Company granted its directors, officers and employees options to purchase 260,000 common shares and 1,300,000 common shares, respectively, of the Company. The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date options issued	May 25, 2006	January 6, 2006	August 11, 2005
Number of options	60,000	200,000	1,300,000
Exercise price	$9.10	$5.30	$6.60
Estimated fair value per share	$4.66	$2.55	$3.32
Dividend yield	0%	0%	0%
Risk free interest rate	4.22%	3.92%	3.32%
Expected life	3.55 years	3.55 years	3.44 years
Expected volatility	68%	66%	66%

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2006 and changes during the years is presented below:

	2006			2005		
	Number of Shares	Weighted Average Exercise Price		Number of Shares	Weighted Average Exercise Price	
Outstanding at beginning of year	2,072,000	$	4.46	886,700	$	0.82
Granted	260,000	$	6.18	1,300,000	$	6.60
Exercised	(290,667)	$	2.42	(114,700)	$	0.50
Lapsed	(45,000)	$	6.60	–	$	–
Outstanding at end of year	1,996,333	$	4.94	2,072,000	$	4.46
Options exercisable at end of year	904,666	$	3.05	752,000	$	0.71

The following table summarizes information about the share options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Exercise Price		Number Exercisable	Exercise Price	
$0.50	528,000	0.6 years	$	0.50	528,000	$	0.50
$5.30	200,000	5.0 years	$	5.30	–	$	5.30
$6.60	1,163,333	3.6 years	$	6.60	336,666	$	6.60
$6.80	45,000	3.0 years	$	6.80	40,000	$	6.80
$9.10	60,000	5.0 years	$	9.10	–	$	9.10
	1,996,333	3.0 years	$	4.94	904,666	$	3.05

Share Purchase Warrants

	Number of Warrants 2006	2005
Balance, beginning of year	1,935,750	958,625
Issued pursuant to Line of Credit facility (Note 7(b))	–	1,935,750
Exercised	(600,750)	(74,800)
Expired	–	(883,825)
Balance, end of year	1,335,000	1,935,750

Each of the 1,935,750 warrants issued in connection with the Line of Credit facility (Note 7(b)) entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 690,517 on May 19, 2007; 276,207 on June 15, 2007; 184,138 on June 22, 2007; and 184,138 on July 20, 2007.

The Company recorded the estimated financing costs and contributed surplus for the fair value of the warrants issued in connection with the Line of Credit at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date warrants issued	May 19 through July 20, 2005
Number of warrants	1,935,750
Exercise price	$6.00
Estimated fair value per share	$1.01
Dividend yield	0%
Risk free interest rate	2.83%
Expected life	1.5 years
Expected volatility	40%

12. INCOME AND MINING TAXES (RECOVERY)

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

	2006 Amount	2006 %	2005 Amount	2005 %
Income before taxes	$ 103,843,112	100.0	$ 20,009,692	100.0
Income taxes thereon at the basic statutory rates	$ 35,431,270	34.1	$ 6,977,380	34.9
Increase (decrease) resulting from:				
Tax benefits not recognized in the period loss was incurred	(666,000)	(0.6)	(1,851,111)	(9.3)
Resource allowance	(1,028,000)	(1.0)	411,000	2.1
Change in valuation allowance	(2,495,000)	(2.4)	91,000	0.5
Non taxable equity income from Huckleberry	(11,496,000)	(11.1)	–	–
Use of capital gains rate on equity income from Huckleberry	–	–	(5,218,000)	(26.1)
Recognition of previously unrecognized future income tax assets upon renounciation relating to flow through shares	–	–	(2,244,060)	(11.2)
B.C. mineral taxes	1,890,000	1.8	130,000	0.6
Large corporation taxes	–	–	135,000	0.7
Effect of rate change	(32,000)	(0.0)	–	–
Other	231,734	0.2	9,732	0.0
Income and mining taxes (recovery)	$ 21,836,004	21.0	$ (1,559,059)	(7.8)

	2006	2005
Current taxes	$ 2,428,000	$ 334,753
Future income taxes	19,408,004	(1,893,812)
	$ 21,836,004	$ (1,559,059)

Future income tax assets and future income tax liabilities are as follows:

		2006		2005
Future income tax assets				
Mineral properties	$	19,409,500	$	24,543,000
Net operating tax losses carried forward		2,802,000		9,041,000
Investment in Huckleberry		–		617,000
Other		1,649,000		4,497,000
Future tax assets		23,860,500		38,698,000
Less valuation allowance		(21,913,000)		(36,023,126)
		1,947,500		2,674,874
Future income tax liabilities				
Mineral properties		18,749,254		3,025,122
Other		2,956,498		–
		21,705,752		3,025,122
Net future income tax liabilities	$	(19,758,252)	$	(350,248)
Net Future Income Tax Assets (Liabilities)				
Current portion	$	(2,956,498)	$	2,674,874
Non-current portion		(16,801,754)		(3,025,122)
	$	(19,758,252)	$	(350,248)

As at December 31, 2006 the Company had net operating tax loss carry forwards in Canada of approximately $1.4 million, which can be applied to reduce future Canadian taxable income and will expire in 2007 to 2026. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$6.0 million, which can be applied to reduce future US taxable income and will expire in 2009 to 2026. A valuation allowance has been applied to the tax benefit of $nil million of net operating tax loss carry forwards in Canada and to US$6.0 million of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

13. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

		2006		2005
Assets				
Security deposits with dealers [US$1,125,261 (2005-US$7,061,358)]	$	1,311,268	$	8,222,951
Put options purchased [US$8,914,493 (2005-US$23,244)]		10,388,059		27,067
	$	11,699,327	$	8,250,018
Liabilities				
Call options sold [US$3,254,932 (2005-US$7,866,917)]	$	3,792,972	$	9,161,024

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At December 31, 2006 the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2006 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at December 31, 2006 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			Equivalent notional lbs of copper	
January to December 2007	$ 2.95	$ 3.45	30,644,000	30,644,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract.

	Price US$/lb	Forward Sales
Contract Period		Equivalent notional lbs of copper
January 2007	$ 3.02	1,543,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net notional pounds of copper specified in the contract.

From January 1, 2007 to March 16, 2007 the Company purchased put options and sold call options to manage its exposure to changes in copper prices. The next notional pounds of copper and the exercise price under these contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			Equivalent notional lbs of copper	
April to December 2007	$ 2.50	$ 3.06	14,881,000	14,881,000
January to March 2008	$ 2.50	$ 3.06	4,960,000	4,960,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the next notional pounds of copper specified in the contract.

14. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	2006	2005
Numerator:		
Net Income	$ 82,007,108	$ 21,568,751
Effect of dilutive securities:		
Convertible debentures – interest, accretion and deferred financing costs, net of income tax effect	2,019,407	–
Adjusted net income	$ 84,026,515	$ 21,568,751
Denominator:		
Basic weighted-average number of common shares outstanding	29,801,115	28,146,219
Effect of dilutive securities:		
Stock options	913,250	774,407
Warrants	454,587	78,619
Convertible debentures	79,584	–
Diluted potential common shares	1,447,421	853,026
Diluted weighted-average number of common shares outstanding	31,248,536	28,999,245
Basic net income per common share	$ 2.75	$ 0.77
Diluted net income per common share	$ 2.69	$ 0.74

Excluded from the calculation of diluted net income per common share for the year ended December 31, 2006 were nil shares (2005 - 2,306,358 shares) related to the conversion of the 6% convertible debentures and 60,000 shares (2005 – 1,345,000 shares) related to stock options because their effect was anti-dilutive.

15. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	2006	2005
Line of Credit facility (Note 7(b))	$ –	$ 10,000,000
Short term debt (Note 7(d))	$ –	$ 6,027,700
Convertible debentures (at face value) (Note 9)	$ 9,750,000	$ 9,750,000
Interest expense on long term debt	$ 585,000	$ 477,616
Other interest expense	$ 1,283,983	$ 571,524

16. COMMITMENTS AND GUARANTEES

At December 31, 2006 the Company is committed to future minimum operating lease payments as follows:

2007	$ 195,000
2008	120,000
2009	79,000
2010	16,000
2011	4,000
	$ 414,000

At December 31, 2002 the Company had secured the reclamation bond of $1,900,000 for the Mount Polley mine with a cash deposit. During 2003 the cash deposit was reduced by $1,370,567 as a result of the Company pledging to the Province of British Columbia certain mining equipment and supplies inventory at the Mount Polley mine as substitute security for the cash released from the reclamation bond.

17. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2006 the carrying value of cash and cash equivalents, accounts receivable, derivative instrument assets, future site reclamation deposits, and accounts payable and accrued liabilities, derivative instrument liabilities, short term and long term debt, and the debt component of the convertible debenture approximates their respective fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximates fair value as interest rates and credit spreads have not changed materially since the instruments were issued.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivatives to manage this risk.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to four or five smelters or traders. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to manage its exposure and is subject to risk of default by counter parties in connection with these arrangements (Note 13).

18. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non cash operating working capital balances consists of the following:

	2006	2005
Accounts receivable	$ 3,477,652	$ (20,462,379)
Inventory	(7,417,270)	(4,010,986)
Derivative instrument assets and margin deposits	(3,449,309)	(8,250,018)
Accounts payable and accrued liabilities	1,470,371	8,495,237
Derivative instrument liabilities	8,592,893	1,304,552
	$ 2,674,337	$ (22,923,594)

19. SEGMENTED INFORMATION

	2006	2005
Revenue by geographic area		
Canada	$ 1,048,060	$ 329,059
United States	66,037,035	28,676,852
Japan	114,902,963	-
Europe	29,458,694	42,071,140
	$ 211,446,752	$ 71,077,050

In 2006, four customers (2005-three customers) each accounted for more than 10% of revenues with the largest customer accounting for approximately 31% (2005-41%) of revenue.

Imperial Metals


Red Chris Property
Bear Property
Porcher Island Property
Huckleberry Mine
Mount Polley Mine
Giant Copper Property
Sterling Property

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman [1/2/3]

Brian Kynoch [3]

Larry Moeller [1/2/3]

Ed Yurkowski [1/2]

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

Officers

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor
Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

Toll Free 800.564.6253

service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

Annual General Meeting

May 14, 2007 at 2:00pm
The Vancouver Club
University Room
915 West Hastings Street
Vancouver, BC

A corporate presentation will follow the formal meeting.






Imperial Metals

discover · develop · operate








END